

ARCHER AVIATION INC

2025 Proxy Statement & 2024 Annual Report





ARCHER

ADAM GOLDSTEIN
Founder & Chief Executive Officer

TO OUR STOCKHOLDERS:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders (the “Annual Meeting”) of Archer Aviation Inc., which will be held virtually at www.virtualshareholdermeeting.com/ACHR2025 on Friday, June 27, 2025, 12:00 p.m. Pacific Time. The Annual Meeting will be held in a virtual meeting format only. We believe that a virtual stockholder meeting provides greater access to those who wish to attend and therefore we have chosen this format.

The matters expected to be acted upon at the Annual Meeting are described in the accompanying Notice of Annual Meeting of Stockholders (the “Notice”) and Proxy Statement (the “Proxy Statement”). The Annual Meeting materials include the Notice, the Proxy Statement, our annual report, and proxy card.

Your vote is important. Whether or not you plan to attend the Annual Meeting virtually, please cast your vote as soon as possible by Internet, telephone or, if you received a paper proxy card and voting instructions by mail, by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend virtually. Returning the proxy does not affect your right to attend the Annual Meeting virtually or to vote your shares virtually during the Annual Meeting.

Sincerely,

Adam Goldstein

Your vote is important. Whether or not you plan to attend the annual meeting, please cast your vote as soon as possible by internet, telephone, or by mail.



Notice of Annual Meeting of Stockholders

Date and Time	Virtual Meeting Site	Who Can Vote
June 27, 2025, 12:00 p.m. Pacific Time	www.virtualshareholdermeeting.com/ACHR2025	Stockholders of record at the close of business on April 28, 2025

Agenda Item	Board Vote Recommendation
1. Elect certain directors of Archer Aviation Inc., each to serve a three-year term expiring at the 2028 annual meeting of stockholders and until such director's successor is duly elected and qualified	**FOR EACH DIRECTOR NOMINEE**
2. Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025	**FOR**
3. Advisory vote to approve the compensation of our named executive officers	**FOR**
4. Approve the issuance of 751,879 shares of Class A Common Stock to Stellantis N.V. ("Stellantis") pursuant to that certain subscription agreement, dated as of December 11, 2024, by and between the Company and Stellantis (the "Stellantis Subscription Agreement")	**FOR**

And other business as may properly come before the Annual Meeting and any postponements or adjournments thereof.

These materials were first sent or made available to stockholders on April 30, 2025

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY THROUGH THE INTERNET OR BY TELEPHONE OR REQUEST AND SUBMIT YOUR SIGNED AND DATED PROXY CARD BY MAIL AS SOON AS POSSIBLE, SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

By Order of the Board of Directors,

ERIC LENTELL
General Counsel and Secretary



Table of Contents

References to our websites in this Proxy Statement are not intended to function as hyperlinks and the information contained on our websites is not intended to be incorporated into this Proxy Statement.



IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON JUNE 27, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON FRIDAY, JUNE 27, 2025 AT 12:00 P.M. PACIFIC TIME. THE PROXY STATEMENT AND ANNUAL REPORT ARE AVAILABLE AT WWW.PROXYVOTE.COM. THIS NOTICE OF THE ANNUAL MEETING, PROXY STATEMENT, AND FORM OF PROXY ARE BEING DISTRIBUTED AND MADE AVAILABLE ON OR ABOUT APRIL 30, 2025,

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes forward-looking statements, which are statements other than statements of historical facts and statements in the present tense. These statements include, but are not limited to, statements regarding our future performance and our market opportunity; our business strategy and plans; aircraft performance; the pace at which we intend to design, develop, test, certify, manufacture and commercialize our eVTOL aircraft; and the planned deployment of Archer's business internationally. Forward-looking statements are based upon various estimates and assumptions, as well as information known to us as of the date hereof, and are subject to risks and uncertainties. Accordingly, actual results could differ materially due to a variety of factors, including: the early stage nature of our business and our past and projected future losses; our ability to design, manufacture and deliver our aircraft to customers; risks associated with indicative orders from certain third parties for our aircraft, which are subject to the satisfaction of certain conditions and/or further negotiation and reaching mutual agreement on certain material terms, and the risk that such parties cancel such orders or never place them; risks associated with being in the early stages of developing our defense program, and our inability to ensure that we will achieve some or any of the expected benefits of the program or that we will be successful in winning a bid to develop aircraft for the U.S. Department of Defense or any other military agency; risks associated with the expansion of our planned lines of business; risks associated with the current and future international expansion of our business and operations; our ability to realize the expected benefits of an autonomous aircraft development program, as well as the cost, timing and results of our development activities relating to autonomous aircraft; our ability to realize operating and financial results forecasts which rely in large part upon assumptions and analyses that we have developed; our ability to effectively market electric air transportation as a substitute for conventional methods of transportation, following receipt of governmental operating authority; our ability to compete effectively in the UAM and eVTOL industries; risks related to the operation of our UAM ecosystem in densely populated metropolitan areas and heavily regulated airports; our ability to obtain any required certifications, licenses, approvals, or authorizations from governmental authorities; our ability to achieve our business milestones, such as commencing the manufacturing of our aircraft and launching products and services, on anticipated timelines; our dependence on suppliers for the parts and components in our aircraft, which are subject to uncertainties that could affect our operating results, including the implementation of trade barriers, tariffs and other protectionist measures; our ability to ramp up to commercial-scale manufacturing capabilities; regulatory requirements and other obstacles outside of our control that slow market adoption of electric aircraft, such as the inability to obtain and maintain adequate vertiport infrastructure; our ability to attract, integrate, manage, train and retain qualified personnel and key employees; natural disasters, outbreaks and pandemics, economic, social, weather, growth constraints and regulatory conditions or other circumstances affecting metropolitan areas; the potential for losses and adverse publicity stemming from any accidents involving small aircraft, helicopters or charter flights, and in particular from accidents involving electric aircraft or lithium-ion battery cells, or test flights of our prototype eVTOL aircraft; risks associated with indexed price escalation clauses in customer contracts, which could subject us to losses if we have cost overruns or if increases in costs exceed the applicable escalation rate; our ability to address a wide variety of extensive and evolving laws and regulations, including data privacy and security laws; our ability to protect our intellectual property rights from unauthorized use by third parties; our ability to obtain additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances; cybersecurity risks to our various systems and software.

Additional risks and uncertainties that could affect our financial results and business are more fully detailed in our filings with the U.S. Securities and Exchange Commission ("SEC"), including our most recent Annual Report on Form 10-K for the year ended December 31, 2024, and other SEC filings, which are available on our investor relations website at investors.archer.com and on the SEC website at www.sec.gov.



PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement.

References in this Proxy Statement to "we," "us," "our," "ours," "Archer" and the "Company" refer to Archer Aviation Inc. prior to the business combination and to Archer Aviation Inc. and its consolidated subsidiaries.

OUR COMPANY

Headquartered in Silicon Valley, California, Archer is developing the technologies and aircraft to power the future of advanced aviation. We plan to provide customers with advanced aircraft and related technologies and services in the United States and internationally in both the commercial and defense sectors. We unveiled our first planned production aircraft, an electric vertical take-off and landing ("eVTOL") aircraft, Midnight, in November 2022 and are working to commercialize our Midnight aircraft which is intended to be used in air taxi operations in and around major cities around the world. To do so, we are working with aviation authorities, countries, cities, and strategic partners in select locations globally to obtain certification of our Midnight aircraft and build out urban air mobility ("UAM") networks that will utilize our Midnight aircraft in their operations.

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program aims to motivate our people to perform at a consistently high level and rewards contributions that deliver outstanding results.

Bonuses reflect Company performance. 2024 bonuses were focused on strategic milestones of the Company that were designed to drive long-term stockholder value. Bonuses were paid according to the bonus plan's formulaic funding, with no discretionary adjustments.

Continued evolution of the compensation program. Beginning in 2024, performance-based restricted stock units ("PSUs") were added as a key component of our named executive officers' ("NEO") compensation program, which focused on relative total shareholder return to ensure alignment of our executives' interests with the long-term view of our stockholders.

Challenging corporate goals. The 2024 corporate performance goals were rigorous and were set to advance our strategic and commercialization milestones while exerting strict financial discipline. Adam Goldstein, our Chief Executive Officer ("CEO"), received an annual bonus payout of 70% of target (100% weighted on corporate performance) and our other NEOs received annual bonus payouts of 85% of their respective targets (equally weighted on corporate and individual performance).

GOVERNANCE HIGHLIGHTS

We are committed to good corporate governance, which strengthens the accountability of our board of directors and promotes the long-term interests of our stockholders. Some highlights of our governance and independent board practices are listed below:

– Single class of shares with equal voting rights.
– Majority of directors are independent (6 out of 7 current directors).
– Board of directors leadership structure with a Lead Independent Director that has been appointed by a majority of our independent directors. Our Lead Independent Director has well defined rights and responsibilities.
– All board committees are composed of independent directors.
– Independent directors conduct regular executive sessions.
– Board of directors has related party transaction standards for any direct or indirect involvement of a director in the Company's business activities.



- Each director attended at least 75% of the meetings of the board of directors and committees on which he or she served in 2024.
- None of our directors are considered "overboarded."
- Comprehensive risk oversight practices, including internal controls, cybersecurity, legal and regulatory matters, compensation, and other critical evolving areas.
- Our Insider Trading Policy prohibits directors, officers, and employees from hedging and shorting of Archer common stock, and, except in limited circumstances, pledging Archer common stock.
- We have adopted and administer a robust Compensation Recovery Policy, which applies to our executive officers.



Our Board of Directors and Nominees



ADAM GOLDSTEIN
Co-Founder, CEO & Director

AGE: 45

SINCE: September 2021



DEBORAH DIAZ
Director, Chairperson, Nominating and Corporate Governance Committee and Member of the Audit Committee
(Nominee for re-election)

AGE: 67

SINCE: September 2021



FRED M. DIAZ
Lead Independent Director, Chairperson, Compensation Committee and Member of the Audit Committee
(Nominee for re-election)

AGE: 59

SINCE: September 2021



OSCAR MUNOZ
Director, Member of the Compensation Committee

AGE: 66

SINCE: September 2021



BARBARA PILARSKI
Director, Member of the Nominating and Corporate Governance Committee

AGE: 61

SINCE: January 2022



MARIA PINELLI
Director, Chairperson, Audit Committee and Member of the Compensation Committee

AGE: 62

SINCE: September 2021



MICHAEL SPELLACY
Director, Member of the Nominating and Corporate Governance Committee

AGE: 53

SINCE: September 2021



MEETING INFORMATION

Your vote is important. Please submit your proxy as soon as possible (see "Voting Instructions; Voting of Proxies" on page 68 for voting instructions).

MEETING DATE	RECORD DATE	MEETING TIME	VIRTUAL MEETING ACCESS
Friday, June 27, 2025	Monday, April 28, 2025	12:00 p.m. Pacific Time	www.virtualshareholdermeeting.com/ACHR2025 using your control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card

VOTING METHODS

You may vote in advance of the virtual meeting using one of these voting methods:

ONLINE	PHONE	MAIL
www.proxyvote.com	Follow instructions shown on proxy card	If you received paper materials, mail to: Vote Processing, c/o Broadridge Financial Solutions, Inc. 51 Mercedes Way, Edgewood, New York 11717

ITEMS OF BUSINESS AND BOARD VOTING RECOMMENDATIONS

PROPOSAL		BOARD RECOMMENDATION	PAGE REFERENCE
Proposal 1	Election of directors named in this Proxy Statement	**For each director nominee**	19
Proposal 2	Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025	**For**	27
Proposal 3	Advisory vote on the compensation of our named executive officers	**For**	29
Proposal 4	Approval of share issuance to Stellantis pursuant to Stellantis Subscription Agreement	**For**	30



CORPORATE GOVERNANCE

We are strongly committed to good corporate governance practices. Our corporate governance framework is designed to promote the long-term interests of our stockholders, strengthen leadership accountability, and foster responsible decision-making.

HIGHLIGHTS

One share equals one vote	We have a single class of shares with equal voting power.
Separation of Lead Independent Director and CEO roles	Our CEO is focused on managing Archer and our Lead Independent Director drives accountability at the board of directors level.
Access to management	Our board of directors has significant interaction with senior management and access to other employees.
Succession planning	Our nominating and corporate governance committee regularly discusses board of directors and executive succession planning.
Executive sessions	All quarterly board of directors and committee meetings include executive sessions.
Board, committee and individual self-evaluations	Our directors conduct annual performance self-evaluations of our board of directors and each committee of which each director is a member.

BOARD INDEPENDENCE

The listing rules of the New York Stock Exchange ("NYSE") generally require that a majority of the members of a listed company's board of directors be independent. In addition, the listing rules generally require that, subject to specified exceptions, each member of our audit, compensation, and nominating and corporate governance committees be independent.

Our board of directors performs an annual review of the independence of our directors based, in part, on the review of information by our management and outside legal counsel. In our most recent review, we determined that Deborah Diaz, Fred M. Diaz, Oscar Munoz, Barbara Pilarski, Maria Pinelli, and Michael Spellacy, representing six of our seven directors, are "independent directors" as defined under the applicable rules, regulations, and listing standards of NYSE and the applicable rules and regulations promulgated by the SEC. We have determined that all committee members are independent under applicable NYSE and SEC rules for committee memberships, and that each member of the audit committee also meets the additional independence criteria set forth in Rule 10A-3(b)(1) under the Exchange Act.

BOARD OF DIRECTORS AND COMMITTEE SELF-EVALUATIONS

Throughout the year, our board of directors discusses corporate governance practices with management and third-party advisors to ensure that the board of directors and its committees follow practices that are optimal for the company and its stockholders. Based on an evaluation process recommended and overseen by our nominating and corporate governance committee pursuant to the committee's authority set forth in its charter, the board of directors conducts an annual self-evaluation, including an evaluation of each committee and the contributions of individual directors, in order to determine whether the board and its committees are functioning effectively. The results of the annual self-evaluation are reviewed and addressed by the nominating and corporate governance committee and then by the full board of directors.



BOARD AND COMMITTEE STRUCTURE

Our Corporate Governance Guidelines provide our board of directors with flexibility to select the appropriate board leadership structure. Fred M. Diaz, an independent member of our board of directors, has served as our Lead Independent Director since February 2022. We do not currently have a chairperson of the board of directors. The board of directors believes that its current leadership structure allows the CEO to focus on managing the Company, while leveraging our Lead Independent Director's experience to drive accountability at the board of directors level and carry out its roles and responsibilities on behalf of Archer's stockholders, including its oversight of management and corporate governance matters. Our Lead Independent Director is responsible for coordinating the activities of the independent directors, including:

– presiding at all meetings of the board of directors at which the CEO is not present or when the performance of our board of directors or CEO is discussed;
– acting as a liaison between the independent directors and the CEO;
– convening meetings of the independent directors as appropriate;
– consulting with the CEO in planning and setting schedules and agendas for meetings of the board of directors;
– being available for consultation and direct communication with stockholders as appropriate; and
– performing such other functions as the board of directors may delegate.

Our board of directors is committed to continuously reviewing its leadership structure and composition, along with its policies and practices, as our company grows and evolves.

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Each member of our standing committees is independent under the current NYSE and SEC rules and regulations. Each committee operates under a written charter adopted by the Board, which is reviewed by each committee annually. The charters are available at the "Corporate Governance" section of our investor relations website at investors.archer.com.

The composition and responsibilities of each committee are described below.

NAME	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Deborah Diaz	●		○
Fred M. Diaz	●	○	
Oscar Munoz		●	
Barbara Pilarski			●
Maria Pinelli	○	●	
Michael Spellacy			●
Number of meetings	5	6	4

● Member   ○ Chair



Audit Committee

Our audit committee is composed of Ms. Pinelli, who is the chairperson of our audit committee, and Ms. Diaz and Mr. Diaz. Each member of our audit committee is financially literate as required by the current NYSE listing standards. Our board of directors has also determined that Ms. Pinelli is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the "Securities Act"). This designation does not impose any duties, obligations, or liabilities that are greater than those generally imposed on members of our audit committee and our board of directors. Our audit committee is responsible for, among other things:

– reviewing and discussing with management our quarterly and annual financial results, earnings guidance, and earnings press releases prior to distribution to the public;
– selecting, appointing, compensating and overseeing the work of the independent registered public accounting firm;
– reviewing the qualification, performance and continuing independence of the independent registered public accounting firm;
– discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and annual financial results;
– establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
– overseeing our internal audit function;
– overseeing and considering the effectiveness of our internal controls;
– reviewing proposed waivers of the code of conduct for directors, executive officers, and employees (with waivers for directors or executive officers to be approved by the board of directors);
– reviewing with management the company's significant risks, reviewing our policies for risk assessment and risk management with respect to internal controls around financial reporting, and steps management has taken to monitor or mitigate these risks;
– overseeing our risk assessment and management, including with respect to risks and incidents related to cybersecurity;
– reviewing and approving or ratifying related party transactions that are material or otherwise implicate disclosure requirements; and
– approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our compensation committee is composed of Mr. Diaz, who is the chairperson of our compensation committee, Mr. Munoz and Ms. Pinelli. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act. Our compensation committee is responsible for, among other things:

– reviewing and approving the compensation and the terms of any compensatory agreements of our executive officers;
– reviewing and recommending to our board of directors the compensation of our non-employee directors;
– reviewing and approving the selection of our peer companies for compensation assessment purposes;
– administering our equity incentive compensation plans;
– reviewing our compensation-related risk exposures and management's mitigation measures;
– reviewing succession plans for senior management positions, including our CEO;
– reviewing and approving, or making recommendations to our board of directors, with respect to, incentive compensation and equity plans; and
– establishing our overall compensation philosophy.



Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed of Ms. Diaz, who is the chairperson of the nominating and corporate governance committee, and Ms. Pilarski and Mr. Spellacy. Our nominating and corporate governance committee is responsible for, among other things:

– identifying and recommending candidates for membership on our board of directors;
– recommending directors to serve on board committees;
– advising the board on certain corporate governance matters;
– developing policies regarding director nomination processes, if and as the committee determines it appropriate to have such policies;
– establishing procedures for the receipt, retention and treatment of complaints received by us regarding violations of company policies or law, including the confidential and anonymous submission by our employees of concerns regarding any conduct that may violate company policies or law;
– developing and overseeing any program relating to corporate responsibility and sustainability, including environmental, social, and corporate governance matters and related risks, controls, and procedures; and
– overseeing the evaluation of our board of directors and its committees.

EXECUTIVE SESSIONS OF INDEPENDENT DIRECTORS

In order to encourage and enhance communication among independent directors and as required by the NYSE, our independent directors meet in regularly scheduled executive sessions on a quarterly basis, which are presided by Mr. Diaz, our Lead independent Director, and at which only independent directors are present. Our board of directors believes that executive sessions foster open and frank communication among the independent directors, which will ultimately add to the effectiveness of our board of directors, as a whole.

OUR BOARD OF DIRECTORS' OVERSIGHT OF RISK

Our board of directors, as a whole, has responsibility for overseeing our risk management process, although the committees of our board of directors oversee and review risk areas that are particularly relevant to them.

Each committee of our board of directors meets with key management personnel and representatives of outside advisors to oversee risks associated with their respective principal areas of focus, as described below.

Committee	Primary Areas of Risk Oversight
Audit	• Oversee financial reporting process, accounting policies and internal controls • Evaluate risks related to financial reporting, accounting, auditing, tax and fraud • Evaluate exposures and risks related to cybersecurity and other information security policies and practices and related internal controls, and monitoring, assessing and reporting such exposures
Compensation	• Oversee compensation plans, programs and policies • Evaluate major compensation- and human capital-related risk exposures and monitoring of such exposures • Evaluate and provide input on CEO and senior management succession planning
Nominating and Corporate Governance	• Review and evaluate the corporate governance framework, including governance guidelines and policies • Evaluate the structure and composition of our board of directors and committees and role in risk oversight • Oversee the corporate responsibility program and initiatives

Our board of directors also reviews strategic, operational, compliance and financial risk in the context of discussions, question and answer sessions, and reports from the management team at each regular board meeting, receives reports on all significant committee activities at each regular board meeting, and evaluates the risks inherent in significant transactions. The risk oversight responsibility of our board of directors and its committees is supported by management level committees.



Cybersecurity Risk Oversight. Securing the information of our employees, vendors, and other third parties is important to us. We have adopted certain physical, technological, and administrative controls on data security. While everyone at our company plays a part in managing these risks, oversight responsibility is shared by our board of directors, our audit committee, and management. Our Chief Information Officer reports cybersecurity risks to the audit committee on a quarterly basis. In addition, our management team updates the audit committee, as necessary, regarding any material cybersecurity threats or incidents, as well as any incidents with lesser impact potential. Key performance indicators and security metrics are shared with the audit committee and defined to measure the effectiveness of our cybersecurity controls and risk management efforts, current threat landscape, and annual strategy. We strategically partner with industry leading external vendors to perform cybersecurity assessments. As part of these processes, our information security team identifies and prioritizes risks to devise our annual cybersecurity mitigation strategy and address operational risks. For additional information relating to our Cybersecurity Risk Oversight, please see the section titled "Cybersecurity" in our most recent Annual Report on Form 10-K for the year ended December 31, 2024.

Oversight of Corporate Strategy. Our board of directors actively oversees management's establishment and execution of corporate strategy, including major business and organizational initiatives, annual budget and long-term strategic plans, capital allocation priorities, potential corporate development opportunities, and risk management. At its regularly scheduled meetings and throughout the year, our board of directors receives information and formal updates from our management and actively engages with the senior leadership team with respect to our corporate strategy. Our board of directors' diverse skill sets and experience enhances our board of directors' ability to support management in the execution and evaluation of our corporate strategy. The independent members of our board of directors also hold regularly scheduled executive sessions at which strategy is discussed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
The members of our compensation committee during the last fiscal year (i.e., 2024) included Mr. Diaz, who is the chairperson of our compensation committee, Mr. Munoz and Ms. Pinelli. None of the members of our compensation committee during the last fiscal year have been an officer or employee of ours or any of our subsidiaries, and none had or have any relationships with us that are required to be disclosed under the Exchange Act, or Regulation S-K. During the last fiscal year, none of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee of any entity that has one or more executive officers who served on our board of directors or compensation committee.

ANTI-HEDGING AND PLEDGING
We have established an insider trading policy, which, among other things, prohibits all employees, including our officers, and non-employee directors from engaging in short sales or transactions in publicly-traded options (such as puts and calls) and other derivative securities relating to our common stock, hedging or engaging in a similar transaction designed to decrease the risks associated with holding our securities, pledging any of our securities without prior approval from our General Counsel, and holding any of our securities in a margin account.

COMPENSATION RECOVERY POLICY
Our board of directors adopted a Compensation Recovery Policy, effective November 1, 2023, in accordance with Rule 10D-1 of the Exchange Act and the NYSE listing standards (the "Compensation Recovery Policy").

Our Compensation Recovery Policy is administered by our compensation committee and enables the Company to recover from specified current and former Company's executives certain incentive-based compensation in the event of an accounting restatement resulting from material noncompliance with any financial reporting requirements under the federal securities laws. Our Compensation Recovery Policy covers current and former executive officers, including all officers for purposes of Section 16 of the Exchange Act and applies to their incentive-based compensation, that is granted, earned or vested based wholly or in part on the attainment of any Company financial reporting measure.



If the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the compensation committee shall require any executive officer covered by our Compensation Recovery Policy to reimburse or forfeit to the Company the amount of incentive-based compensation received by such executive officer based on the financial statements prior to the restatement that exceeds the amount such executive officer would have received had the incentive-based compensation been determined based on the financial restatement. The compensation committee will not consider the executive officer's responsibility or fault or lack thereof in enforcing our Compensation Recovery Policy to recoup the amount described above. In addition, if the compensation committee determines that the executive officer engaged in any fraud or intentional misconduct that materially contributes to or causes economic loss to the Company, this may be independently considered a triggering event for clawing back incentive compensation, and the Company will use reasonable efforts to recover from such executive officer up to 100% of the incentive-based compensation received by such executive officer. In addition, if the compensation committee determines that the executive officer engaged in any fraud or intentional misconduct that materially contributes to or causes economic loss to the Company, this may be independently considered a triggering event for clawing back incentive compensation, and the Company will use reasonable efforts to recover from such executive officer up to 100% of the incentive-based compensation received by such executive officer.

BOARD AND COMMITTEE MEETINGS AND ATTENDANCE

Our board of directors and its committees meet regularly throughout the year, and also hold special meetings and act by written consent from time to time. In 2024, our board of directors met six times, our audit committee met five times, our compensation committee met six times and our nominating and corporate governance committee met four times. Each member of our board of directors attended at least 75% of the aggregate of the meetings of the board of directors and committees on which he or she served.

Our policy is to invite and encourage each member of our board of directors to be present at our annual meetings of stockholders. Six members of our board of directors were present at our 2024 annual meeting of stockholders.

COMMUNICATION WITH DIRECTORS

Stockholders and interested parties who wish to communicate with our board of directors, non-management members of our board of directors as a group, a committee of our board of directors, or a specific member of our board of directors (including our Lead Independent Director) may do so by mailing letters addressed to the attention of our General Counsel.

All communications are reviewed by the General Counsel and provided to the members of our board of directors as appropriate. Unsolicited items, sales materials, abusive, threatening, or otherwise inappropriate materials, and other routine items and items unrelated to the duties and responsibilities of our board of directors will not be provided to directors. The address for these communications is:


Archer Aviation Inc.
c/o Legal
190 W. Tasman Drive
San Jose, California 95134


CODE OF BUSINESS CONDUCT AND ETHICS AND CORPORATE GOVERNANCE GUIDELINES

We have adopted a Code of Business Conduct and Ethics that applies to all of the members of our board of directors, officers, and employees, and we expect our agents and contractors to conform to the standards of our Code of Business Conduct and Ethics. Our Code of Business Conduct and Ethics as well as our Corporate Governance Guidelines are posted on our investor relations website, which is located at investors.archer.com, by clicking on "Governance Documents" in the "Corporate Governance" section. We intend to satisfy the If



disclosure requirement under applicable SEC and stock exchange rules regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information on our investor relations website at the address and location specified above.

CORPORATE RESPONSIBILITY

Our Commitment to Safety

At Archer, safety is not just about meeting regulatory requirements–It's a characteristic we aim to design into everything that we do. We are committed to not just meeting, but exceeding, the rigorous safety standards of our industry.Our strategic and long-standing dedication to safety is reflected in the day to day operation of the Company. Our approach to safety is a part of every aspect of our company, from design and engineering to our manufacturing, flight test, and aircraft operations.

To meet those expectations, rigorous consideration of safety is built into every stage of bringing aircraft to market, including:

- *Aircraft Safety Engineering* - Applying what we believe to be current civil aviation best practices to identify potential hazards and develop designs that incorporate sound safety features;
- *Design Integrity* - Establishing requirements-based engineering methods including validation and verification, as well as internal, supplier, and third-party audits;
- *Production Safety and Quality* - End-to-end tracking of every aircraft part, strict configuration control, and a full record of any identified production defect from discovery to resolution;
- *Flight Safety* - A systematic risk management process from the release of each aircraft for flight operations, to clearing each flight test and then followed by a detailed flight briefing;
- *Safety Culture* - Focusing on ensuring a safe work environment for employees and developing policies and cultivating leadership attitudes and behaviors that promote a healthy safety culture across Archer.

Safety Council

We've established an executive-sponsored Safety Council with the key technical and department leaders of every safety-related organization at Archer. The Safety Council has enabled these leaders to obtain support and constructive feedback from a broad range of highly competent safety-minded professionals, with direct benefit to the implementation of safety actions and greater alignment on fostering a healthy safety culture. The Safety Council meets regularly to review any potential incidents and to collaborate on and implement safety initiatives.



NON-EMPLOYEE DIRECTOR COMPENSATION

The board of directors has adopted a non-employee director compensation policy designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract and retain directors to contribute to our long-term success.

The aggregate amount of compensation, including both cash compensation and equity compensation, paid to any of our non-employee directors for their service in a calendar year period may not exceed $1,500,000 in the first calendar year such an individual becomes a non-employee director and $750,000 in any other calendar year.

The table below provides information for 2024 regarding all compensation awarded to, earned by, or paid to each person who served as a non-employee director in 2024. The compensation received by Mr. Goldstein as an employee in 2024 is shown in the "Executive Compensation—Summary Compensation Table" below. As an Archer employee, Mr. Goldstein, our CEO, does not receive compensation for his service on the board of directors.

NAME	FEES EARNED OR PAID IN CASH ($)(1)	STOCK AWARDS ($)(2)	TOTAL ($)
Deborah Diaz	158,000	199,997	357,997
Fred M. Diaz	190,000	199,997	389,997
Oscar Munoz	146,000	199,997	345,997
Barbara Pilarski (3)	—	—	—
Maria Pinelli	161,000	199,997	360,997
Michael Spellacy	144,000	199,997	343,997

(1) Amounts reflect cash retainer amounts received by our non-employee directors for service on our board of directors, including committee and/or chairpersonship fees, and, in the case of Mr. Diaz, fees associated with serving as Lead Independent Director.

(2) Amounts reflect the aggregate grant date fair value of the RSUs measured pursuant to Financial Accounting Standards Board Accounting Standard Codification Topic 718 ("ASC 718"), without regard to forfeitures. The assumptions used in calculating the grant date fair value of these awards are set forth in Note 9 to our Notes to the Consolidated Financial Statements included on our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025. These amounts do not reflect the actual economic value that may be realized by the non-employee director.

(3) Ms. Pilarski has agreed to waive her director compensation with respect to her service as a non-employee director until such time as she is no longer employed by Stellantis or any of its affiliates.

The table below sets forth information regarding the aggregate number of shares of our Class A common stock underlying outstanding RSU awards granted to our non-employee directors in 2024 and the aggregate number of unvested shares of our common stock underlying RSU awards held by each non-employee director as of December 31, 2024.

NAME	NUMBER OF SHARES UNDERLYING RSUS GRANTED IN 2024 (1)	NUMBER OF SHARES UNDERLYING UNVESTED RSUS HELD AT FISCAL YEAR END
Deborah Diaz	54,644	54,644
Fred M. Diaz (2)	54,644	54,644
Oscar Munoz (3)	54,644	54,644
Barbara Pilarski	—	—
Maria Pinelli	54,644	54,644
Michael Spellacy	54,644	54,644

(1) The shares of Class A common stock underlying these awards vest or have vested as to 54,644 shares of Class A common stock, in full on the earlier of June 21, 2025 and the date of the Annual Meeting.



Cash Compensation. Our non-employee directors receive an annual cash retainer of $140,000. Our Lead Independent Director receives an additional $30,000 annual cash retainer. In addition, the members of the audit committee, compensation committee, and nominating and corporate governance committee receive an annual cash retainer of $10,000, $6,000, and $4,000, respectively, with the chair of each such committee receiving an annual cash retainer of $15,000, $10,000, and $8,000 (in lieu of any member fees), respectively. In addition, we reimburse our non-employee directors for their reasonable and necessary out-of-pocket expenses incurred in connection with attending board and committee meetings or performing other services in their capacities as directors.

Equity Awards. A substantial portion of each non-employee director's annual retainer is in the form of equity awards. Each non-employee director is entitled to receive equity awards under our 2021 Equity Incentive Plan (the "2021 Plan") in the form of time-based RSUs.

– *Initial Equity Grant*. Each non-employee director is granted an equity award, in the form of RSUs, on the date of their appointment to our board of directors having an aggregate value of $200,000 based on the closing price of our Class A common stock on the date of grant (the "Initial Equity Grant"). New non-employee directors appointed to our board of directors on a date other than our annual meeting of stockholders will be provided a prorated Initial Equity Grant based on the full number of months until the next annual meeting of stockholders. The Initial Equity Grant will vest on the earlier of (i) the date of the next annual meeting of the company's stockholders and (ii) the date that is one year following the Initial Equity Grant date, in each case, so long as the non-employee director continues to provide services to the company through such date. Each Initial Equity Grant will accelerate in full upon the consummation of a Corporate Transaction (as defined in our 2021 Plan), subject to the non-employee director providing continuous service to the company through the applicable Corporation Transaction, or upon the applicable non-employee director's death or Disability (as defined in the 2021 Plan).

– *Annual Equity Grant.* On the date of each annual meeting of stockholders, each non-employee director who is serving on our board of directors, and who will continue to serve on our board of directors immediately following the date of such annual meeting, will automatically be granted equity, in the form of RSUs, having an aggregate value of $200,000 based on the closing price of our Class A common stock on the date of grant (the "Annual Equity Grant"). Each Annual Equity Grant will vest on the earlier of (i) the date of the next annual meeting of the company's stockholders and (ii) the date that is one year following the Annual Equity Grant date, in each case, so long as the non-employee director continues to provide services to the company through such date. Each Annual Equity Grant will accelerate in full upon the consummation of a Corporate Transaction, subject to the non-employee director providing continuous service to the company through the applicable Corporation Transaction, or upon the applicable non-employee director's death or Disability.

We have established a Director Equity Deferral Plan pursuant to which non-employee directors may elect to take some or all of their Annual Equity Grant in the form of deferred rights to receive Class A common stock upon termination as a director.

NOMINATION TO THE BOARD OF DIRECTORS

Candidates for nomination to our board of directors are selected by our board of directors based on the recommendation of the nominating and corporate governance committee in accordance with the committee's charter, our amended and restated certificate of incorporation and amended and restated bylaws, and the criteria approved by our board of directors regarding director candidate qualifications. In recommending candidates for nomination, the nominating and corporate governance committee considers candidates recommended by directors, officers, employees, stockholders, and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions, and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist in identifying and evaluating potential nominees.



The nominating and corporate governance committee will consider properly submitted stockholder recommendations for candidates for our board of directors who meet the qualifications as described above. The nominating and corporate governance committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth below, based on whether or not the candidate was recommended by a stockholder. A stockholder of record can nominate a candidate for election to the board of directors by complying with the procedures in our amended and restated bylaws. Submissions must include the full name of the proposed nominee, complete biographical information, the principal occupation or employment of the proposed nominee, other information specified in our bylaws, and a representation that the nominating stockholder is a beneficial or record holder of our common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the nominating and corporate governance committee, and may be considered at any point during the year. If any materials are provided by a stockholder in connection with the recommendation of a director candidate, such materials are forwarded to the nominating and corporate governance committee.

Additional information regarding the process for properly submitting stockholder nominations for candidates for membership on our board of directors is set forth below under "General Information—Other Matters—Stockholder Proposals to Be Presented at Next Annual Meeting."

Additionally, in accordance with the Forward Purchase Agreement, dated January 3, 2023, by and between us and Stellantis (the "2023 Forward Purchase Agreement"), from and after the date of the 2023 Forward Purchase Agreement, Stellantis will maintain the right to nominate one individual for election to our board of directors as a Class II director at our 2023 annual meeting of stockholders through the date of our annual meeting of stockholders to occur in 2026 (which initial designee was Barbara Pilarski, who currently serves as a Class II director on the board of directors and who was nominated by our board of directors for election at our 2023 annual meeting of stockholders) and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, will have the right to continue to nominate one individual for election to the board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029.

DIRECTOR QUALIFICATIONS

With the goal of developing an experienced and highly qualified board of directors, the nominating and corporate governance committee is responsible for developing and recommending to our board of directors the desired qualifications, expertise, and characteristics of members of our board of directors, including any specific minimum qualifications that the committee believes must be met by a committee-recommended nominee for membership on our board of directors and any specific qualities or skills that the committee believes are necessary for one or more of the members of our board of directors to possess. We value diversity on a company-wide basis and seek to achieve a mix of board members that reflects the diversity of background, experience and viewpoints necessary to support our evolving business.

Because the identification, evaluation, and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of our board of directors from time to time, our board of directors has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and the NYSE listing requirements and the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and committee charters. When considering nominees, the nominating and corporate governance committee may take into consideration many factors including, among other things, a candidate's independence, integrity, skills, financial and other expertise, breadth of experience, knowledge about our business or industry, and ability to devote adequate time and effort to responsibilities of our board of directors in the context of its existing composition. Through the nomination process, the nominating and corporate governance committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds, and other characteristics that are expected to contribute to our board of directors' overall effectiveness.



1 ELECTION OF DIRECTORS

Our board of directors has nominated Ms. Deborah Diaz and Mr. Fred Diaz for election as Class I directors at the Annual Meeting. Our board of directors currently consists of seven directors and is divided into three classes. Each class serves for three years, with the terms of office of the respective classes expiring in successive years. Directors in Class I will stand for election at the Annual Meeting. The terms of office of directors in Class II and Class III do not expire until the annual meetings of stockholders held in 2026 and 2027, respectively. At the recommendation of our nominating and corporate governance committee, our board of directors proposes that each of the two Class I nominees named below, each of whom is currently serving as a Class I director, be elected as a Class I director for a three-year term expiring at the 2028 annual meeting of stockholders and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, disqualification, or removal. Each director will be elected by a plurality of the votes present and entitled to vote at the Annual Meeting, which means that the two individuals nominated for election to our board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected.

Shares represented by proxies will be voted "FOR" the election of each of the nominees named below, unless the proxy is marked to withhold authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected. Proxies may not be voted for more than two directors. Stockholders may not cumulate votes for the election of directors.

Each person nominated for election has agreed to serve if elected, and management and the board of directors have no reason to believe that either nominee will be unable to serve. If, however, prior to the Annual Meeting, the board of directors should learn that either nominee will be unable to serve for any reason, the proxies that otherwise would have been voted for this nominee will be voted for a substitute nominee as selected by the board of directors. Alternatively, the proxies, at the board of director's discretion, may be voted for no nominees as a result of the inability of either nominee to serve.

There are no family relationships among our directors and executive officers.

> **Our board of directors recommends a vote FOR the election of Deborah Diaz and Fred Diaz.**


INFORMATION ABOUT OUR BOARD OF DIRECTORS AND NOMINEES

Director Nominees
The nominees and their ages, occupations, and length of service on our board of directors as of the Record Date, are provided in the table below and in the additional biographical descriptions set forth in the text below the table.

NAME	AGE	POSITION	DIRECTOR SINCE
Deborah Diaz[1][2]	67	Director	September 2021
Fred Diaz[2][3][4]	59	Director	September 2021

(1) Chair of the nominating and corporate governance committee
(2) Member of the audit committee
(3) Chair of the compensation committee
(4) Lead independent director





DEBORAH DIAZ

DIRECTOR

AGE: 67

DIRECTOR SINCE:
September 2021

COMMITTEES:
Nominating and Corporate
Governance (Chair)
Audit

Ms. Diaz has served as a member of our board of directors and audit committee and as the Chair of the nominating and corporate governance committee since September 2021. As CEO and VC Advisor of Catalyst ADV, Ms. Diaz manages a strategic growth advisory firm specializing in business transformation, innovative technologies, advanced manufacturing and strategic partnerships since December 2016. Ms. Diaz served as National Aeronautics and Space Administration's ("NASA") Chief Technology Officer and Deputy Chief Information Officer from November 2009 to October 2016, where she was responsible for NASA's global system infrastructure, technology pilots, and risk management. From January 2007 to November 2009, Ms. Diaz served as Deputy Chief Information Officer for the United States Patent and Trademark Office. From October 2002 to January 2007, Ms. Diaz was the Senior Technical Advisor to create the U.S. Department of Homeland Security and also the Chief Information Officer for Science and Technology. Ms. Diaz brings decades of experience with industry and international organizations overseeing large operational staffs and budget, ESG implementation, and global business joint ventures. Ms. Diaz currently serves on the board of directors of Section IO and on the advisory board of directors of Equinix and Intel Corporation. Ms. Diaz formerly served on the board of directors of Dell Technologies GAB, Forcepoint EAB, Battle Resource Management, Inc., Intelvative, Inc., eKuber Ventures, Lincolnia LLC and ZeroAvia Inc.

SKILLS & EXPERIENCE

Ms. Diaz is National Association of Corporate Directors "Directorship" and Directors Academy "Board Director" certified. She holds an M.S. in International Business from Colorado State University and B.S. in Business Administration from Stonehill College. Ms. Diaz is also a licensed single engine pilot. We believe that Ms. Diaz's broad experience working with innovative technologies and leadership in multiple high-risk market evolutions in both the private sector and government qualify her to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
–   Primis Financial Corp.





FRED M. DIAZ

LEAD INDEPENDENT DIRECTOR

AGE: 59

DIRECTOR SINCE:
September 2021

COMMITTEES:
Compensation (Chair)
Audit

Mr. Diaz has served as a member of our board of directors since September 2021. Mr. Diaz served as President, CEO and Chairman of the Board of Mitsubishi Motors North America from April 2018 to April 2020. Before that, Mr. Diaz served as General Manager in Charge, Performance Optimization Global Marketing and Sales of Mitsubishi Motors Corporation in Japan, from July 2017 to April 2018. From April 2013 to July 2017, Mr. Diaz served in a number of roles for Nissan Motor Corporation, including Division Vice President & General Manager—North American Trucks and Light Commercial Vehicles, Sr. Vice President Sales, Marketing, Product Planning and Operations, and Division Vice President, Sales, Marketing, Product Planning and Parts & Service. Mr. Diaz also served in several roles for Fiat Chrysler Automobiles from 2004 to 2013, including President and CEO Ram Truck Brand, President and CEO Chrysler Mexico, Head of National Sales and National Director of Marketing Communications.

SKILLS & EXPERIENCE
Mr. Diaz holds a B.S. in Business Administration and Management with a Minor in Psychology from Texas Lutheran University and an M.B.A. from Central Michigan University. We believe that Mr. Diaz's executive experience in various CEO and C-suite leadership roles as well as his robust sales, marketing, operations and product planning background in the automotive industry qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– Valero Energy Corporation
– Smith & Wesson Brands, Inc.
– Site One Landscape Supply Inc. (f/k/a as John Deere Landscapes LLC)



Continuing Directors

The following is biographical and certain other information for each of our continuing directors as of the Record Date.

NAME	AGE	POSITION	CLASS	DIRECTOR SINCE
Barbara Pilarski[1]	61	Director	Class II	January 2022
Maria Pinelli[2][3]	62	Director	Class II	September 2021
Michael Spellacy[1]	53	Director	Class II	September 2021
Adam Goldstein	45	Director	Class III	September 2021
Oscar Munoz[3]	66	Director	Class III	September 2021

(1) Member of the nominating and corporate governance committee
(2) Chair of the audit committee
(3) Member of the compensation committee




ADAM GOLDSTEIN

FOUNDER, CEO AND DIRECTOR

AGE: 45

DIRECTOR SINCE:
September 2021

COMMITTEES:
None

Mr. Goldstein is Archer's founder and serves as our CEO. From September 2021 to April 2022, Mr. Goldstein served as our Co-CEO and Co-Chairperson of our board of directors. Prior to the go-public transaction, Mr. Goldstein served as the President and CEO of Archer and a member of its board of directors. Prior to founding Archer, Mr. Goldstein also co-founded and led Vettery from November 2012 to December 2019. Before Vettery, Mr. Goldstein served as Co-Managing Partner of Minetta Lane Capital Partners from March 2011 to August 2012. From February 2011 to November 2019 Mr. Goldstein served as Portfolio Manager at Plural Investments and from September 2005 to October 2009 Mr. Goldstein served as a Senior Analyst at Cedar Hill Capital Partners. Mr. Goldstein currently serves on the board of trustees of the Museum of American Finance.

SKILLS & EXPERIENCE
Mr. Goldstein holds a B.S. in Business Administration from the University of Florida and an M.B.A. from NYU Stern School of Business. We believe that Mr. Goldstein's role as co-founder and Chief Executive Officer and his extensive insight into Archer qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– None



OSCAR MUNOZ

DIRECTOR

AGE: 66

DIRECTOR SINCE:
September 2021

COMMITTEES:
Compensation

Mr. Munoz has served as a member of our board of directors since September 2021. Mr. Munoz served as Chairman and CEO of United Airlines from September 2015 to May 2021. He also served as a member of the board of directors of United Continental Holdings, Inc. from October 2010 to June 2021. Before joining United's executive team, Mr. Munoz served in several roles at CSX Corporation from May 2003 to September 2015, including President, COO, CFO, and Executive Vice President. Mr. Munoz previously served on the board of directors of Continental Airlines, Inc. from May 2004 until its acquisition by United Airlines in October 2010. From January 2001 to April 2003, Mr. Munoz served as CFO of Consumer Services at AT&T. Before that, Mr. Munoz served as SVP of Finance and Administration at U.S. West from July 1997 to December 2000. Mr. Munoz also served in various leadership roles for The Coca-Cola Company from June 1986 to June 1997 and for PepsiCo from June 1982 to June 1986. Mr. Munoz currently serves on the board of directors of Univision Communications Inc. as well as an independent trustee on Fidelity Investments' Equity & High-Income Fund. Mr. Munoz also currently serves on the board of trustees of the University of Southern California and The Brookings Institution.

SKILLS & EXPERIENCE
Mr. Munoz holds a B.A. in Finance and Strategy from USC's Marshall School of Business and an MBA from Pepperdine University. We believe that Mr. Munoz's deep understanding of the airline and transportation industries and executive experience at complex multi-national businesses qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– CBRE Group, Inc.
– Salesforce.com, Inc.





BARBARA PILARSKI

DIRECTOR

AGE: 61

DIRECTOR SINCE:
January 2022

COMMITTEES:
Nominating and Corporate
Governance

Ms. Pilarski has served as a member of our board of directors since January 2022. Ms. Pilarski currently serves as Global Head of Business Development at Stellantis, a position she has occupied since March 2021. Prior to joining Stellantis, Ms. Pilarski was employed at FCA US LLC ("FCA") since 2009, having served as Head of Business Development for the North America region from March 2019 to February 2021, Head of Human Resources for the North America region from September 2017 to March 2019, and Head of Business Development for the North America region from June 2009 to September 2017. Prior to her employment at FCA, Ms. Pilarski served in various business development and finance positions within Chrysler LLC, DaimlerChrysler Corporation, and Chrysler Corporation since September 1985. Ms. Pilarski is the Executive Sponsor of the Stellantis Women's Business Resource Group, which is dedicated to pursuing the professional development and advancement of female employees. Mrs. Pilarski currently serves on the board of directors of Corewell Health.

SKILLS & EXPERIENCE
Ms. Pilarski has a B.S. in Business Administration from Wayne State University and an M.B.A. from the University of Michigan. We believe that Ms. Pilarski's leadership and business development roles at international companies and extensive experience in transportation and manufacturing qualify her to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– None



MARIA PINELLI

DIRECTOR

AGE: 62

DIRECTOR SINCE:
September 2021

COMMITTEES:
Audit (Chair)
Compensation

Ms. Pinelli has served as a member of our board of directors since September 2021. Ms. Pinelli has served as the Chief Executive Officer of Strategic Growth Advisors, LLC since December 2020. From July 2017 to December 2020, Ms. Pinelli led Ernst & Young LLP's ("EY") Consumer Products and Retail sector. From July 2011 to June 2017, Ms. Pinelli was a Global Vice Chair of EY and led EY's Global Strategic Growth Business unit with a focus on serving entrepreneurs, private and public companies poised for exponential growth. During the same period, she also served as EY's Global IPO Leader, helping clients prepare for the public markets including initial public offering readiness, Sarbanes-Oxley Act compliance and how to manage stakeholder expectations. Prior to leading this global business of EY, Ms. Pinelli was EY's Americas Director of Strategic Growth Markets from 2006 to 2011. She has led more than 20 IPOs in four different countries, more than 25 M&A transactions worldwide and speaks fluently on the capital markets, and has testified as an expert before the U.S. Financial Services Committee.

SKILLS & EXPERIENCE
Ms. Pinelli holds a B.Com. in Commerce from McMaster University and is a CPA in the United Kingdom and Canada. We believe that Ms. Pinelli is well-qualified to serve on our board due her international business and leadership roles, professional experience in the areas of finance, accounting, and audit oversight and her extensive experience in advising growth companies.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– Globant S.A.
– International Game Technology PLC





MICHAEL SPELLACY

DIRECTOR

AGE: 53

DIRECTOR SINCE:
September 2021

COMMITTEES:
Nominating and Corporate Governance

Mr. Spellacy has served as a member of our board of directors since September 2021. Mr. Spellacy has served as Managing Director of Alvarez & Marsal, LLC since June 2023. From October 2020 to June 2023, Mr. Spellacy served as CEO and director of Atlas Crest Investment Corporation. He served as a Senior Managing Director at Accenture plc ("Accenture") from December 2017 to October 2020 and as Global Industry Leader of Accenture Capital Markets business overseeing Accenture's Asset Management, Wealth Management and Investment and Trading businesses. Prior to Accenture, Mr. Spellacy was a Senior Partner, Asset and Wealth Management, at PricewaterhouseCoopers LLP from 2015 to 2017 and prior to that role, Mr. Spellacy was a Partner at Broadhaven Capital, an industry leading independent investment bank and private equity investor servicing the financial services and technology sectors from 2013 to 2015. Prior to Broadhaven, Mr. Spellacy was a Senior Executive, Management Committee Advisor at Bridgewater Associates, a widely recognized asset manager from 2009 to 2013. Prior to Bridgewater, Mr. Spellacy was a Partner and Managing Director at the Boston Consulting Group from 2003 to 2009 where he helped guide the firm's global Alternative Investments Practice providing strategic business advisory services to global asset managers, sovereign wealth funds and asset owners. Mr. Spellacy's extensive experience in technology and capital markets, as well as a public company director, qualifies him to serve on our board.

SKILLS & EXPERIENCE
Mr. Spellacy received his B.S. in Economics from the London School of Economics and MBA from the University of Hartford. We believe that Mr. Spellacy's deep investing and capital markets expertise, along with his extensive management experience qualify him to serve on our board.

OTHER CURRENT PUBLIC BOARD DIRECTORSHIPS
– Enfusion, Inc.



2 RATIFICATION OF APPOINTMENT OF INDEPENDENT THE REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has selected PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2025 and recommends that stockholders vote for ratification of such selection. The ratification of the selection of PwC as our independent registered public accounting firm for the fiscal year ending December 31, 2025 requires the affirmative vote of a majority of the voting power of the shares present or represented by proxy at the Annual Meeting and voting affirmatively or negatively on the proposal. In the event that PwC is not ratified by our stockholders, the audit committee will review its future selection of PwC as our independent registered public accounting firm. Even if the selection is ratified, the audit committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

PwC audited our financial statements for the fiscal year ended December 31, 2024. Representatives of PwC are expected to be present at the Annual Meeting and they will be given an opportunity to make a statement at the Annual Meeting if they desire to do so and will be available to respond to appropriate questions. PwC has served as our independent registered public accounting firm since 2020.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our audit committee annually. In accordance with standard policy, PwC will periodically rotate the individuals who are responsible for our audit. During the fiscal years ended December 31, 2024 and 2023, fees for services provided by PwC were as follows:

	FISCAL YEAR ENDED 12/31/24($)	FISCAL YEAR ENDED 12/31/23 ($)
Audit Fees (1)	2,423,000	2,814,109
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees (2)	2,000	900
Total Fees	2,425,000	2,815,009

(1) "Audit fees" include fees for audit services primarily related to the audit of our annual consolidated financial statements and the effectiveness of our internal control over financial reporting; the review of our quarterly consolidated financial statements; comfort letters, consents and assistance with and review of documents filed with the SEC; and other accounting and financial reporting consultation and research work billed as audit fees or necessary to comply with the standards of the Public Company Accounting Oversight Board (United States). The total amounts in 2024 reflected in this row includes: (i) $1,828,000 in fees for professional services rendered for the audit and review of our financial statements in connection with our required periodic filings and (ii) $595,000 in fees for professional services rendered in connection with financial statements incorporated in registration statements and capital markets transactions. and the total amounts in 2023 reflected in this row includes: (i) $2,489,109 in fees for professional services rendered for the audit and review of our financial statements in connection with our required periodic filings and (ii) $325,000 in fees for professional services rendered in connection with financial statements incorporated in registration statements and capital markets transactions.

(2) "All other fees" include fees for services other than the services reported in audit fees, audit-related fees, and tax fees.



POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee's policy is to pre-approve all audit, review and attest services, as well as all permitted non-audit services performed by the independent registered public accounting firm, the scope of services provided by the independent registered public accounting firm, and the fees for the services to be performed. These services may include audit services, audit-related services, tax services, and other non-audit services. In addition, the audit committee has established procedures by which the audit committee may delegate pre-approval authority to one or more of its members, including its chairperson. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All of the services relating to the fees described in the table above were approved by our audit committee.

> **Our board of directors recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.**


3   ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the rules of the SEC, we are providing stockholders with an opportunity to make a non-binding advisory vote on the compensation of our named executive officers. This non-binding advisory vote is commonly referred to as a "say on pay" vote and gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Approval, on a non-binding advisory basis, of the compensation of our named executive officers will be obtained in the number of votes cast "FOR" the proposal exceeds the number of votes "AGAINST" the proposal.

Stockholders are urged to read the section titled "Executive Compensation," which discusses how our executive compensation policies and procedures implement our compensation philosophy and contains tabular information and narrative discussion about the compensation of our named executive officers. Our compensation committee and board of directors believe that these policies and procedures are effective in implementing our compensation philosophy and in achieving our goals. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that our stockholders approve, on a non-binding advisory basis, the compensation of the Named Executive Officers, as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K, including the Executive Compensation section, the compensation tables and narrative discussion and the other related disclosures."

As an advisory vote, this proposal is not binding. However, our board of directors and compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

Our board of directors recommends a vote FOR the advisory vote approving the compensation of our named executive officers.



4 APPROVAL OF ISSUANCE OF CLASS A COMMON STOCK PURSUANT TO STELLANTIS SUBSCRIPTION AGREEMENT

Background and Reasons for Seeking Stockholder Approval

On December 11, 2024, we entered into the Stellantis Subscription Agreement with Stellantis pursuant to which we agreed to sell and issue to Stellantis in a private placement an aggregate of 751,879 shares of our Class A common stock at a purchase price of $6.65 per share. The issuance of the shares of Class A common stock pursuant to the Stellantis Subscription Agreement was conditioned upon stockholder approval of such issuance.

We intend to use the net proceeds from the issuance of shares of Class A common stock pursuant to the Stellantis Subscription Agreement for the joint development of an aircraft for defense applications with Anduril and other general corporate purposes to support our continued commercialization, including the ramp up of our manufacturing and test facilities and planned operational infrastructure. We currently intend to issue the shares of Class A common stock pursuant to the Stellantis Subscription Agreement on or about July 6, 2025 if this proposal is approved.

Because our Class A common stock is listed on the NYSE, we are subject to the NYSE's rules and regulations. Section 312.03 of the NYSE Listed Company Manual requires stockholder approval prior to the issuance of common stock, or securities convertible into or exercisable for common stock, in any transaction or series of related transactions, subject to certain exceptions, in which:

(a) the common stock or securities convertible into or exercisable for common stock are issued to a director, officer, a controlling shareholder or member of a control group or any other substantial security holder of the company that has an affiliated person who is an officer or director of the Company (each an "Active Related Party") if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either (i) one percent of the number of shares of common stock or (ii) one percent of the voting power outstanding before the issuance (the "NYSE Active Related Party Cap");

(b) (i) the common stock to be issued has (or will have upon issuance) voting power equal to or in excess of (i) 20% of the company's outstanding voting power, or (ii) the number of shares of common stock to be issued is (or will be upon issuance) equal to or greater than 20% of the company's outstanding common stock, in each case determined before such issuance (the "NYSE 20% Cap"); or

(c) the issuance will result in a change of control of the company (the "NYSE Change of Control Provision").

The approval of the Company's stockholders is required because Stellantis may be deemed to be an Active Related Party and the shares of Class A common stock to be issued to Stellantis pursuant to the Stellantis Subscription Agreement may exceed the NYSE Active Related Party Cap. In addition, although the NYSE rules do not define "change of control," the issuance of the shares of Class A common stock pursuant to the Stellantis Subscription Agreement may be deemed to trigger the NYSE Change of Control Provision.

Accordingly, our board of directors is seeking the approval to authorize the issuance of the shares of Class A common stock pursuant to the Stellantis Subscription Agreement (the "Stellantis Share Issuance Proposal").



Interests of Certain Persons

Under the 2023 Forward Purchase Agreement, Stellantis has the right to nominate one individual for election to our board of directors as a Class II director at the 2023 annual meeting of our stockholders through the date of our annual meeting of stockholders to occur in 2026 (which initial designee shall be Barbara Pilarski, who currently serves as a Class II director on the board of directors and who was nominated by our board of directors for election at our 2023 annual meeting of stockholders) and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, will have the right to continue to nominate one individual for election to the board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029. We expect that in connection with the definitive documentation related to the planned contract manufacturing relationship with Stellantis, Stellantis and/or its affiliates will be granted the right, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding shares of Class A common stock, to continue to nominate an individual for election to our board of directors at our annual meeting of stockholders to occur in 2029 through the date of our annual meeting of stockholders in 2032.

Impact of Issuance of Shares to Stellantis and Its Affiliates on Existing Stockholders

If this proposal is adopted, the issuance of the shares of Class A common stock pursuant to the Stellantis Subscription Agreement would result in dilution to our existing stockholders, and would afford our existing stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Company.

> **Our board of directors recommends a vote FOR the issuance of Class A common stock to Stellantis pursuant to the Stellantis Subscription Agreement.**



REPORT OF THE AUDIT COMMITTEE

The information contained in this report is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Exchange Act or the Securities Act unless and only to the extent that we specifically incorporate it by reference.

The principal purpose of the audit committee is to assist the board of directors in its general oversight of our accounting practices, system of internal controls, audit processes and financial reporting processes. The audit committee is responsible for appointing and retaining our independent auditor and approving the audit and non-audit services to be provided by the independent auditor. The audit committee's function is more fully described in its charter. Our management is responsible for preparing our financial statements and ensuring they are complete and accurate and prepared in accordance with generally accepted accounting principles. PricewaterhouseCoopers LLP ("PwC"), our independent registered public accounting firm for the fiscal year ended December 31, 2024, was responsible for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

Our audit committee has reviewed and discussed with our management and PwC our audited consolidated financial statements for the fiscal year ended December 31, 2024. Our audit committee has also discussed with PwC the matters required to be discussed by Auditing Standard No. 1301 adopted by the Public Company Accounting Oversight Board (United States) regarding required "Communications with Audit Committees." Our audit committee has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with our audit committee concerning independence and has discussed with PwC its independence from us.

Based on the review and discussions referred to above, our audit committee recommended to our board of directors that the audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the U.S. Securities and Exchange Commission.

Members of our audit committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the audit committee's oversight does not provide an independent basis to determine that management has maintained the appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's consideration and discussions do not assure that the audit of the company's consolidated financial statements have been carried out in accordance with the standards of the PCAOB, that the consolidated financial statements are presented in accordance with the accounting principles generally accepted in the United States and that PwC is in fact "independent."

SUBMITTED BY THE AUDIT COMMITTEE
Maria Pinelli, Chairperson
Deborah Diaz
Fred M. Diaz



EXECUTIVE OFFICERS

The names of our executive officers, their ages as of the date of this Proxy Statement and their positions are shown below.

NAME	AGE	POSITION
Adam Goldstein	45	Founder, CEO and Director
Mark Mesler	57	Chief Financial Officer
Priya Gupta	42	Acting Chief Financial Officer
Eric Lentell	45	General Counsel and Secretary
Tom Muniz	40	Chief Technology Officer
Tosha Perkins	43	Chief People and Partnerships Officer

Our board of directors chooses executive officers, who then serve at the discretion of our board of directors. There is no family relationship between any of the directors or executive officers and any of our other directors or executive officers. For information regarding Mr. Goldstein, please refer to "Proposal No. 1—Election of Directors."

MARK MESLER

Mr. Mesler has served as our Chief Financial Officer since February 2022 and has been on medical leave since September 2024. Prior to joining Archer, Mr. Mesler served as the Chief Financial Officer of Volansi Inc., an aerial logistics and drone company, from November 2020 to January 2022, as Vice President of Finance for Bloom Energy, Inc., a company producing solid oxide fuel cells, from August 2009 to November 2020, and in various other finance roles from January 1991 through August 2009. Mr. Mesler has a B.S. in Finance from Penn State University and an M.B.A. from Carnegie Mellon University's Tepper School of Business.

PRIYA GUPTA

Ms. Gupta has served as Acting Chief Financial Officer since September 2024 and has served in her role as Vice President of Finance since April 2022. Prior to Archer, Ms. Gupta was at Volansi, Inc., an aerial logistics and drone company, from June 2021 to April 2022, where she last served as the Vice President of Finance. From September 2011 through to her joining Volansi, Inc., Ms. Gupta held progressively more senior finance roles, including Director of Finance, at Bloom Energy Corporation, a company manufacturing and marketing solid oxide fuel cells that produce electricity on-site. Ms. Gupta holds a B.A. in Economics from Delhi University and a M.B.A. from Purdue University Daniels School of Business.

ERIC LENTELL

Mr. Lentell has served as our General Counsel since April 2024. Prior to being promoted into this role, he served as our Deputy General Counsel from when he joined the Company in June 2021 to March 2024. Prior to joining Archer, Mr. Lentell served as a Director of Legal at Google LLC where he oversaw the legal matters related to Fitbit's products and services. Mr. Lentell's time at Google LLC was a result of Google LLC's acquisition of Fitbit, Inc. where Mr. Lentell served in roles with progressively more responsibility over his seven-year tenure with him serving as Vice President, Deputy General Counsel at the time of the acquisition. Prior to Fitbit, Mr. Lentell was a member of the legal departments at VeriFone, Inc. and Dish Network LLC. Mr. Lentell holds a B.S. in Information Systems and a J.D. from the University of Colorado Boulder.



TOM MUNIZ

Mr. Muniz has served as our Chief Technology Officer since March 2024 and previously served as our Chief Operating Officer from March 2021 to March 2024. Before being promoted to Chief Operating Officer, Mr. Muniz served as our Vice President of Engineering from December 2019 through February 2021. From July 2019 to December 2019, Mr. Muniz served as Vice President of Engineering at Wisk, an eVTOL company. From January 2011 to July 2019, Mr. Muniz served in a variety of roles at Kitty Hawk, an eVTOL company, including Lead Engineer, Battery Systems Group, Director of Subsystems Engineering, and VP Engineering. From May 2009 to December 2010, Mr. Muniz served as an Aerospace Engineer at Desktop Aeronautics, Inc., a developer of aeronautics software. Mr. Muniz holds a B.S. in Mechanical Engineering from the University of California, Berkeley and an M.S. in Aeronautics and Astronautics from the University of Washington.

TOSHA PERKINS

Dr. Perkins has served as our Chief People and Partnerships Officer since April 2023 and previously served as Chief People Officer between June 2021 to April 2023. Prior to joining Archer, Dr. Perkins served as the Senior Vice President and Chief Human Resources Officer of McDermott International, Inc., a global engineering, procurement, construction and installation company ("McDermott"), from January 2020 to September 2020. Prior to that, she served as McDermott's Vice President of Human Resources from July 2019 to January 2020 and as McDermott's Vice President of Talent & Organizational Development from May 2018 to June 2019. Previously, she served as: Senior Director, Talent & Organizational Development for CB&I Inc., an engineering, procurement, and construction company, from June 2016 to May 2018; Client Service Lead for Slalom, a management consulting firm, from September 2014 to September 2016; and several other positions of increasing responsibility in the consulting industry. Dr. Perkins holds a B.S. in psychology from Texas State University and a Ph.D. from Alliant International University in industrial/organizational psychology.



REPORT OF THE COMPENSATION COMMITTEE

The compensation committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis. Based on this review and discussion, the compensation committee recommended to the board of directors that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement for the Annual Meeting.

Submitted by the Compensation Committee

Fred Diaz, Chairperson
Oscar Munoz
Maria Pinelli


EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Our named executive officers ("NEOs") for 2024 were:

–   Adam Goldstein, our CEO;
–   Mark Mesler, our Chief Financial Officer[1];
–   Priya Gupta, our Acting Chief Financial Officer[2];
–   Eric Lentell, our General Counsel
–   Tom Muniz, our Chief Technology Officer; and
–   Tosha Perkins, our Chief People and Partnerships Officer.

[1] Mr. Mesler took a medical leave of absence in September 2024.
[2] In connection with Mr. Mesler's leave of absence, Ms. Gupta has served as Acting Chief Financial Officer since September 2024.

BUSINESS HIGHLIGHTS

During 2024, we significantly progressed on key milestones, including advancing our commercialization efforts, completing transition flight with our Midnight aircraft, and navigating regulatory challenges. Our management's leadership in financial discipline, business development, and operational execution have strengthened the company's position. Highlights of the Company's accomplishments include:

Certification Progress. Throughout the year, we continued to advance our certification program with the FAA and are currently in the fourth phase where we are focused on preparation for piloted aircraft. To date, we have obtained the Part 141 Pilot Academy certificate, Part 135 Air Carrier & Operator certificate and Part 145 Air Agency certificate. We also continued to work with international regulators, including the General Civil Aviation Authority in the UAE, to determine and meet the requirements for us to operate our Midnight aircraft in these countries.

Business Diversification. In December 2024, we announced the launch of Archer Defense that is planned to focus on developing next generation aircraft and related technologies for defense applications. In February 2025, we unveiled our "Launch Edition" program which creates a playbook to deploy our Midnight aircraft commercially to early adopter markets in advance of FAA type certification.

Manufacturing Buildout and Commercialization. In December 2024, we completed construction of our high-volume manufacturing facility, ARC, in Georgia. We continued to work with aviation authorities, countries, cities and strategic partners in select locations globally to build out UAM networks with our Midnight aircraft.

Financial Management. We successfully raised over $600 million in gross proceeds in two equity offerings in 2024 to fund our future growth and operations. At the same time, we continued to exert strict financial discipline and managed the Company's budget within a targeted range.

Total Shareholder Return. Our one-year and three-year annualized total shareholder return ("TSR") through the end of 2024 was 58.8% and 17.3%, respectively.

EXECUTIVE COMPENSATION HIGHLIGHTS

Our executive compensation program aims to motivate our people to perform at a consistently high level and rewards contributions that deliver outstanding results. Key highlights of our 2024 executive compensation program include:



Performance-based Bonus: 2024 bonuses were focused on strategic milestones designed to drive long-term stockholder value. Bonuses were paid according to the plan's formulaic funding, with no discretionary adjustments.

Long-Term Incentives: Beginning in 2024, performance-based RSUs ("PSUs") were added as a key component of our NEOs' compensation program, making up 50% of our NEOs' annual equity awards.

Stockholder Alignment: PSUs goals in 2024 focused on relative total shareholder return to ensure that our executives' interests are aligned with the long-term view of our stockholders.

COMPENSATION PHILOSOPHY AND OBJECTIVES

We have designed an executive compensation program to attract, motivate and reward our leaders, whose skills, knowledge and performance are crucial to meeting our ambitious goals. The overall objective of our executive compensation program is to link executive compensation to the Company's performance and to motivate our leaders to make a long-term commitment to our success. As a development stage company with no revenue to date, our focus has been to link executive compensation with our operational performance, including product and service development, financial discipline, manufacturing, and commercialization. We emphasize long-term performance, retention, and alignment between the interests of our NEOs and those of our stockholders by allocating a significant portion of our NEOs' compensation to long-term equity awards.

We structure compensation to our NEOs to be market competitive against other companies in our industry and geographic location, while encouraging the achievement of strong overall results, particularly ambitious long-term strategic and operational objectives.

NON-BINDING ADVISORY SAY ON PAY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our stockholders have the opportunity to cast an annual advisory non-binding say on pay vote to approve the compensation of our NEOs. In 2024, stockholders indicated their support for our executive compensation programs with 99.6% of the votes cast in favor of the say-on-pay proposal. Our compensation committee reviewed the results of the advisory vote and believes that our stockholders, through this advisory vote, generally support our compensation philosophy and principles. Our compensation committee will continue to consider the outcome of our say on pay votes and our stockholder views when making compensation decisions for our NEOs.

COMPENSATION GOVERNANCE POLICIES AND PRACTICES

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and motivate key personnel. Our compensation committee, with the advice and support of the Company's independent compensation consultant as well as the Company's management team, evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel. The following summarizes certain executive compensation practices that were in effect in 2024 which we have implemented to drive performance.

Long-term "at-risk" performance-based compensation	A portion of each of the equity awards granted to our NEOs as annual refresh grants were PSUs and therefore "at risk," dependent on relative total stockholder return, to align the interests of our executives with our stockholders.
Annual executive compensation review	Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.


Independent compensation consultant	Our compensation committee engaged its own independent consultant, FW Cook that performs no other services for the Company other than services for the compensation committee.
Minimal perquisites and special benefits	We provide limited perquisites and other personal benefits to our executives and certain senior employees. Other than a 401(k) plan, we do not provide any other retirement benefits to employees, including our NEOs. We do not provide pension, supplemental executive health or insurance benefits.
No tax gross-ups	We do not provide tax gross-ups for the limited perquisites provided to our NEOs. We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executives might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code (the "Code").
No hedging and pledging	All employees, including our executive officers and members of our board of directors, are generally prohibited from hedging or pledging any Company securities or engaging in derivative transactions.
No "single-trigger" change-in-control arrangements	Our NEOs are not eligible for payments and benefits that are payable solely as a result of a change-in-control in the Company. All change-in-control payments and benefits are based on a "double-trigger" arrangement (that is, they require both a change-in-control of our Company plus an involuntary termination of employment before payments and benefits are paid). In addition, certain of our performance equity awards will convert to time-based vesting on a change-in-control.
Clawback arrangements	We have adopted a clawback policy that requires the disgorgement of certain amounts of erroneously awarded incentive-based compensation.
Annual compensation risk assessment	Our compensation committee oversees an annual risk assessment of our compensation programs.
Say-on-pay vote	We hold an annual advisory vote on the compensation of our NEOs.
Equity granting policy	We maintain an equity granting policy, which is reviewed by the compensation committee annually.

ROLES OF THE COMPENSATION COMMITTEE, MANAGEMENT AND COMPENSATION CONSULTANT

Role of the Compensation Committee

The compensation committee is responsible for overseeing our compensation programs and policies, including our equity incentive plans. Our compensation committee comprises independent directors and operates under a written charter adopted and approved by our board of directors, under which our board of directors retains concurrent authority with our compensation committee to approve compensation-related matters.

Each year, the compensation committee reviews and approves compensation decisions as they relate to our NEOs and other executives, including our CEO. Our compensation committee assesses the performance of the Company and our executives, and reviews and approves our executive compensation elements, plans and policies, and is responsible for administering our equity incentive plans, including approving award grants under the plans.


Role of the Management

In carrying out its responsibilities, our compensation committee works with members of our management, including our CEO and Chief People and Partnerships Officer. These members of management work with our compensation committee to develop an annual bonus plan based on metrics that contain appropriately rigorous goals and target levels.

At the compensation committee's request, Mr. Goldstein provides input regarding the performance and compensation of the other NEOs. The compensation committee considers Mr. Goldstein's evaluation and his direct knowledge of each NEO's performance and contributions when setting compensation. Mr. Goldstein is not present during compensation committee deliberations or voting regarding his own compensation.

Role of Independent Compensation Consultant

The compensation committee has the authority under its charter to retain the services of one or more external advisors, including compensation consultants, legal counsel, accountants, and other advisors, to assist it in the performance of its duties and responsibilities.

During 2024, the compensation committee retained FW Cook as its independent compensation consultant to provide support and advisory services as it relates to our compensation program. FW Cook generally assists our compensation committee in analyzing executive compensation, and the compensation of the non-employee members of our board of directors. FW Cook provides support for our compensation committee by attending committee meetings, providing recommendations regarding the composition of our compensation peer group, analyzing competitive compensation data and formulating recommendations for executive and non-employee director compensation.

FW Cook performs no other services for us other than its work for the compensation committee. In connection with the compensation consultant services provided by FW Cook in 2024, our compensation committee assessed the definition of independence of FW Cook under the Dodd-Frank Act and other applicable SEC and stock exchange regulations and concluded that no conflict of interest exists.

Use of Competitive Market Data

We strive to attract and retain the most highly qualified executive officers in an extremely competitive market. Accordingly, our compensation committee believes that it is important when making its compensation decisions to be informed as to the competitive market for executive talent, including the current practices of companies that compete with us for talent and other comparable publicly traded companies.

The compensation committee, with the assistance of our independent compensation consultant, annually reviews and selects a peer group to use as a reference point for making executive compensation decisions. The peer group referenced by our compensation committee when setting 2024 compensation for our NEOs was selected after considering a number of factors, including:

- market capitalization: between 0.25 to 4.0 times that of the Company
- revenue: comparability across annual revenue, not exceeding $1 billion in the past four quarters
- industry: high tech hardware and emerging technology companies

In December 2023, the compensation committee selected and approved the following companies as the initial compensation peer group to be used as market context for 2024 NEO compensation decisions:



2024 Peer Group		
Ambarella	Cohu	Power Integrations
Aurora Innovation	Impinj	QuantumScape
Bloom Energy	Joby Aviation	Rambus
Calix	Luminar Technologies	Shoals Technologies
ChargePoint	Novanta	Stem

In October 2024, we conducted a review of our compensation peer group and removed Novanta, Shoals Tech, Rambus and Power Integrations because their market capitalization was above the selected criteria and added LiveWire, Eve, Navitas Semiconductor, and Evolv Technologies to our compensation peer group because they met the defined selected criteria. The initial compensation 2024 peer group was used for setting 2024 salaries and for making equity grants for 2024. The peer group listed below will be used as market context for the purposes of determining 2025 NEO compensation decisions:

2025 Peer Group		
Ambarella	Cohu	LiveWire
Aurora Innovation	Eve	Luminar Tech
Bloom Energy	Evolv Technologies	Navitas Semiconductor
Calix	Impinj	QuantumScape
ChargePoint	Joby Aviation	Stem

Our compensation committee intends to review the peer group annually and may consider supplemental information from other public companies and third-party surveys. Our compensation committee used the competitive market data derived from the compensation peer group as a reference in the course of its review and evaluation of our executive compensation program and in making decisions regarding executive compensation in 2024, but did not benchmark the compensation for our NEOs, to any particular level or against any specific member of the peer group.

Pay Determinations
Actual pay decisions for our NEOs are based on our compensation committee's evaluation of various criteria, including an analysis of the competitive market data prepared by FW Cook, each NEO's scope of responsibilities, prior and current performance, attainment of individual and company performance objectives, internal pay equity, labor market conditions, as well as our overall strategic business plan. Market data was used primarily as a reference point for measuring the competitive marketplace, and was one factor among others, used by our compensation committee in determining executive compensation. Other factors our compensation committee considers in making its executive compensation decisions include input from our CEO and Chief People and Partnerships Officer (except with respect to their own compensation), core responsibilities and criticality of role, past individual performance and expected future contributions, the vesting status and value of outstanding equity awards, and internal pay equity based on the impact of business and performance.



ELEMENTS OF OUR COMPENSATION PROGRAM

Base Salary	Base salary is a competitive fixed element of compensation intended to attract and retain our executives, including our NEOs, and compensate them for their day-to-day efforts. Our compensation committee reviews base salaries on an annual basis taking into account each officer's performance, prior base salary level, competitive market data, and breadth of role, among other factors. No NEO is entitled to any automatic base salary increases.
Performance-based Annual Cash Bonus	Our annual cash bonus is a performance-based, at-risk component of our NEOs' compensation. Variable payouts are designed to motivate and reward our executives, including our NEOs, to perform to the best of their abilities and to achieve our corporate and the NEOs' individual objectives.
Long-term Equity Awards	We use equity awards to incentivize and reward our executives (including our NEOs) for long-term corporate performance based on the value of our Class A common stock and, thereby, to align the interests of our executives with those of our stockholders. In 2024, we continued to grant time-based RSUs to our NEOs and began granting performance-based RSUs (vesting based on relative total stockholder return and subject to continued service to our NEOs).

Base Salary

In March 2024, our compensation committee reviewed and set the base salaries of our NEOs after considering the competitive market for executive talent, internal parity, individual performance and the roles and responsibilities of each of the NEOs. The following table sets forth the base salary for each of the NEOs in 2024 and 2023.

Name	2024	2023
Adam Goldstein	750,000	600,000
Mark Mesler	500,000	500,000
Priya Gupta	338,000	325,000
Eric Lentell	550,000	500,000
Tom Muniz	700,000	650,000
Tosha Perkins	550,000	500,000

2024 Performance-based Annual Cash Bonus Plan and Achievement

Each of our NEOs is eligible to earn an annual cash bonus under our 2024 Executive Bonus Plan. This performance-based annual bonus is designed to reward the achievement of annual corporate performance relative to pre-established goals, as well as individual performance, contributions and strategic impact. Each NEO has an annual bonus target that is a stated percentage of their base salary, which was set based on the scope and significance of each NEO's role at the Company, as well as a review of market data.

The 2024 bonus plan was designed so that our CEO's bonus was based 100% on the achievement of corporate objectives, while the other NEOs' bonuses were weighted 50% on corporate performance and 50% on individual performance. This structure reflects our CEO's ultimate accountability for corporate performance during the year, while other executives are both accountable for corporate performance, as well as performing their individual functions. The target bonus as a percentage of base salary is 100% for the CEO and 50% for the other NEOs. The target bonus for our Acting CFO Ms. Gupta for 2024 was 35%. The total achievable bonus



payout is capped at 150% of each NEO's target bonus.

For 2024, the compensation committee approved certain corporate performance goals and their respective weightings, as set forth below. Our compensation committee believed that these goals were appropriate drivers for our business that focused our executives on advancing towards commercialization while maintaining operational efficiency, which enhances long-term stockholder value.

Weighting (%)	Corporate Goal Description
10	1- Manufacturing objectives
10	2 - Flight test program objectives
10	3 - FAA certification objectives
10	4 - Commercialization objectives
10	5 - Annual cash burn relative to board-approved budget

(1) Due to certain of the corporate goals relating to our product development, manufacturing ramp-up, and business operations, being closely tied to the Company's business strategy or other confidential information of the Company, additional information that would otherwise be considered material regarding the performance goal targets under the 2024 Bonus Plan were not summarized above or herein in order to avoid competitive harm to the Company's business (and ultimately to the Company's stockholders) from such disclosures.

In the first quarter of 2025, our compensation committee reviewed our corporate performance against the 2024 stated goals and concluded that the threshold objective (50% of target) of the second corporate goal was achieved, the stretch objective (200% of target) for the fourth corporate goal was achieved and the target objective (100% of target) was achieved for the fifth corporate goal. The predetermined objectives for the first and third corporate goals were not met. As a result, corporate performance goals were achieved at 70% of target.

Individual NEO performance is based on agreed upon objectives for the year relating to each NEO's team functions, leadership, and individual contributions to corporate performance goals. Our CEO recommended, and our compensation committee approved, achievement of 100% of each of our NEOs' individual objectives for 2024, resulting in a payout of 85% of annual bonus target for each NEO. Our 2024 bonus payout for our CEO was:

Name	Base Salary ($)	Target Bonus (as % of base salary)	Corporate Performance (weighted 100%)	Actual Bonus ($)
Adam Goldstein	750,000	100	70	525,000



Our 2024 bonus payouts for our other NEOs were as follows:

Name	Base Salary ($)	Target Bonus (as % of base salary)	Corporate Performance (weighted 50%)	Individual Performance (weighted 50%)	Actual Bonus ($)
Mark Mesler (1)	500,000	50	70	100	146,311
Priya Gupta	338,000	35	70	100	100,555
Eric Lentell	550,000	50	70	100	233,750
Tom Muniz	700,000	50	70	100	297,500
Tosha Perkins	550,000	50	70	100	233,750

(1) Mr. Mesler went on temporary medical leave effective September 9, 2024 and his bonus was adjusted to reflect his length of service in 2024.

The compensation committee may award bonuses in a particular year that are in excess of or below the target bonus amount based on its assessment of such executive officer's performance and also annually evaluates the target bonus opportunity and, as part of such evaluation, at its discretion, may increase or decrease the annual bonus opportunity based on additional factors, such as individual and corporate performance. No such discretion was applied in 2024. In the first quarter of 2025, the compensation committee approved a one-time bonus of $57,790 to Ms. Gupta to reflect her interim salary and bonus for her time as Acting CFO from September 9, 2024 through the end of the year.

Long-term Equity Awards
Our compensation committee believes that long-term equity awards are a critical component of our executive compensation program that links the interests and risks of our executive officers with those of our stockholders. Long-term equity awards are an effective means for focusing our executive officers on driving increased stockholder value over a multi-year period and motivating them to remain employed with us. Consistent with this philosophy, a significant portion of our NEOs' annual compensation is granted in the form of long-term equity incentives. In March 2024, we introduced performance-based equity grants as part of the annual equity grant for our NEOs, with 50% of NEO long-term incentives in time-based RSUs and 50% in performance-based RSUs.

Time-based RSUs
RSU awards with time-based vesting align the interests of our NEOs with the interests of our stockholders by promoting the stability and retention of a high-performing executive team over the longer term. In 2024, the compensation committee approved time-based RSU awards that vest in quarterly installments over four years.

Performance-based RSUs (PSUs)

2024 PSU Grants
In 2024*, t*he compensation committee approved PSUs to align the interests of our NEOs and our stockholders by rewarding superior stockholder returns compared to the returns of the indexed companies in the S&P 600 ("Relative TSR"). The PSUs ensure that a significant portion of our NEOs' equity compensation is contingent upon future outperformance compared to the Relative TSR.

Subject to the terms of the award agreements, between zero and 200% of the target number of PSUs are eligible to vest, depending on our Relative TSR percentile ranking for the performance period, as follows:



Relative TSR Percentile v. S&P 600 index	PSUs vesting as % of Target
90th percentile	200%
50th percentile	100%
25th percentile	50%

If our Relative TSR percentile ranking is above the 25th percentile and between the other levels shown in the table above, the portion of the PSUs that vest will be linearly interpolated between the two nearest vesting percentages. If the performance metric achievement is below the 25th percentile for any performance period, then no PSUs will be eligible to vest for such performance period. Relative TSR is measured over three discrete performance periods covering 12, 24, and 36 months, with one-third of the target PSUs eligible to vest each year.

If the Company's absolute TSR is negative over a performance period, the total number of PSUs earned will be capped at 100%. This avoids paying out large awards despite outperforming the TSR peers if the Company's stockholders do not earn a positive return.

Relative TSR calculations for the Company and the indexed companies are measured based on the average closing share price for the twenty consecutive trading day period starting on the first and ending on the last days of the performance period, accounting for any dividends (which shall be assumed to be reinvested) and any stock splits.

In the event that one of our NEOs is terminated due to such NEO's death or disability, then such NEO shall be pro-rated based on such NEO's actual service to the Company during the performance period in which such termination occurs and the degree of vesting shall be based on a performance modifier of 100%.

In the event that one of our NEOs is terminated without cause or resigns for good reason, then, as to any then-ongoing performance period, the number of PSUs eligible to vest shall be pro-rated based on such NEO's actual service to the Company during the performance period in which such termination occurs and such PSUs shall vest (if at all) based on the actual degree of achievement of the performance metrics for such performance period. Following such vesting, any PSUs for subsequent performance periods shall be forfeited.

In the event that a change in control occurs prior to the end of all performance periods, then a portion of the PSUs subject to any then-ongoing performance periods shall be eligible to vest following the closing of such change in control based on continued service with the acquirer through the end of the applicable performance periods. The number of PSUs eligible to vest shall be equal to the product of (i) the number of PSUs subject to the relevant performance periods and (ii) actual performance, calculated based on a truncated period ending on the closing date of the change in control, and using the price per share payable for the Company's common stock in the change in control.

Any PSUs that become subject to time-based vesting following a Change in Control pursuant to the above shall be subject to full vesting acceleration on any subsequent termination of service: (1) without cause, (2) due to a resignation for good reason, (3) due to death or disability, in each case, subject to delivery of a release of claims. If an acquiring corporation refuses to assume, convert, replace or substitute the PSUs in connection with a change in control, then 100% of the PSUs that are then-outstanding and eligible to vest shall vest in full.

2024 CEO Equity Compensation
Beginning in February 2024, our compensation committee, with its legal counsel and independent compensation consultant, began evaluating our CEO equity compensation program to determine how to continue to incentivize Mr. Goldstein to focus on long-term stockholder value creation. The committee



specifically acknowledged that Mr. Goldstein has shown extraordinary leadership in advancing the Company's commercialization progress, executing on strategic milestones, and strengthening our balance sheet. Mr. Goldstein's sole unvested equity grant is a performance-based RSU award granted to him as part of the consideration he negotiated for in the merger agreement that was entered into in February 2021 and that led to the Company going public in September 2021 through a de-SPAC process. This award, which we refer to as the 2021 Founder Grant is discussed in more detail below. The remaining unvested tranches are subject to challenging performance-based or stock price milestones as further discussed below in the section titled "2021 Founder Grant".

In October 2024, the compensation committee decided to move forward with providing an equity award similar to the program for the other NEOs. In line with the Company's grant practices, the number of shares for the proposed PSU and RSU grants was determined using the average closing price of Class A common stock over the month of October 2024, with a minimum of $4.

Provision	Grant Structure	Rationale
Grant Mix	50% PSUs based on Relative TSR and 50% RSUs based on service	Mix of PSUs/RSUs balances performance risk, pay-for-performance philosophy, and retention
Vesting Period	RSU shares vest quarterly over 3-year period, PSU shares vest annually based on each of 1-year, 2-year and 3-year Relative TSR[1]	Three years is standard market practice and supports critical period for strategy execution
PSU Metric	Based on Relative TSR from grant date	Aligns interests with our stockholder interests

(1) Mr. Goldstein has elected to defer any settlement of his RSUs and PSUs to calendar year 2029 ((or, if earlier, upon his "separation from service" (as defined under Section 409A of the Code), death, disability, a change in control of the Company, or an unforeseeable emergency (as defined under Section 409A of the Code)

While it was initially determined that Mr. Goldstein's 2024 equity awards would be granted in October 2024, at that time the Company was in preliminary discussions to raise additional capital and with Anduril Industries relating to a proposed strategic partnership (the "Transactions"). It was considered that the Transactions, when announced could have a material impact on the Company's stock price and therefore impact the vesting of the contemplated equity awards for Mr. Goldstein. In light of these circumstances, our compensation committee, following the advice of its independent outside counsel, decided to delay the granting of Mr. Goldstein's 2024 equity awards until after any announcement of the Transactions, which did not occur until December. The goal of having the grant date occur after the public announcement of the Transactions was, in part, to help ensure that our Class A common stock price used to calculate the Relative TSR performance of Mr. Goldstein's 2024 PSUs under those equity awards would include any impact that the announcement could have.

The compensation committee finalized the equity grants to Mr. Goldstein on December 18, 2024. As required by the SEC's rules, the grant value disclosed in the Summary Compensation Table is based on the closing stock price ($8.98) on the grant date, where the RSUs are valued based on the closing stock price and the PSUs are calculated using the closing stock price and a Monte Carlo simulation. Our compensation committee believes that the decision to award these grants to Mr. Goldstein was important to affirm his commitment to the Company's long term success and to express the compensation committee's recognition of his leadership and strategic accomplishments since 2021 (i.e., the last time he received any equity).

2024 Other NEO Annual Equity Grants

2024 annual equity awards for our other NEOs were granted in March 2024. Our compensation committee considered several factors when determining the size of our NEOs' 2024 annual equity awards, including individual performance, internal equity, peer group data, retention value of current equity holdings, and the


Company's overall performance. Our compensation committee exercises its judgment and discretion, and also considers the recommendations from our CEO in setting awards for our other NEOs.

2021 Founder Grant
As part of the Company going public in September 2021, Mr. Goldstein received 20,009,224 PSUs (the "Founder Grant") pursuant to the merger agreement that was entered into in February 2021. The Founder Grant vests for up to seven years following the Company's listing date in four equal tranches subject to the achievement of the earlier to occur of a stock price milestone or a performance-based milestone, with each of the four tranches being subject to a unique set of milestones. The stock-based and performance-based milestones of the Founder Grant were constructed to incentivize outperformance and achievement of challenging and rigorous performance goals that increase long-term stockholder value. The performance-based milestone of the first tranche was achieved in September 2021 and the performance-based milestone for the second tranche was achieved in November 2024. Two tranches of this grant remain unvested and eligible to be earned.

First Tranche of March 2024 PSU Grant Results
On March 26, 2025, Mr. Mesler, Mr. Lentell, Mr. Muniz and Dr. Perkins each vested in PSUs that were granted on March 26, 2024. Between zero and 200% of the target number of these performance-based RSUs were scheduled to vest based on Relative TSR percentile ranking for the applicable performance period, with a

maximum 200% vesting for performance at or above the 90th percentile. For this performance period from March 26, 2024 to March 26, 2025, the Company was in the 98th percentile, which resulted in 200% of the target number of PSUs granted. The following officers received the PSUs as provided below:

Name	Number of PSUs (#)
Mark Mesler	63,612
Eric Lentell	95,420
Tom Muniz	95,420
Tosha Perkins	63,612

Other Compensation and Benefits
All NEOs are eligible for a taxable reimbursement for services from a certified financial planner, certified public accountant or similar professional for certain estate planning, tax preparation, and retirement planning services up to an annual maximum of $10,000. Our NEOs are also eligible to participate in our employee stock purchase plan, health and welfare programs, 401(k) plan and matching contributions and other compensation and benefit programs on the same basis as other employees; however, our compensation committee in its discretion may revise, amend, or add to these benefits.

As a member of our board of directors, our CEO is also eligible to defer a portion of his equity awards under the terms of the Director Equity Deferral Plan.

EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS
We have entered into at-will employment offer letters with each of our NEOs that were approved by the compensation committee and our board of directors. In addition, we provide each NEO with the opportunity to receive certain severance payments and benefits in the event of a termination of employment under certain circumstances, including in connection with a change of control. The compensation committee generally believes that the severance protection payments and benefits we offer are necessary to provide stability among



our executive officers, serve to focus our executive officers on our business operations, and avoid distractions in connection with a potential change in control transaction or period of uncertainty.

For additional information on the employment arrangements and potential post-employment payments to our NEOs, see "*Potential Payments Upon Termination or Change in Control*" below.

INSIDER TRADING POLICY

We have established an Insider Trading Policy governing the purchase, sale and other dispositions of our securities that applies to all employees, our officers, non-employee directors and other covered persons. The Insider Trading Policy also provides that Archer will not transact in its own securities unless in compliance with U.S. securities laws. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Archer. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

EQUITY GRANTING POLICY

We maintain an equity granting policy, pursuant to which we grant equity awards on an annual basis and may grant equity awards on a discretionary basis in connection with certain events such as the commencement of employment, promotion or the closing of an acquisition. We do not grant awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information for the purpose of affecting the value of executive compensation.

COMPENSATION CLAWBACK

In November 2023, the compensation committee approved the executive clawback policy which applies to our Section 16 officers. Our clawback policy provides that if (i) the Company is required to restate its financial statements filed pursuant to the Exchange Act as a result of a material error in these financial statements, (ii) such restatement is due to the gross negligence or intentional misconduct of a clawback officer (as determined by the compensation committee), (iii) the amount of any incentive paid to or payable to such clawback officer that was determined based on the achievement of financial or operating results would have been less if such financial statements had been correct at the time of determination, and (iv) no more than three years have elapsed from the filing date of such financial statements upon which such incentive compensation was determined, then the Company shall recoup from such clawback officer an amount equal to such excess cash incentive compensation through such means as the compensation committee determines in accordance with the policy. A copy of our clawback policy is filed as Exhibit 97.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

COMPENSATION RISK ASSESSMENT

The compensation committee reviewed our executive and employee compensation programs to assess whether they encourage our employees to take excessive or inappropriate risks. After reviewing and assessing our compensation philosophy, policies and practices, including the mix of fixed and variable compensation, short-term and long-term incentive structures, overall pay, incentive plan structures, and the checks and balances built into, and oversight of, each plan and practice, the compensation committee has determined that any risks arising from our compensation programs are not reasonably likely to have a material adverse effect on the Company.

TAX AND ACCOUNTING CONSIDERATIONS

Deductibility of Executive Compensation

Section 162(m) of the U.S. tax code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to certain covered current and former executive officers. While the compensation committee considers the income tax consequences of its compensation actions and decisions, it reserves the right to award compensation to executive officers, including our NEOs, even if the



compensation will not be deductible for federal income tax purposes if it determines that doing so is in the best interests of the Company and its stockholders.

Accounting for Stock-Based Compensation

The compensation committee considers the potential accounting treatment in designing compensation plans and arrangements for our executive officers and other employees, including FASB ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards. FASB ASC Topic 718 requires the Company to recognize the grant date fair value of all share-based payment awards to employees in our financial statements, including RSUs and PSUs that may be settled for shares of our Class A common stock. FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule).

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"). Consequently, our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

– any breach of the director's duty of loyalty to us or our stockholders;
– any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
– unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
– any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our amended and restated bylaws require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL, subject to limited exceptions, and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws.

We believe that provisions of our amended and restated certificate of incorporation, amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors' and officers' liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors or executive officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The below table provides information concerning compensation awarded to, earned by or paid to each of our NEOs for all services rendered in all capacities during the fiscal years in which such individuals were NEOs during the last three completed fiscal years.



NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY ($)	STOCK AWARDS ($)(1)	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)(2)	ALL OTHER COMPENSATION ($)(3)	TOTAL ($)
Adam Goldstein	2024	750,000	16,487,500	525,500	—	17,763,000
Chief Executive Officer	2023	600,000	—	393,750	10,000	1,003,750
	2022	600,000	—	600,000	—	1,200,000
Mark Mesler (4)	2024	500,000	1,121,185	146,311	15,250	1,782,746
Chief Financial Officer	2023	500,000	1,083,709	230,000	15,000	1,828,709
	2022	450,758	5,328,217	223,573	13,500	6,016,048
Priya Gupta (5)	2024	338,000	171,992	158,545	8,433	676,970
Acting Chief Financial Officer						
Eric Lentell	2024	550,000	1,681,778	233,750	—	2,465,528
General Counsel						
Tom Muniz	2024	700,000	1,681,778	297,500	8,775	2,688,053
Chief Technology Officer	2023	650,000	4,669,000	318,500	15,150	5,652,650
	2022	650,000	—	320,125	10,250	980,375
Tosha Perkins	2024	550,000	1,121,185	233,750	8,845	1,913,780
Chief People and Partnerships Officer						

(1) This column shows the grant date fair value for accounting purposes of the long-term equity awards granted to our NEOs. The grant date fair value for time-based RSUs is measured in accordance with FASB ASC 718 and based on the closing price of Archer's common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, as determined under FASB ASC 718, based on the probable outcome of the performance condition as of the grant date.

(2) The annual bonus awards are based on the performance of the Company relative to predetermined strategic goals for the year and the performance of each individual NEO. The target payout amount for each NEO's annual bonus payout opportunity for 2024 is shown in the table entitled "Grants of Plan-Based Awards - 2024." Further descriptions of these amounts, including information regarding the impact of corporate and individual performance criteria are described above in the section entitled "2024 Performance-based Annual Bonus Plan and Achievement."

(3) The amounts reported represent: (a) for Mr. Goldstein, taxable reimbursement of benefit, tax, and financial advisory services ("financial planning benefit") of $10,000 in 2023, (b) for Mr. Mesler, company contributions under its 401(k) plan of $15,250 in 2024, $15,000 in 2023 and $13,500 in 2022, (c) for Ms. Gupta, company contributions under its 401(k) plan of $8,433 in 2024, (d) for Mr. Muniz, company contributions under its 401(k) plan of $11,500 in 2024, $11,250 in 2023 and $10,250 in 2022 and financial planning benefit of $3,900 in 2023 and (e) for Dr. Perkins, company contributions under its 401(k) plan of $8,845 in 2024.

(4) Mr. Mesler went on temporary medical leave effective September 9, 2024.

(5) Ms. Gupta was appointed our Acting Chief Financial Officer effective as of September 9. 2024.

GRANTS OF PLAN-BASED AWARDS IN 2024

The following table provides information regarding each grant of a plan-based award made to an NEO under any plan in the year ended December 31, 2024. No NEOs were granted stock options during the year ended December 31, 2024.



Name	Award Type	Grant Date	Estimated Future Payout Under Non-Equity Incentive Plan Awards ($)			Estimated Future Payout Under Equity Incentive Plan Awards (#)		All Other Stock Awards: Number of Shares or Units (#)	Grant Date Fair Value of Stock Awards ($)(1)
			Target	Maximum	Threshold	Target	Maximum		
Adam Goldstein	Cash incentive	—	750,000	1,125,000	—	—	—	—	—
	RSUs	12/18/24	—	—	—	—	—	750,000	6,712,500
	PSUs	12/18/24	—	—	—	750,000	1,500,000	—	9,775,000
Mark Mesler	Cash incentive	—	250,000	375,000	—	—	—	—	—
	RSUs	3/26/24	—	—	—	—	—	95,420	457,062
	PSUs	3/26/24	—	—	—	95,420	190,840	—	664,123
Priya Gupta	Cash incentive	—	200,000	300,000	—	—	—	—	—
	RSUs (2)	2/23/24	—	—	—	—	—	28,237	135,820
	RSUs	5/1/24	—	—	—	—	—	42,998	171,992
Eric Lentell	Cash incentive	—	275,000	412,500	—	—	—	—	—
	RSUs	3/26/24	—	—	—	—	—	143,130	685,593
	PSUs	3/26/24	—	—	—	143,130	286,260	—	996,185
Tom Muniz	Cash incentive	—	350,000	525,000	—	—	—	—	—
	RSUs	3/26/24	—	—	—	—	—	143,130	685,593
	PSUs	3/26/24	—	—	—	143,130	286,260	—	996,185
Tosha Perkins	Cash incentive	—	275,000	412,500	—	—	—	—	—
	RSUs	3/26/24	—	—	—	—	—	95,420	457,062
	PSUs	3/26/24	—	—	—	95,420	190,840	—	664,123

(1) The grant date fair value for time-based RSUs is calculated in accordance with FASB ASC 718 based on the closing price of the Company's Class A common stock on the date of grant. The grant date fair value for performance-based RSUs is calculated using a Monte-Carlo model for each award on the date of grant, determined under FASB ASC 718. A discussion of the assumptions used in calculating these values for 2024 may be found in Note 9 - Stock Based Compensation included in the notes to the consolidated financial statements in our 2024 Annual Report on Form 10-K .

(2) Per the Company's policy, employees receive their annual bonus in fully vested equity and this grant reflects the annual bonus payout to Ms. Gupta for 2023.

OUTSTANDING EQUITY AWARDS AT FISCAL-YEAR END

The following table provides information with respect to all outstanding stock options and RSUs held by our NEOs as of December 31, 2024. See "*Employment and Change in Control Agreements*" and "*Potential*



Payments Upon Termination or Change in Control" for information regarding the impact of certain employment termination scenarios on outstanding equity awards.

Name		Grant Date	**Option Awards**				**Stock Awards**			
			Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units or stock that have not vested ($)(1)	Number of unearned shares, units or other rights that have not vested (#)	Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Adam Goldstein	(2)	9/16/2021	—	—	—	—	—	—	10,004,612	97,544,967
	(3)	12/18/2024	—	—	—	—	750,000	7,312,500	—	—
	(4)	12/18/2024	—	—	—	—	—	—	750,000	7,312,500
Mark Mesler	(5)	4/11/2022	—	—	—	—	414,196	4,038,411	—	—
	(6)	5/1/2023	—	—	—	—	127,263	1,240,814	—	—
	(7)	3/26/2024	—	—	—	—	77,528	755,898	—	—
	(4)	3/26/2024	—	—	—	—	—	—	95,420	930,345
Priya Gupta	(8)	7/11/2022	—	—	—	—	48,712	474,942	—	—
	(9)	5/1/2024	—	—	—	—	32,247	314,408	—	—
Eric Lentell	(10)	12/8/2021	—	—	—	—	56,250	548,438	—	—
	(11)	8/18/2022	—	—	—	—	160,062	1,560,605	—	—
	(12)	5/1/2023	—	—	—	—	178,168	1,737,138	—	—
	(13)	3/26/2024	—	—	—	—	116,292	1,133,847	—	—
	(4)	3/26/2024	—	—	—	—	—	—	143,130	1,395,518
Tom Muniz	(14)	11/3/2020	—	144,621	0.15	11/2/2030	—	—	—	—
	(15)	5/1/2023	—	—	—	—	1,437,500	1,4015,625	—	—
	(16)	3/26/2024	—	—	—	—	116,292	1,133,847	—	—
	(4)	3/26/2024	—	—	—	—	-	-	143,130	1,395,518
Tosha Perkins	(17)	4/11/2022	—	—	—	—	194,740	1,898,715	—	—
	(18)	5/1/2023	—	—	—	—	178,168	1,737,138	—	—
	(19)	3/26/2024	—	—	—	—	77,528	755,898	—	—
	(4)	3/26/2024	—	—	—	—	—	—	95,420	930,345

(1) Dollar amounts shown are determined by multiplying the number of shares or units shown in the preceding column by $9.75, which was the fair market value of the Class A common stock on December 31, 2024, the last trading day of the year. The value provided assumes any relevant performance criteria are achieved.



(2) On September 16, 2021, pursuant to the 2019 Plan, Mr. Goldstein was granted a performance-based equity award consisting of RSUs settleable for 20,009,224 shares of Class B common stock. This award vests ratably in 1/4th increments upon approval by our compensation committee of the achievement of certain milestones over the seven-year period beginning on September 16, 2021.

(3) On December 18, 2024, Mr. Goldstein was granted a time-based RSU award settleable for 750,000 shares of Class A common stock, pursuant to the 2021 Plan. Subject to the terms of the award agreement, the time-based RSUs subject to this award have a three year vesting schedule, with 3/8 of the total award vesting on the date of the Annual Meeting and 1/16 of the total award vests quarterly thereafter. Once time-vested, the RSUs will be settled for shares of the Issuer's Class A Common Stock during calendar year 2029 on a date to be determined by the Issuer.

(4) Subject to the terms of the award agreement, the PSUs subject to this award are scheduled to vest on the annual anniversary of the grant date, provided the applicable performance condition is satisfied. As described under "Executive Compensation—Compensation Discussion and Analysis," in each case, between 0% and 200% of the target number of performance-based RSUs may vest depending on the Company's Relative TSR compared to the other companies in the S&P 600 during each annual performance period of the three-year award term.

(5) Mr. Mesler was granted a RSU settleable for 1,325,427 shares of Class A common stock on April 1, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on March 1, 2023 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(6) Mr. Mesler was granted a RSU settleable for 226,234 shares of Class A common stock on May 1, 2023 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on May 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(7) Mr. Mesler was granted a RSU settleable for 95,420 shares of Class A common stock on March 26, 2024 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(8) Ms. Gupta was granted a RSU settleable for 155,875 shares of Class A common stock on July 11, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on August 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to her continued service with us.

(9) Ms. Gupta was granted a RSU settleable for 42,998 shares of Class A common stock on May 1, 2024 pursuant to the 2021 Plan. The award has a three-year vesting schedule, with 1/12 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to her continued service with us.

(10) Mr. Lentell was granted a RSU settleable for 300,000 shares of Class A common stock on December 8, 2021 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on August 15, 2022 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(11) Mr. Lentell was granted a RSU settleable for 365,854 shares of Class A common stock on August 18, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on August 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(12) Mr. Lentell was granted a RSU settleable for 316,742 shares of Class A common stock on May 1, 2023 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(13) Mr. Lentell was granted a RSU settleable for 143,130 shares of Class A common stock on March 26, 2024 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(14) Mr. Muniz was granted a stock option on November 3, 2020 pursuant to the 2019 Plan which is exercisable for 788,838 shares of the Class A common stock. The award has a five-year vesting schedule with 1/5th of the total award vested on November 1, 2021, with 1/60th vesting ratably on a monthly basis thereafter, subject to his continued service with us. In accordance with the grant agreements entered into by Mr. Muniz with us, he early exercised his entire stock option on November 30, 2020 and the unvested shares he received pursuant to his early exercises remain subject to a lapsing right of repurchase.

(15) Mr. Muniz was granted a RSU settleable for 2,300,000 shares of Class A common stock on May 1, 2023 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(16) Mr. Muniz was granted a RSU settleable for 143,130 shares of Class A common stock on March 26, 2024 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to his continued service with us.

(17) Dr. Perkins was granted a RSU settleable for 519,305 shares of Class A common stock on April 11, 2022 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/4 vesting on May 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to her continued service with us.

(18) Dr. Perkins was granted a RSU settleable for 316,742 shares of Class A common stock on May 1, 2023 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2023 and 1/16 of the total award vests quarterly thereafter, subject to her continued service with us.



(19) Dr. Perkins was granted a RSU settleable for 95,420 shares of Class A common stock on March 26, 2024 pursuant to the 2021 Plan. The award has a four-year vesting schedule, with 1/16 vesting on May 15, 2024 and 1/16 of the total award vests quarterly thereafter, subject to her continued service with us.

OPTION EXERCISES AND STOCK VESTED IN 2024

The following table presents information concerning the aggregate number of shares of our common stock for which awards vested during 2024 for each of the NEOs. No options were exercised during 2024 by any of our NEOs. Value realized on vesting of stock awards is based on the fair market value of our Class A common stock on the vesting date multiplied by the number of shares vested, which includes the value of any shares that were withheld or sold at the time of vesting to satisfy tax withholding requirements and does not necessarily reflect the proceeds received by the NEO.

	Stock Awards	
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting ($)
Adam Goldstein	5,002,306	24,344,555
Mark Mesler	405,810	1,648,785
Priya Gupta	88,203	371,038
Eric Lentell	272,487	1,104,728
Tom Muniz	961,312	3,761,621
Tosha Perkins	301,903	1,224,882

The number of shares and value realized on vesting include shares that were withheld or sold at the time of vesting to satisfy tax withholding requirements.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Adam Goldstein. In September 2021, we entered into an employment agreement with Mr. Goldstein substantially on the terms set forth below in connection with the Closing of the Business Combination.

Pursuant to the terms of his agreement, Mr. Goldstein is eligible for the following severance for a termination without "cause" or resignation for "good reason" (as defined in his employment agreement) not in connection with a change in control:

– 24 months of base salary at time of termination paid in accordance with our normal payroll practices;
– a lump sum cash payment equal to two times the target annual bonus;
– a lump sum payment equal to 24 months of COBRA premiums; and
– 24-month accelerated vesting of any time-vested equity awards.

For a termination without cause or resignation for good reason in the period starting three months prior to and ending 18 months following a change in control, Mr. Goldstein will each be eligible for the following severance package:

– 24 months of base salary at time of termination paid in a lump sum;
– a lump sum cash payment equal to two times the target annual bonus;
– a lump sum payment equal to 24 months of COBRA premiums; and
– 100% accelerated vesting of any time-vested awards.



As a condition of receiving the severance benefits, Mr. Goldstein must execute a general release of claims in favor of Archer and allow it to become effective and comply with all applicable agreements including but not limited to, our form of confidentiality and invention assignment agreement.

In addition, with respect to Mr. Goldstein's 2021 performance-based RSU award, in the event that Mr. Goldstein's employment is terminated by us without cause or Mr. Goldstein resigns his employment for good reason, then his 2021 performance-based RSU award will remain outstanding and eligible to vest for a period of 15 months post-termination.

In addition, with respect to Mr. Goldstein's 2024 performance-based RSU award, such award is eligible for vesting acceleration and/or continued vesting following a qualifying termination of employment as described above in the Section labelled "Compensation Discussion and Analysis–Elements of Our Compensation Program–Long-Term Equity Awards–Performance-Based RSUs."

Other Executive Officers. In February 2022, we entered into Change in Control and Severance Agreements with each of our then-current executive officers (excluding Adam Goldstein, whose change in control and severance arrangements are provided separately in his employment agreement and as described above) (the "Eligible Executive Officers").Each such Change in Control and Severance Agreement has a three-year term and is subject to automatic renewal unless the Company provides notice (at least three months in advance) that it will not renew.

In the event of a termination of employment without cause or a resignation of employment for good reason then, pursuant to the Change in Control and Severance Agreements, each of the Eligible Executive Officers is entitled to: (i) an amount equal to 12 months of his or her base salary at the rate in effect immediately prior to such termination, payable in a cash lump-sum; (ii) a pro rata payment of his or her then-current annual bonus to the extent earned, and (iii) to the extent that her or she timely elects to receive continued coverage under our group-healthcare plans, a lump sum cash payment in an amount equal to the full amount of his or her COBRA premiums for the same period as he or she is entitled to severance. In addition, each Eligible Executive Officer's outstanding equity awards will become vested and exercisable, as applicable, as if he or she had completed an additional 12 months of service, excluding awards that would otherwise vest contingent upon remaining-unsatisfied performance criteria.

In the event a qualifying termination occurs within 18 months following a "change in control" or subject to additional conditions, within three months preceding a "change in control", each Eligible Executive Officer is entitled to: (i) an amount equal to 12 months of his or her base salary and 100% of his or her target bonus at the rate in effect immediately prior to such termination, payable in a cash lump-sum; and (ii) a pro rata payment of his or her then-current target bonus based on the actual period of service during the bonus period. In addition, each Eligible Executive Officer's outstanding equity awards will become vested and exercisable, as applicable, with respect to 100% of the then-unvested shares, excluding awards that would otherwise vest contingent upon remaining-unsatisfied performance criteria. The Eligible Executive Officer will also be entitled to continuation of COBRA benefits as set forth above.

All such severance payments and benefits are subject to each Eligible Executive Officer's execution of a general release of claims against us.

None of our executive officers are entitled to receive a "gross-up" or similar payment for any excise taxes that may become payable in connection with a change in control pursuant to Sections 280G and Internal Revenue Code Section 4999.

In addition, with respect to our NEO's 2024 performance-based RSU awards, such awards are eligible for vesting acceleration and/or continued vesting following a qualifying termination of employment as described



above in the Section labelled "Compensation Discussion and Analysis–Elements of Our Compensation Program–Long-Term Equity Awards–Performance-Based RSUs."

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a qualifying termination unrelated to a change in control or upon a qualifying termination in connection with a change in control of the Company. This table reflects amounts payable to each NEO assuming his or her employment was terminated on December 31, 2024, and/or the change in control also occurred on that date.

Name	Cash Severance ($)	Continued Health Insurance Coverage ($)	Value from Acceleration of Unvested Equity Awards ($)	Total ($)
Adam Goldstein				
Upon qualifying termination - no change in control (1)	3,000,000	77,949	9,224,105	12,302,054
Upon qualifying termination - change in control (1)	3,000,000	77,949	12,187,500	15,265,449
Mark Mesler				
Upon qualifying termination - no change in control	750,000	10,687	1,984,583	2,745,270
Upon qualifying termination - change in control	1,000,000	10,687	6,655,353	7,666,040
Priya Gupta (2)				
Upon qualifying termination - no change in control	—	—	—	—
Upon qualifying termination - change in control	—	—	—	—
Eric Lentell				
Upon qualifying termination - no change in control	687,500	29,943	1,647,448	2,364,891
Upon qualifying termination - change in control	893,750	29,943	5,910,372	6,834,065
Tom Muniz				
Upon qualifying termination - no change in control	1,050,000	29,017	4,501,058	5,580,075
Upon qualifying termination - change in control	1,400,000	29,017	16,079,817	17,508,834
Tosha Perkins				
Upon qualifying termination - no change in control	825,000	30,318	1,573,738	2,429,056
Upon qualifying termination - change in control	1,100,000	60,637	5,011,981	6,172,618

(1) Mr. Goldstein's offer letter provides that the unvested portion of his Founder Grant will remain outstanding and eligible to vest for a period of 15 months post-termination.

(2) In connection with Mr. Mesler's leave of absence, Ms. Gupta has served as Acting Chief Financial Officer since September 2024. Ms. Gupta is not a party to a Change in Control and Severance Agreement with the Company.



CEO PAY RATIO

In accordance with the requirements of Section 953(b) of Dodd-Frank and Item 402(u) of Regulation S-K (which we collectively refer to as the "Pay Ratio Rule"), we are providing the following estimated information:

- For 2024, the annual total compensation of the median employee of all our employees, excluding our CEO's compensation, was $242,287.
- The annual total compensation of our CEO in 2024 consisted of his base salary of $750,000, his performance-based cash bonus of $525,500 and the grant date fair value of $16,487,500 for the equity awards he received in 2024 as discussed in detail above. The components of his 2024 annual compensation totaled $17,735,500
- The ratio of our CEO's annual total compensation in 2024 when compared to the median employee's annual total compensation in 2024 was 73 to 1. As discussed earlier, the equity awards our CEO received in 2024 were intended to take into account the fact that this was the first equity award he has received from the Company. As a result, our compensation committee expects our CEO pay ratio for 2025 will be significantly lower than our CEO pay ratio for 2024. For example, the ratio of the total cash compensation paid to our CEO in 2024 and this median employee was 7:1.

To determine the median employee compensation, we analyzed all of the Company's employees, excluding CEO, as of December 31, 2024. We annualized wages and salaries for employees who were not employed for the full year. We used base salary, target bonus and the grant date fair value of equity awards made in 2024 then ranking the sum of these totals from highest to lowest as the consistently applied compensation measure used to determine the median employee. After identifying the median employee, we calculated annual total compensation for the median employee according to the methodology used to report the annual total compensation of our named executive officers in the Summary Compensation Table on page 49.

SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and assumptions and, as a result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following disclosure regarding executive compensation for our principal executive officers ("PEOs") and our other named executive officers ("Non-PEO NEOs") and company performance for the fiscal years listed below. Our compensation committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown. The amounts shown for "Compensation Actually Paid" ("CAP") have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by our named executive officers for any of the periods listed. These amounts reflect Summary Compensation Table ("SCT") compensation with certain adjustments as described in the following table and footnotes.

The following table shows the total compensation for our NEOs for the past three fiscal years as set forth in the SCT in this proxy statement and the prior year's proxy statement, the CAP to our PEO and on an average basis, our other NEOs (in each case, as determined under SEC rules), our TSR, our peer group TSR consisting of the S&P Aerospace & Defense Index, our net loss, and our Company-Selected Measure, relative TSR percentile against the S&P 600 Index, which is the peer group used to determine performance for our NEOs' PSU grants.

The majority of our NEOs' target annual total compensation is variable in nature and "at-risk" and linked to our performance towards achieving key goals set by our compensation committee that are aligned with our stockholders' interests. Our CEO and average Non-PEO NEO CAP for 2024 was higher than the amount reflected in our SCT, reflecting an increase in our TSR.



Year (1)	SCT Total for PEO 1 ($)	CAP to PEO 1 ($)(2)	SCT Total for PEO 2 ($)	CAP to PEO 2 ($)(2)	Average SCT Total for non-PEO NEOs ($)	Average Compensation Actually Paid to non-PEO NEOs ($)(2)	TSR $)(3)	Value of Initial Fixed $100 Investment Based on: Peer Group TSR ($)(4)	Net Loss ($ millions)(5)	Relative TSR Percentile (%)(6)
2024	17,763,000	78,229,739	—	—	1,905,415	4,386,896	161.42	148.05	(537)	91
2023	1,003,750	27,950,070	—	—	3,627,746	11,188,491	101.66	118.20	(458)	99
2022	1,200,000	(45,146,083)	4,846,372	(46,473,291)	4,426,452	1,965,114	30.96	95.20	(317)	12

(1) Adam Goldstein served as our Chief Executive Officer (PEO 1) for the entirety of the applicable years. Brett Adcock served as our co-Chief Executive Officer (PEO 2) for a portion of 2022. Our non-PEO NEOs were Mark Mesler and Tosha Perkins for 2022, Tom Muniz and Andy Missan for 2023, and Mark Mesler, Priya Gupta, Eric Lentell, Tom Muniz and Tosha Perkins for 2024.

(2) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts from the total compensation amount reported in the SCT for the PEOs and the Non-PEO NEOs as required by Item 402(v) of Regulation S-K, as set forth in the tables below. In making each of these adjustments, the "value" of an option or stock award is the fair value of the award on the applicable date determined in accordance with FASB ASC Topic 718 using the valuation assumptions we then used to calculate the fair value of our equity awards. For more information on the valuation of our equity awards, please see the notes to our financial statements that appear in our applicable Annual Report on Form 10-K and the footnotes to the SCT that appear in our applicable definitive proxy statement.

	PEO 1		
	2024 ($)	2023 ($)	2022 ($)
SCT Total	17,763,000	1,003,750	1,200,000
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(16,487,500)	—	—
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	17,852,500	—	—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	50,315,432	25,605,759	(44,531,306)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	8,786,307	1,340,561	(1,814,777)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Compensation Actually Paid	78,229,739	27,950,070	(45,146,083)
	PEO 2		
	2024 ($)	2023 ($)	2022 ($)
SCT Total	—	—	4,846,372
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	—	—	—
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	—	—	—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	—	—	(48,722,460)



	2024 ($)	2023 ($)	2022 ($)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	—	—	(2,597,203)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	—	—	—
Compensation Actually Paid	**—**	**—**	**(46,473,291)**

					Non-PEO NEOs (average)		
					2024 ($)	**2023 ($)**	**2022 ($)**
SCT Total					1,905,415	3,627,746	4,426,452
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year					(1,155,588)	(3,400,000)	(3,707,912)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year					2,332,535	7,963,942	1,724,824
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years					2,122,257	2,058,096	(364,875)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year					104,437	171,606	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year					(922,160)	767,101	(113,375)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year					—	—	—
Compensation Actually Paid					**4,386,896**	**11,188,491**	**1,965,114**

(3) Archer's TSR was determined based on the value of an initial fixed investment of $100, as of December 31, 2021, including the reinvestment of any dividends.

(4) The peer group used in this table is the S&P Aerospace & Defense Select Index, which is the same peer group that we use for purposes of the stock performance graph contained in our Annual Report on Form 10-K for the year ended December 31, 2024.

(5) Represents the Company's net loss reflected in the Company's audited financial statements.

(6) Our Company-Selected Measure is Relative TSR consistent with the peer group used in the PSU metric under our annual Long-Term Incentive Program. For illustrative purposes, calculations within this column are based on 1-year measurements (as opposed to the 1-, 2-, and 3-year relative TSR performance period regarding the Company's PSUs). For purposes of Relative TSR, the peer group used in the PSU metric under our annual Long-Term Incentive Program consists of: (i) the S&P 600 Index.

In 2024, the compensation actually paid to our NEOs is linked to Company performance through our 2024 Annual Bonus Plan and Long-Term Incentive Program, which are described in more detail in the CD&A. We do not currently use any financial performance measures to link executive compensation actually paid to Company performance. However, the most important performance measures used by the Company for NEOs' 2024 compensation decisions are listed below.

- Manufacturing objectives
- Flight test program objectives
- FAA certification objectives
- Commercialization objectives
- Annual cash burn relative to board-approved budget
- Relative TSR compared to the S&P 600 Index

The chart below compares the compensation actually paid to the PEOs, the average of compensation actually paid to our remaining NEOs and the TSR performance of our stock price and the TSR performance of the



disclosed peer group, the S&P Aerospace & Defense Select Industry Index. Changes in compensation actually paid is generally proportional to changes in our Class A common stock price since changes in the fair value of the NEOs' equity awards are directly impacted by our stock price. Our stock price during the covered period has fluctuated significantly, much of which was driven by factors external to our business. Since equity awards comprise a significant portion of the total compensation of our NEOs, compensation actually paid inherently fluctuates with our TSR.



The chart below sets forth the relationship between compensation actually paid to the PEOs, the average of compensation actually paid to our remaining NEOs and our net loss. We do not use net loss as a performance measure in our overall executive compensation program. The compensation actually paid to our NEOs is not aligned with our net loss, as shown below, primarily due to the significant portion of compensation actually paid to NEOs is equity awards, a result of which is much greater sensitivity of compensation actually paid to our Class A common stock price.





The chart below sets forth the relationship between compensation actually paid to the PEOs, the average of compensation actually paid to our remaining NEOs and our company selected measure, annual relative TSR. Since our PSUs are based on relative TSR, relative TSR percentile directly impacts the fair value of outstanding PSU grants to the NEOs. Higher relative TSR percentile increases the fair value of the outstanding PSUs and conversely lower relative TSR percentile decreases the fair value of outstanding PSUs.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.



EQUITY COMPENSATION PLAN INFORMATION

PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS ($)(1)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN(A))(#)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	32,141,980(3)	0.13	39,918,624(4)
Equity compensation plans not approved by security holders	—	—	—
Total	32,141,980	0.13	39,918,624

(1) The weighted-average exercise price does not reflect the shares that will be issued in connection with the settlement of RSUs, since RSUs have no exercise price.

(2) Includes our (i) 2021 Plan; (ii) 2021 Employee Stock Purchase Plan; and 2019 Equity Incentive Plan (the "2019 Plan").

(3) Includes: (i) 20,186,233 shares subject to outstanding awards granted under the 2021 Plan, 18,567,855 shares of which shares were subject to outstanding RSU awards and 1,618,378 shares were subject to outstanding PSU awards (ii) 11,955,747 shares subject to outstanding awards granted under the 2019 Plan, of which 1,951,135 shares were subject to outstanding option awards and 10,004,612 shares were subject to outstanding RSU awards.

(4) As of December 31, 2024, there were 31,785,442 shares of Class A common stock available for issuance under the 2021 Plan and no additional shares available for issuance under the 2019 Plan. The number of shares of Class A common stock reserved for issuance under our 2021 Plan increased automatically by 25,191,478 shares on January 1, 2025 and will increase automatically on the first day of January of each of 2022 through 2031 by the number of shares equal to 5% of all series and classes of our common stock outstanding as of the immediately preceding December 31 or a lower number approved by our board of directors. As of December 31, 2024, there were 8,133,182 shares of Class A common stock available for issuance under the 2021 Employee Stock Purchase Plan. The number of shares of Class A common stock reserved for issuance under our 2021 Employee Stock Purchase Plan increased automatically by 4,677,185 shares on January 1, 2025 and will increase automatically on the first day of January of each of 2022 through 2031 by the number of shares equal to 1% of the total issued and outstanding shares of our Class A common stock as of the immediately preceding December 31 or a lower number approved by our board of directors.



CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2024 to which we were, are, or will be a party in which the amount involved exceeds $120,000 and in which any director, nominee for director, executive officer, beneficial holder of more than 5% of our capital stock or any member of their immediate family or any entity affiliated with any of the foregoing persons had, have, or will have a direct or indirect material interest.

AGREEMENTS WITH STELLANTIS

Subscription and Registration Rights Agreements

In August 2024, we also entered into a subscription agreement with Stellantis, pursuant to which we agreed to sell and issue, in a private placement transaction (the "August Stellantis Private Placement"), 2,982,089 shares of Class A common stock at a purchase price of $3.35 per share for an aggregate purchase price of $9,989,998.15. In connection with the August Stellantis Private Placement, we granted to Stellantis certain registration rights with respect to the shares of Class A common stock issued in the August Stellantis Private Placement pursuant to the August 2024 Stellantis Registration Rights Agreement. A portion of the August Stellantis Private Placement closed on August 12, 2024 for 49,283,582 shares of our Class A common stock for net proceeds of approximately $158.0 million, after deducting offering costs. The remaining portion of the August Stellantis Private Placement covering an aggregate of 2,982,089 shares of our Class A common stock was issued and sold to Stellantis for gross proceeds of approximately $10.0 million on January 6, 2025.

In December 2024, we also entered into a subscription agreement with Stellantis, pursuant to which we agreed to sell and issue, in a private placement transaction (the "December Stellantis Private Placement"), 751,879 shares of Class A common stock at a purchase price of $6.65 per share for an aggregate purchase price of $4,999,995.35. In connection with the December Stellantis Private Placement, we granted to Stellantis certain registration rights with respect to the shares of Class A common stock issued in the December Stellantis Private Placement pursuant to the December 2024 Stellantis Registration Rights Agreement. The closing of the December Stellantis Private Placement is subject to approval of the Stellantis Share Issuance Proposal.

Stellantis Collaboration and Forward Purchase Agreements

On January 3, 2023, we entered into a Manufacturing Collaboration Agreement (the "Stellantis Collaboration Agreement") with Stellantis. In connection with the Stellantis Collaboration Agreement, we entered into a Forward Purchase Agreement (the "Forward Purchase Agreement") with Stellantis, pursuant to which we may elect, in our sole discretion, to issue and sell to Stellantis up to $150.0 million of shares of Class A common stock upon the achievement of certain milestones (the "Forward Purchase Shares").

From January 3, 2023 on, Stellantis will maintain the right to nominate one individual for election to our board of directors as a Class II director at our annual meeting of stockholders in 2023 through the date of our annual meeting of stockholders to occur in 2026 (which initial designee was Barbara J. Pilarski who currently serves as a Class II director on our board of directors) and, so long as Stellantis or its affiliates beneficially own shares of Class A common stock equal to at least 12.5% of our outstanding Class A common stock, will have the right to continue to nominate one individual for election to our board of directors as a Class II director at our annual meeting of stockholders to occur in 2026 through the date of our annual meeting of stockholders in 2029.

On June 23, 2023, we issued 6,337,039 shares of Class A common stock to Stellantis in connection with the first milestone under the Forward Purchase Agreement and received gross proceeds of $25,000,000. On August 10, 2023, Stellantis waived certain conditions relating to the second milestone of the Forward Purchase Agreement, and we completed the issuance of 12,313,234 shares of Class A common stock and received gross proceeds of $70,000,000 associated with the second milestone. On July 1, 2024, we issued 17,401,153 shares



of Class A common stock associated with the third and final milestone and received gross proceeds of $55,000,000.

RELATED PERSON TRANSACTIONS POLICY

Our board of directors has adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related person transactions." For purposes of our policy only, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness, subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including our common stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, our audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

- risks, costs, and benefits to us;
- the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
- the extent of the related person's interest in the transaction;
- the purpose and terms of the transaction;
- management's recommendation with respect to the proposed related person transaction;
- the availability of other sources for comparable services or products; and
- whether the transaction is on terms comparable to those that could be obtained in an arm's length transaction.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The below table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2025, by:

- each of our named executive officers;
- each of our directors or director nominees;
- all of our directors and executive officers as a group; and
- each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of our Class A common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 548,982,953 shares of Class A common stock outstanding as of March 31, 2025. Shares of our Class A common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2025 or RSUs that may vest and settle within 60 days of March 31, 2025 are deemed to be outstanding and to be beneficially owned by the person holding the stock options or RSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each of the individuals and entities listed in the table below is c/o Archer Aviation Inc., 190 W. Tasman Drive, San Jose, California, 95134.

NAME OF BENEFICIAL OWNER	CLASS A	
OTHER 5% OR GREATER STOCKHOLDERS (1)	SHARES	%
Stellantis N.V.(2)	72,483,188	13.20
NAMED EXECUTIVE OFFICERS & DIRECTORS		
Adam Goldstein (3)	36,372,347	6.63
Mark Mesler (4)	762,290	*
Priya Gupta (5)	147,314	*
Eric Lentell (6)	149,679	*
Tom Muniz (7)	1,334,213	*
Tosha Perkins (8)	346,985	*
Deborah Diaz (9)	147,547	*
Fred M. Diaz (10)	101,372	*
Oscar Munoz (11)	441,480	*
Barbara Pilarski	--	*
Maria Pinelli (12)	128,041	*
Michael Spellacy (13)	2,209,120	*
All Current Executive Officers & Directors as a Group (12 Persons) (14)	42,140,388	7.65



*   Indicates ownership of less than one percent.

(1) Unless otherwise noted, the business address of each of those listed in the table above is c/o Archer Aviation Inc., 190 W. Tasman Drive, San Jose, CA 95134.

(2) As reported in a statement on Schedule 13D, Amendment 9, filed with the SEC on December 19, 2024, by Stellantis N.V. ("Stellantis") reporting beneficial ownership as of December 11, 2024 and based on the Company's records. Stellantis and certain affiliated entities have sole voting and investment discretion over the number of shares of our Class A common stock ascribed to Stellantis in the table above. Stellantis' business address is Taurusavenue 1, 2132LS, Hoofddorp, The Netherlands. This amount includes (i) 751,879 shares of Class A Common Stock issuable to Stellantis by the Company pursuant to theStellantis Subscription Agreement and subject to stockholder approval as described in Proposal 4 on page 31, (ii) 1,671,202 shares of Class A Common Stock issuable upon exercise of a warrant to FCA US LLC, (iii) 1,077,024 shares of Class A common stock issuable upon exercise of a warrant to Stellantis Europe S.p.A., and (iv) 10,000,000 shares of Class A common stock issuable upon exercise of a warrant to Stellantis.

(3) The securities set forth in this row consist of: (i) 8,476,543 shares of our Class A common stock directly held by Adam Goldstein; and (ii) 27,895,804 shares of Class A common stock held directly by Capri Growth LLC, of which Adam Goldstein is the managing member.

(4) The securities reported in this row consist of: (i) 659,357 shares of our Class A common stock directly held by Mark Mesler; and (ii) 102,943 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2025.

(5) The securities reported in this row consist of: (i) 117,721 shares of our Class A common stock directly held by Priya Gupta; and (ii) 29,593 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2025.

(6) The securities reported in this row consist of: (i) 53,225 shares of our Class A common stock directly held by Eric Lentell; and (ii) 96,454 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2025.

(7) The securities reported in this row consist of: (i) 1,173,905 shares of our Class A common stock directly held by Tom Muniz, 105,179 of which are subject to a lapsing repurchase right as of March 31, 2025; and (ii) 160,308 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2025.

(8) The securities reported in this row consist of: (i) 262,673 shares of our Class A common stock directly held by Tosha Perkins; and (ii) 84,312 shares of Class A common stock underlying RSUs which shall vest and be settled for shares within 60 days following March 31, 2025.

(9) The securities reported in this row consist of: (i) 98,886 shares of our Class A common stock directly beneficially owned by Deborah Diaz; and (ii) 48,661 shares of Class A common stock underlying fully vested deferred RSUs.

(10) The securities reported in this row consist of: (i) 52,711 shares of our Class A common stock directly beneficially owned by Fred M. Diaz; and (ii) 48,661 shares of Class A common stock underlying fully vested deferred RSUs.

(11) The securities reported in this row consist of: (i) 387,477 shares of our Class A common stock directly beneficially owned by Oscar Munoz; and (ii) 54,003 shares of Class A common stock underlying fully vested deferred RSUs.

(12) The securities reported in this row consist of: (i) 128,041 shares of our Class A common stock directly beneficially owned by Maria Pinelli.

(13) The securities reported in this row consist of: (i) 1,162,183 shares of our Class A common stock beneficially owned by Achill Holdings LLC ("Achill"), of which Mr. Spellacy is the sole managing member and (ii) 1,046,937 shares of Class A common stock underlying warrants owned by Achill.

(14) This total includes the securities beneficially owned by all of the company's directors and executive officers, including, without limitation, the securities described in footnotes (3) through (13), including 105,179 shares of Class A common stock of which are subject to a lapsing repurchase right as of March 31, 2025. It also includes an additional: (i) 53,225 shares of our Class A common stock and (ii) 96,454 RSUs scheduled to vest within 60 days of March 31, 2025.





ARCHER AVIATION INC.
190 W. Tasman Drive
San Jose, California 95134

GENERAL INFORMATION

ANNUAL MEETING

Date and Time:	**Virtual Meeting Site:**
June 27, 2025	www.virtualshareholdermeeting.com/ACHR2025
12:00 p.m. Pacific Time	

The Record Date for the Annual Meeting is April 28, 2025. Only stockholders of record as of the close of business on this date are entitled to vote at the Annual Meeting.

You are invited to vote on the proposals described in this Proxy Statement because you were an Archer stockholder on the Record Date.

Archer is soliciting proxies for use at the Annual Meeting, including any postponements or adjournments thereof.

The Notice of Internet Availability of Proxy Materials and this Proxy Statement for the Annual Meeting and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 30, 2025. An annual report for Fiscal 2024 is available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

PROXY MATERIALS ARE AVAILABLE ON THE INTERNET
We are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and annual report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient, less costly, and helps in conserving natural resources.

RECORD DATE; QUORUM
Only holders of record of our Class A common stock at the close of business on Monday, April 28, 2025 (the "Record Date") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 549,010,297 shares of Class A common stock outstanding and entitled to vote. At the close of business on the Record Date, our directors and executive officers and their respective affiliates beneficially owned and were entitled to vote 40,460,717 shares of Class A common stock at the Annual Meeting, or approximately 7.4% of the combined voting power of all shares of our common stock of all classes issued and outstanding on the Record Date. For ten days prior to the Annual Meeting, a complete list of the stockholders entitled to vote at the Annual Meeting will be available for examination by any stockholder for any purpose relating to the Annual Meeting during ordinary business hours at our headquarters, at 190 W. Tasman Drive, San Jose, California 95134.



The holders of a majority of the voting power of the outstanding shares of our common stock entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote in person at the Annual Meeting or if you have properly submitted a proxy.

VOTING RIGHTS
In deciding all matters at the Annual Meeting, as of the close of business on the Record Date, each share of Class A common stock represents one vote. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, trustee, or other nominee. There are no dissenter or appraisal rights relating to the matters to be acted upon at the Annual Meeting.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, through the Internet or, if you request or receive paper proxy materials, by filling out and returning by U.S. mail a signed and dated proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee will provide voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares directly at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

BOARD RECOMMENDATIONS, REQUIRED VOTE AND EFFECTS OF ABSTENTIONS AND BROKER NON-VOTES
The following chart describes the proposals to be considered at the Annual Meeting, our Board's recommendations, the vote required for each of the proposals and the manner in which votes will be counted.

If you are a beneficial owner and do not provide specific voting instructions to your broker, bank or other nominee, the organization that holds your shares will not be authorized to vote your shares, which will result in "broker non-votes," on proposals other than the ratification of the appointment of PwC as our independent registered public accounting firm. Accordingly, we encourage you to vote promptly, even if you plan to attend the Annual Meeting.

None of our directors have any substantial interest in any matter to be acted upon except Proposal No. 1 with respect to the directors so nominated and, in the case of Ms. Pilarski, except Proposal No. 4. None of our executive officers have any substantial interest in any matter to be acted upon other than Proposal No. 3.

Proposal	Board Recommendation	Required Vote	Effect of Abstentions	Effect of Broker Non-Votes	Page
1. Election of directors named in this Proxy Statement	**For each director nominee**	Plurality	None	None	19
2. Ratification of the	**For**	Majority of	None	Broker has	27



appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025		votes cast		discretion to vote	
3. Approval, on a non-binding advisory basis, of the compensation of our named executive officers	**For**	Majority of votes cast	None	None	29
4. Approval of Class A Common Stock pursuant to the Stellantis Subscription Agreement	**For**	Majority of votes cast	None	None	30

VOTING INSTRUCTIONS; VOTING OF PROXIES

There are four ways to vote:

Online Prior to the Annual Meeting. You may vote by proxy by visiting proxyvote.com and entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card. The availability of online voting may depend on the voting procedures of the organization that holds your shares.

Online During the Annual Meeting. You may vote during the Annual Meeting by visiting www.virtualshareholdermeeting.com/ACHR2025, entering the control number found in your Notice of Internet Availability, voting instruction form, or proxy card, and following the on-screen instructions. The availability of online voting may depend on the voting procedures of the organization that holds your shares. The meeting webcast will begin promptly at 12:00 p.m. Pacific Time. Online access to the webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your system.

Phone. You may vote by proxy by calling the toll-free number found on your Notice of Internet Availability, voting instruction form, or proxy card. The availability of phone voting may depend on the voting procedures of the organization that holds your shares.

Mail. If you request printed copies of the proxy materials by mail, you will receive a proxy card or voting instruction form, and you may vote by proxy by filling out the card or form and returning it in the envelope provided.

All shares represented by valid proxies received prior to 8:59 p.m. Pacific Time / 11:59 p.m. Eastern Time on Thursday, June 26, 2025, will be voted and, where a stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the stockholder's instructions.

If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.



All proxies will be voted in accordance with the instructions specified on the signed proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all of your shares are voted, please follow the instructions included on each Notice of Internet Availability of Proxy Materials or proxy card and vote each Notice of Internet Availability of Proxy Materials or proxy card by telephone, through the Internet, or by mail. If you requested or received paper proxy materials and you intend to vote by mail, please complete, sign, and return each proxy card you received to ensure that all of your shares are voted.

CHANGING YOUR VOTE

You may revoke your proxy and change your vote at any time before the taking of the vote at the Annual Meeting.

– by signing and returning a new proxy card or voting instruction form dated as of a later date, in which case only your latest proxy card or voting instruction form received prior to the Annual Meeting will be counted;
– voting again by telephone or through the Internet; or
– attending virtually and voting during the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

PROXY SOLICITATION COSTS

The Company is paying the costs of the solicitation of proxies. We will pay for the entire cost of soliciting proxies for the Annual Meeting. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies.

VOTING RESULTS

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. Preliminary voting results will be announced at the Annual Meeting and final results will be published in a current report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

PARTICIPATING IN THE ANNUAL MEETING

To participate in the virtual meeting, visit www.virtualshareholdermeeting.com/ACHR2025 and enter the control number included on your proxy card or on the instructions that accompanied your proxy materials. Beneficial stockholders who do not have a control number may gain access to the meeting by logging into their broker, brokerage firm, bank, or other nominee's website and selecting the stockholder communications mailbox to link through to the meeting. Instructions should also be provided on the voting instruction card provided by your broker, bank, or other nominee.

As part of the Annual Meeting, we will hold a live Q&A session, during which we intend to answer appropriate questions submitted during the meeting and that relate to the matters to be voted on at the Annual Meeting. If you wish to submit germane questions prior to the Annual Meeting, please visit www.virtualshareholdermeeting.com/ACHR2025 and follow the instructions on your Notice of Internet Availability of Proxy Materials or proxy card. If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform at the link provided in the paragraph above, type your question into the "Ask a Question" field, and click "Submit." Our Annual Meeting, including the Q&A session, will be conducted in accordance with the "Rules of Conduct," which will be available on our Annual Meeting web portal. If your question is germane to the business of the Annual Meeting and properly submitted during the relevant portion of



the meeting agenda pursuant to the "Rules of Conduct," we will seek to respond to your question during the live webcast, subject to time constraints. To provide access to all stockholders, each stockholder will be limited to two questions, and if multiple questions are submitted on the same subject, we may consolidate them for a single response to avoid repetition. We reserve the right to exclude questions that are irrelevant to the proposals that are the subject of the Annual Meeting or irrelevant to the business of Archer, or derogatory or in bad taste; that relate to pending or threatened litigation; that are personal grievances; or that are otherwise inappropriate (as determined by the Secretary of the Annual Meeting). Only validated stockholders or proxy holders will be able to ask questions in the designated field on the web portal. A webcast replay of the Annual Meeting, including the Q&A Session, will be archived on the virtual meeting platform until the date of the 2025 annual meeting of stockholders.

If we experience technical difficulties during the meeting (*e.g.*, a temporary or prolonged power outage), we will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, we will promptly notify stockholders of the decision. If you encounter technical difficulties accessing our meeting or asking questions during the meeting, please contact the support line noted on the login page of the virtual meeting website.

OTHER MATTERS

As of the date of this proxy statement, there are no other matters the board of directors intends to present before the Annual Meeting and, so far as is known to our board of directors, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Stockholder Proposals for the Next Annual Meeting

Our amended and restated bylaws provide that, for stockholder nominations to our board of directors or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at Archer Aviation Inc., 190 W. Tasman Drive, San Jose, California 95134, Attn: Secretary.

To be timely for our 2026 annual meeting of stockholders, a stockholder's notice must be delivered to or mailed and received by our Secretary at our headquarters not earlier than 2:00 p.m. Pacific Time on Friday, February 27, 2026 and no later than 2:00 p.m. Pacific Time on Sunday, March 29, 2026. A stockholder's notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting the information required by our amended and restated bylaws, including the name and address of the nominee, as well as other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Exchange Act and the related rules and regulations under that section.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2026 annual meeting of stockholders must be received by us not later than December 31, 2025 in order to be considered for inclusion in our proxy materials for that meeting.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of the forms filed with the SEC and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in the fiscal year ended December 31, 2024, except for: (i) a Form 4 filed late on behalf of Michael Spellacy and (ii) a Form 4 filed late on behalf of Stellantis N.V.



Available Information

We will mail, without charge, upon written request, a copy of our annual report on Form 10-K for the year ended December 31, 2024, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

Archer Aviation Inc.
c/o Legal
190 W. Tasman Drive
San Jose, California 95134

The annual report is also available on our investor relations website at investors.archer.com under "SEC Filings" in the "Financials" section.

Electronic Delivery of Stockholder Communications

We encourage you to help us conserve natural resources, as well as significantly reduce printing and mailing costs, by signing up to receive your stockholder communications electronically via email. With electronic delivery, you will be notified via email as soon as future annual reports and proxy statements are available on the Internet, and you can submit your stockholder votes online. Electronic delivery can also eliminate duplicate mailings and reduce the amount of bulky paper documents you maintain in your personal files. To sign up for electronic delivery:

– **Registered Owner** (you hold our common stock in your own name at our transfer agent, Continental Stock Transfer & Trust Company, or you are in possession of stock certificates): visit https://continentalstock.com and log into your account to enroll.
– **Beneficial Owner** (you hold our common stock at a brokerage firm, a bank, a trustee, or a nominee): if you hold shares beneficially, please follow the instructions provided to you by your broker, bank, trustee, or nominee.

Your electronic delivery enrollment will be effective until you cancel it. Stockholders who are record owners of shares of our common stock may call Continental Stock Transfer & Trust Company, our transfer agent, by phone at (212) 509-4000, by e-mail at cstmail@continentalstock.com, or visit https://continentalstock.com with questions about electronic delivery.

Householding

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may receive a single copy of our annual report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are our stockholders will be "householding" our annual report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of annual report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by calling Broadridge at (866) 540-7095 or writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, our annual report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability



and, if applicable, annual report and other proxy materials, you may contact our Secretary in writing at 190 W. Tasman Drive, San Jose, California 95134, Attn: Secretary.

Any stockholders who share the same address and receive multiple copies of our Notice of Internet Availability or annual report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker, or other holder of record to request information about householding or our Secretary at the address or telephone number listed above.



INFORMATION INCORPORATED BY REFERENCE

We are incorporating by reference specified documents that we file with the SEC, which means that incorporated documents are considered part of this Proxy Statement. This document incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Information contained on our website, www.archer.com is not incorporated by reference in, and does not constitute part of, this Proxy Statement.

All documents that we file (but not those that we furnish) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement and before the date of the Annual Meeting are incorporated by reference in this Proxy Statement from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-39668

Archer Aviation Inc.

(Exact name of registrant as specified in its charter)

Delaware	**85-2730902**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
190 West Tasman Drive, San Jose, CA	**95134**
(Address of principal executive offices)	(Zip Code)

(650) 272-3233

Registrant's telephone number, including area code

N/A

(Former name, former address, and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ACHR	New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	ACHR WS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes   ☐ No ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2024, the last business date of the registrant's recently completed second fiscal quarter, was approximately $1.1 billion, based on the closing price reported for such date on the New York Stock Exchange.

As of February 21, 2025, the number of shares of the registrant's Class A common stock outstanding was 542,470,264. There were no shares of the registrant's Class B common stock outstanding as of the same date.

Documents Incorporated by Reference

Part III of this Form 10-K (the "Annual Report") incorporates by reference certain information from the Registrant's Definitive Proxy Statement ("Proxy Statement") relating to the 2025 Annual Meeting of Stockholders or an amendment to this report under cover of Form 10-K/A to be filed within 120 days of the end of its fiscal year ended December 31, 2024.

Archer Aviation Inc.
10-K
For the Fiscal Year Ended December 31, 2024

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements. All statements, other than statements of present or historical fact, included or incorporated by reference in this Annual Report regarding our future financial performance, as well as our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans, and objectives of management are forward-looking statements. When used in this Annual Report, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "seek," "should," "will," "would," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on information available as of the date of this Annual Report, and current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events. Accordingly, forward-looking statements in this Annual Report and in any document incorporated herein by reference should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include those described in Part I, Item 1A, "Risk Factors" in this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report and other documents we file from time to time with the Securities and Exchange Commission ("SEC") that disclose risks and uncertainties that may affect our business. Moreover, new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks and uncertainties, the future events and circumstances discussed in this Annual Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

As used herein, "Archer," the "Company," "Registrant," "we," "us," "our," and similar terms include Archer Aviation Inc. and its subsidiaries, unless the context indicates otherwise.

"Archer" and our other registered and common law trade names and trademarks of ours appearing in this Annual Report are our property. This Annual Report contains additional trade names and trademarks of other companies. We do not intend our use or display of other companies' trade names or trademarks to imply an endorsement or sponsorship of us by such companies, or any relationship with any of these companies.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Annual Report. You should carefully consider these risks and uncertainties when investing in our Class A common stock. Some of the principal risks and uncertainties include the following:

- We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.
- We are still developing our eVTOL aircraft, have not yet obtained governmental certification of our eVTOL aircraft under development and have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment in our securities.
- The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.
- We are in the early stages of developing our defense program and have not developed, and may be unable to develop a VTOL aircraft that meets the requirements of the defense industry, and we can provide no assurance that we will achieve some or any of the expected benefits of the program.
- The markets for our offerings are still in development, and if such markets do not materialize, or grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.
- Operation of aircraft involves a degree of inherent risk. We could suffer losses and adverse publicity stemming from any accident involving small aircraft, helicopters or charter flights and in particular from any accident involving eVTOL aircraft.
- Our aerial ride sharing operations will initially be concentrated in a small number of metropolitan areas, which makes our business particularly susceptible to infrastructure, economic, social, weather, regulatory conditions or other circumstances affecting these areas.
- We expect that the purchase agreements with Archer Direct customers could be subject to indexed price escalation clauses which would subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate.
- We are party to certain purchase agreements and other contract orders for our Midnight aircraft and the provision of related services that contain conditions with respect to the purchase of our aircraft or that require us to perform and provide certain deliverables. If the conditions to or performance obligations under such contracts are not met, or if such contracts are otherwise canceled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.
- Some of the contract orders for our Midnight aircraft are with U.S. government entities, which are subject to unique risks.
- Our business plan requires a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.
- Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.
- We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.
- We currently rely and will continue to rely on third-party partners to provide and store the parts and components required to manufacture our aircraft, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.
- We are or may be subject to risks associated with strategic relationships or other opportunities and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.
- Our business may be adversely affected by the current global political and macroeconomic challenges, including the effects of inflation, volatile interest rates or an economic downturn or recession.
- Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets and/or expand market segments.

- If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.
- Our ability to effectively compete and generate revenue from our products and services depends upon our ability to distinguish our products and services from our competitors and their products and services.
- Failure to comply with applicable laws and regulations relating to the aviation business in general and eVTOL aircraft specifically, could adversely affect our business and our financial condition.
- We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft, as well as our customer and other confidential data or proprietary information processed by us or third-party vendors.
- Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.
- The price of our Class A common stock and warrants may be volatile, and you could lose all or part of your investment as a result.

Part I

Item 1. Business

Overview

Headquartered in Silicon Valley, California, Archer is developing the technologies and aircraft to power the future of advanced aviation. We plan to provide customers with advanced aircraft and related technologies and services in the United States and internationally in both the commercial and defense sectors. We unveiled our first planned production aircraft, an electric vertical take-off and landing ("eVTOL") aircraft, Midnight, in November 2022. In December 2024, we launched Archer Defense, entering into a strategic partnership with Anduril Industries Inc. ("Anduril") to jointly develop a next-generation aircraft for defense applications. In December 2024, we completed construction of our high-volume aircraft manufacturing facility, ARC, located in Covington, Georgia. We plan to start our initial production of aircraft at this facility in the first half of 2025 and ramp our production there to support our commercialization efforts. We are first and foremost working to commercialize our Midnight aircraft which is intended to be used in air taxi operations in and around major cities around the world. To do so, we are working with aviation authorities, countries, cities, and strategic partners in select locations globally to obtain certification of our Midnight aircraft and build out urban air mobility ("UAM") networks that will utilize our Midnight aircraft in their operations. Our goal is to begin early commercial operations with our Midnight aircraft in Abu Dhabi in the United Arab Emirates ("UAE") and ramp our operations from there. In parallel, we plan to continue to advance the development of our aircraft for Archer Defense, as well as other technologies to support the future of advanced aviation.

Our Planned Lines of Business

By maintaining an innovative and disciplined approach to new product and service development, manufacturing, and commercialization we believe that we can deliver advanced aviation technologies and solutions that can service a broad range of industries and applications. We intend to operate in the following areas:

- *Commercial*: This is planned to consist of the sale of our commercial aircraft ("Archer Direct"), such as Midnight, to aircraft operators as well as technologies and services related thereto, including, commercial launch (i.e., certification, testing, training, demonstration, market survey and early trial operations), and maintenance and repair. In addition, we plan to provide direct-to-consumer aerial ride share services utilizing our aircraft and potentially others in select metropolitan areas around the world with consumers being able to book rides via an app-based platform ("Archer UAM").

- *Defense*: This is planned to consist of the sale of next-generation aircraft and related technologies for defense applications. Our initial product is intended to be a hybrid-propulsion, vertical take-off and landing ("VTOL") aircraft that we are jointly developing with Anduril. We have also been partnering with the Department of Defense ("DoD") since 2021 on a series of projects through the United States Air Force's ("USAF") AFWERX program with the goal of helping the AFWERX Agility Prime program assess the transformational potential of the vertical flight market and eVTOL technologies for DoD purposes. We continue to advance this partnership and deliver under the related contracts we have entered into with the USAF, which include the delivery of our Midnight aircraft to the USAF, the sharing of additional flight test data and certification related test reports, pilot training, and the development of maintenance and repair operations.

To date, we have not generated significant revenue from either of these planned areas. We will use our cash and cash equivalents for the foreseeable future as we continue to develop our commercial aircraft, defense aircraft, related technologies, manufacturing operations and work to commercialize our commercial and defense aircraft. The amount and timing of any future capital requirements will depend on many factors, including the pace and results of the design and development of our aircraft and manufacturing operations, as well as our progress in obtaining necessary aircraft certifications and other government approvals to begin commercial operations. For example, any significant delays in obtaining such certifications and other government approvals may require us to raise additional capital above our existing cash on hand and delay our generation of significant revenues.

Our Aircraft

Our Midnight aircraft is designed around our proprietary 12-tilt-6 distributed electric propulsion platform. Midnight is the evolution of our demonstrator aircraft, Maker, which we developed and used to validate its aircraft configuration and key enabling technologies. Midnight is designed to carry four passengers plus a pilot, bring an enhanced level of safety and deliver on a reduced level of noise as compared to traditional helicopters. Our Midnight aircraft is built around key advanced aviation technologies we have developed, including what we believe to be cutting-edge electric propulsion and flight control systems. We have paired those with systems and components sourced from leading aerospace suppliers many of which are already being used on certified aircraft today, with the goal of reducing Midnight's certification risk, as well as its development timelines and costs. The aircraft is purpose-built for its intended use case of air taxi operations in major cities across the globe, with its range and payload being optimized around back-to-back short distance trips of around 20-miles, with minimal charging time between trips. Our approach to designing Midnight focuses on combining high function and high emotion, with the goal of inspiring passengers to want to experience it, similar to the feeling that was evoked during the Golden Age of aviation in the 1950s.

We continue to work to optimize our Midnight aircraft design for both manufacturing and certification. The development of an eVTOL aircraft that meets our business requirements demands significant design and development efforts on all facets of the aircraft. We believe that by bringing together a mix of talent with eVTOL, traditional commercial aerospace, as well as electric propulsion backgrounds, we have built a team that enables us to move through the design, development, and certification of our eVTOL aircraft, thus helping us to achieve our end goal of bringing to market our eVTOL aircraft as efficiently as possible. We continue to work to certify Midnight with certain aviation authorities around the globe so that it can be used in our planned commercial operations as soon as possible.

Our aircraft under development for Archer Defense is planned to be a hybrid-propulsion, Midnight-like VTOL aircraft with both a low thermal and acoustic signature purpose built for next generation defense use cases. We are jointly developing this aircraft with Anduril. Our goal is to bring together our ability to rapidly develop advanced VTOL aircraft using existing commercial parts and supply chains and Anduril's deep expertise in artificial intelligence, missionization, and systems integration, to accelerate the speed to market for critical hybrid VTOL aircraft capabilities at a fraction of the cost of more traditional alternatives. To support this effort, we intend to invest in the development of our hybrid-propulsion platform, as well as in critical capabilities like the manufacturing of composites and battery cells needed for this aircraft and also potentially on our commercial aircraft.

Manufacturing Operations & Supply Chain Build-Out

We are in the process of developing the infrastructure necessary to manufacture our aircraft and propulsion systems reliably, at scale, and in a cost effective manner. That involves two main aspects: developing the necessary component supply chain and building out our manufacturing operations.

With regards to the sourcing of our components, a key aspect of our strategy has been to focus our internal component development efforts on only the key enabling technologies like our electric and hybrid propulsion systems, flight control software and composites. For those areas that are not differentiating technologies we aim to leverage the existing aerospace supply base to supply us with components many of which are already being used in certified aircraft today. We continued to mature our portfolio of suppliers that will provide us with components for the scaled manufacturing of our Midnight aircraft. We are dependent on the ability of a number of U.S. and non-U.S. suppliers and service providers to meet performance specifications, quality standards and delivery schedules at our targeted costs as we work towards developing and manufacturing, and ultimately commercialization of, our aircraft. The most important raw materials used by our suppliers in the manufacturing of the components for our aircraft Midnight include aluminum and composites.

With regards to our manufacturing operations, we currently have manufacturing facilities in Silicon Valley, California and Covington, Georgia. Our manufacturing facilities in Silicon Valley are being utilized to build certain of the initial Midnight aircraft used as part of our certification and early commercialization efforts, as well as the electric propulsion systems that are used in the Midnight aircraft and will be used in our production aircraft post-certification. Our manufacturing facility in Covington, ARC, is to be utilized for ramping manufacturing of our aircraft to a high rate. We completed construction of this facility in December 2024 and plan to begin manufacturing aircraft there in the first half of 2025 and ramp our production from there to support our commercialization efforts. This facility is a 350,000 square-foot facility that is designed to be capable of ramping up to support production of up to 650 aircraft per year. We have also designed that facility so that it can be expanded to approximately 900,000 square feet to support our longer-term production targets of over 2,000 aircraft per year. We are working to finalize our planned agreement with Stellantis N.V. ("Stellantis") pursuant to which they will serve as the contract manufacturer of our Midnight aircraft at ARC with the goal of helping us scale Midnight's manufacturing to 650 aircraft annually by 2030 through an obligation to cover manufacturing labor costs as well as certain capital expenditures. Pursuant to this planned arrangement, we expect to issue to Stellantis shares of our Class A common stock from time to time, with the number of such shares of Class A common stock to be based on the labor, capital expenditures and certain other costs incurred by Stellantis in connection with the contract manufacturing relationship. We expect that this facility will also be able to support the scaling of our defense aircraft that is under development.

Competition

The commercial aerospace and defense industries include many strong U.S. and international competitors. Key characteristics of the commercial aerospace and defense industry include long development cycles and intense competition. Key competitive factors in developing products and services for the commercial and defense industries include technological innovation, safety, performance, quality, reliability, performance, serviceability, and cost. In the defense industry specifically, it is typical to work on development programs in partnership with companies who may also be your competitors and involve a competitive bid process to be awarded a contract.

Furthermore, for us, competition within our planned commercial air taxi service will include competition with ground based alternatives, such as personal automobiles and ride-sharing services, as well as existing aircraft and helicopter charter services. The market for these services is intensely competitive and characterized by rapid changes in technology, shifting levels of demand and frequent introduction of new services and offerings. Key competitive factors include safety, trip duration, technology, overall user experience, and cost.

Our goal in the commercial area is to differentiate ourselves by delivering aircraft, and related technologies and services that deliver superior design and performance, safety, reliability and quality. Our goal in the defense area is to differentiate ourselves by delivering aircraft and related technologies and services that accelerate the time to market for critical advanced aviation technologies at a fraction of the cost of more traditional alternatives. For additional information about competition, see "Risk Factors" in Item 1A of this Annual Report.

Government Regulation and Compliance

Globally, our commercial aircraft will be required to comply with regulations governing aircraft design, production and airworthiness. In the United States, the regulations are put forth by the Federal Aviation Administration ("FAA") and Department of Transportation ("DOT"). Outside the United States, similar requirements are generally administered by the national civil aviation and transportation authorities of each country. We continue to focus our efforts on obtaining certification from the FAA of our aircraft in the United States, the General Civil Aviation Authority ("GCAA") of the UAE and engaging with key decision makers in the initial cities in the United States and UAE which we plan to operate our aircraft. We also work with similar government authorities in the other international markets where we are targeting commercialization.

The following describes the key certifications necessary for us to design, manufacture, sell and operate our aircraft in the United States:

- Designing our aircraft: Type certification in the United States is the FAA's approval process for new aircraft designs and covers the design of the aircraft and all required components and parts. Our initial aircraft type certification will be required to meet the criteria set forth by the FAA through a "special class" definition under 14 CFR Part 21.17(b). In May 2024, the FAA published the Final Rule with the final airworthiness criteria for our Midnight aircraft and in June 2024, we then finalized our certification basis with the FAA. We are continuing to work with the FAA to agree on the Means of Compliance with the FAA, which is the detailed list of design, analysis and testing standards that will be used to demonstrate that the aircraft is safe and complies with the Airworthiness Criteria. We initially submitted a comprehensive proposal for Midnight's Means of Compliance to the FAA back in December of 2021. We are continuing to work with the FAA to close out our remaining Means of Compliance with the FAA publication of our final rule Airworthiness Criteria and we do not see any significant design risks with the remaining Means of Compliance areas that have not yet been agreed to. Lastly, we are also working with the FAA to review and provide final acceptance of our subject specific certification plans ("SSCPs"). SSCPs provide precise detail on each of the specific tests and analyses that will be completed during the implementation phase of our Type Certification program, in which we actually demonstrate to the FAA that Midnight meets all relevant FAA requirements necessary to receive Type Certification.

- Producing our aircraft: Production certification is the FAA's approval for us to be able to manufacture our Midnight aircraft as approved by the FAA per the Type Certified design. To obtain production certification from the FAA, we must demonstrate that our organization and our personnel, facilities, and quality system can produce our aircraft such that they conform to its approved design. As discussed above, we are working to develop the systems and processes we will need to obtain our FAA production certification with the goal of obtaining such certification shortly following receipt of Midnight's Type Certification approval.

- Selling our aircraft: Production certification is the FAA's approval for us to be able to manufacture our Midnight aircraft as approved by the FAA per the Type Certified design. To obtain production certification from the FAA, we must demonstrate that our organization and our personnel, facilities, and quality system can produce our aircraft such that they conform to its approved design. As discussed above, we are working to develop the systems and processes we will need to obtain our FAA production certification with the goal of obtaining such certification shortly following receipt of Midnight's Type Certification approval.

- Operating our UAM service: The FAA and the DOT have primary regulatory authority over air transportation operations in the United States. To operate our UAM service, we are required to hold a Part 135 Air Carrier and Operator Certificate and register as an air taxi operator with the DOT. In 2024, we obtained our Part 135 Air Carrier and Operator Certificate from the FAA, which allows us to begin operating aircraft commercially to refine our systems and procedures in advance of launching Midnight into commercial service. In February 2024, we received our Part 145 Repair Station Certificate, which lays the foundation for us to operate repair stations that perform maintenance, repair and overhaul services on our aircraft and we received our Part 141 Certificate which enables us to train and qualify pilots in our training academy. We expect that as we build out our UAM service there will be additional federal, state and local laws, regulations and other requirements that will cover our operations. For example, take-off and landing locations (e.g., airports and heliports) typically require state and local approval for zoning and land use and their ongoing use are subject to regulations by local authorities in addition to the FAA requirements. Therefore, we have already begun, and will continue to grow, our engagement and collaboration with the cities in which we intend to operate our UAM service in an effort to ensure that it operates in a safe manner.

We believe we are in material compliance with laws and regulations currently applicable to our business. We continue to monitor existing and pending laws and regulations and while the impact of regulatory changes cannot be predicted with certainty, we do not expect compliance to have a material adverse effect on our business. See Part I, Item 1A, "Risk Factors" in this Annual Report for a more comprehensive description of risks related to government regulation affecting our business.

Facilities

We are currently headquartered in Silicon Valley, California with additional offices, research and development facilities, and flight test facilities in the San Francisco Bay Area and Salinas, California. We have manufacturing facilities in both Silicon Valley, California and Covington, Georgia.

Our Employees and Human Capital

Our strategy has been and continues to be to hire top talent across various disciplines to build the best products and deliver the best services possible. We believe we have assembled a world-class team with extensive experience across the key engineering and manufacturing disciplines, including, in aerodynamics, electric propulsion, batteries, and flight controls, as well as key personnel necessary to help us ensure that we progress efficiently through the certification of our aircraft and towards the operation of our commercial business. The fabric of this team is that we are curious, talented, and passionate people. We embrace collaboration and creativity and encourage the iteration of ideas to address the complex challenges our industry faces. We believe our team and culture differentiates us versus our competitors and will be a key driver of our long-term success.

Because we recognize that our people are critical for our continued success, we work hard to create an environment where employees can have fulfilling careers, and be happy, healthy, and productive. Furthermore, we are committed to making safety a part of everything we do. Our approach to safety is a part of every aspect of our company, from design and engineering to our manufacturing, flight test, and aircraft operations. We are committed to not just meeting, but exceeding, the rigorous safety standards of our industry. We work hard to foster a robust employee safety culture that emphasizes accountability and transparency. The safety culture we want at Archer is focused on the following key principles:

- Safety is a part of our ethical responsibility to our employees, customers, and the communities in which we do business
- Safety is essential to our success, and therefore we must not leave safety questions unanswered, we must work to address risks when they are discovered
- Safety cannot be delegated, all Archer's must take personal responsibility for fostering the safety culture at Archer

As of December 31, 2024, we had a workforce of 1,148 people, including 774 full-time employees and 374 contingent workers. We have not experienced any work stoppages and generally consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures and contractual terms to protect our proprietary technology and our brand. We have registered and applied for the registration of U.S. and international trademarks, service marks and domain names. We have also filed patent applications in the United States and foreign countries covering certain of our technology. In general, our issued patents expire between 2040 and 2045.

Business Combination

We went public through a de-SPAC transaction in September 2021 as a result of the merger agreement that was entered into in February 2021 (the "Business Combination Agreement") by Archer Aviation Inc., a Delaware corporation (that existed prior to the closing of the Business Combination (as defined below), "Legacy Archer"), Atlas Crest Investment Corp., a Delaware Corporation ("Atlas") and Artemis Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Atlas ("Merger Sub"). Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Archer and Atlas was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer surviving the merger as a wholly-owned subsidiary of Atlas (collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). Following the consummation of the Business Combination on September 16, 2021, Legacy Archer changed its name to Archer Aviation Operating Corp., and Atlas changed its name to Archer Aviation Inc. and it became the successor registrant with the Securities and Exchange Commission ("SEC"). Our Class A common stock and public warrants are listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively. Our Class A common stock and public warrants are listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively.

Available Information

Our website is located at www.archer.com and our investor relations website is located at investors.archer.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and our Proxy Statements, and any amendments to these reports, are and will be available through our investor relations website, free of charge, after we file them with the SEC.

Further, corporate governance information, including our amended and restated certificate of incorporation, amended and restated bylaws, corporate governance guidelines, board committee charters, and code of business conduct and ethics, and other policies, are also available on our investor relations website under the heading "Governance Documents."

The live webcasts and replays of our earnings calls are made available via our investor relations website. Our investor relations website also provides notifications of news or announcements regarding our financial performance and certain other news and information that may be material or of interest to our investors, including SEC filings, investor events, press and earnings releases. We use the following, as well as other social media channels, to disclose public investors, the media and others:

- our website (www.archer.com);
- Facebook account (https://www.facebook.com/FlyArcher);
- X (@ArcherAviation and @adamgoldstein13);
- LinkedIn (https://www.linkedin.com/company/flyarcher and https://www.linkedin.com/in/adam-goldstein-7b662121/);
- Instagram (https://www.instagram.com/flyarcher/ and https://www.instagram.com/adamgoldstein.archer/) and
- YouTube (https://www.youtube.com/c/ArcherAviation).

Our officers may use similar social media channels to disclose public information. It is possible that certain information we or our officers post on our website and on social media could be deemed material, and we encourage investors, the media and others interested in Archer to review the business and financial information we or our officers post on our website and on the social media channels identified above. The information on our website and those social media channels is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors

Investing in our securities involves risks. You should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report, including Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before deciding whether to purchase any of our securities. Our business, results of operations, financial condition, and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of these risks actually occur, our business, results of operations, financial condition, and prospects could be materially and adversely affected. Unless otherwise indicated, references in these risk factors to our business being harmed will include harm to our business, reputation, brand, financial condition, results of operations, and prospects. In any such event, the market price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

We are an early-stage company with a history of losses, and we expect to incur significant expenses and continuing losses for the foreseeable future.

As of December 31, 2024, we incurred a net loss of $536.8 million, and we have incurred a net loss of approximately $1.7 billion since inception. We believe that we will continue to incur operating and net losses each quarter until at least the time we begin generating significant revenues from our planned lines of business. Even if we are able to successfully launch our planned lines of business, there can be no assurance that such lines of business will be financially viable.

We expect the rate at which we will incur losses could be significantly higher in future periods as we:

- continue to design, develop, manufacture, certify and market our aircraft;

- continue to design and develop UAM networks;

- initiate and develop our new defense program;

- continue to utilize third parties to assist us with the design, development, manufacturing, certification and marketing of our aircraft and UAM network;

- continue to attract, retain and motivate talented employees;

- expand our aircraft manufacturing capabilities, including costs associated with the manufacturing of our aircraft;

- build up inventories of parts and components for our aircraft;

- manufacture an inventory of our aircraft;

- expand our design, development and servicing capabilities;

- increase our sales and marketing activities and develop our distribution infrastructure;

- work with third-party partners to develop pilot training programs; and

- increase our general and administrative functions to support our growing operations and operations as a public company.

Because we expect to incur the costs and expenses from these efforts before we receive any significant revenues with respect thereto, our losses in future periods are expected to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in the revenues we expect, which could further increase our losses.

We are still developing our eVTOL aircraft, have not yet obtained governmental certification of our eVTOL aircraft under development and have yet to manufacture or deliver any aircraft to customers, which makes evaluating our business and future prospects difficult and increases the risk of investment in our securities.

We were incorporated in October 2018 and have a limited operating history in designing, developing, and working to certify an eVTOL aircraft. Our eVTOL aircraft is in the development stage and we are still working with the FAA in the U.S. and equivalent government authorities in certain other countries in an attempt to obtain type certification of our eVTOL aircraft. While we have received our Part 135 Air Carrier Certificate in the U.S. from the FAA and anticipate being able to obtain the remaining required authorizations and certifications, we may be unable to do so on our projected timeline or at all. As an organization, we have no experience in volume manufacturing of aircraft. Some of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. As a result, those competitors may be able to devote greater resources to the development of their current and future technologies, the promotion and sale of their offerings, and/or offer their technologies at lower prices. In particular, our competitors may be able to receive type, production or airworthiness certification from the FAA covering their eVTOL aircraft prior to us receiving such certifications. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country from which we may not be able to benefit.

We cannot assure you that we or our partners will be able to develop manufacturing and supply chain capabilities that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully commercialize our aircraft. You should consider our business and prospects in light of the risks and significant challenges we face as a new entrant into a new industry, including, among other things, with respect to our ability to:

- design and manufacture safe, reliable and quality aircraft on an ongoing basis;

- obtain the necessary regulatory approvals in a timely manner, including receipt of FAA certifications covering our aircraft and, in turn, any other government approvals necessary for manufacturing, marketing, selling and operating UAM networks or selling our aircraft, or for operating our defense program;

- build a well-recognized and respected brand;

- establish and expand our customer base;

- successfully market not just our aircraft but also the other services we intend to provide, such as aerial ride sharing services;

- successfully service our aircraft after sales and maintain a good flow of spare parts and customer goodwill;

- improve and maintain our operational efficiency;

- successfully execute our manufacturing and production model and maintain a reliable, secure, and scalable technology infrastructure;

- predict our future revenues and appropriately budget for our expenses;

- attract, retain and motivate talented employees;

- anticipate trends that may emerge and affect our business;

- anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape; and

- navigate an evolving and complex global regulatory environment.

If we fail to adequately address any or all of these risks and challenges, our business may be harmed.

Our business plan requires a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We expect our capital expenditures and operating expenses to continue to be significant in the foreseeable future as we develop our aircraft and business, and that our level of capital expenditures and operating expenses will be significantly affected by the aircraft development and certification process as well as subsequent customer demand for our aircraft. We believe our current cash and cash equivalents and other sources of liquidity, including borrowings under our Credit Agreement, will be sufficient to fund our current operating plan for at least the next 12 months. However, we expect that over the coming years we will continue to make significant investments in our business, including development of our aircraft and related technologies, ramping up manufacturing, building out our UAM networks, development of our defense program, and investments in our brand.

Our investments and expenses may be greater than currently anticipated or there may be investments or expenses that are unforeseen, and we may not succeed in acquiring sufficient capital to offset these expenses and achieve significant revenue generation. We have a limited operating history and no historical data on the demand for our planned commercial and defense areas of our business. As a result, our future capital requirements are difficult to predict and our actual capital requirements may be different from those we currently anticipate. We may need to seek equity or debt financing to finance a portion of our future capital requirements. Such financing might not be available to us when needed or on terms that are acceptable, or at all.

Our ability to obtain the necessary capital to carry out our business plan is subject to a number of factors, including general economic and market conditions, as well as investor sentiment regarding our planned business. These factors may make the timing, amount, terms and conditions of any such financing unattractive or unavailable to us. The current macroeconomic environment may increase our cost of financing or make it more difficult to raise additional capital on favorable terms, if at all. If we are unable to raise sufficient capital, we may have to significantly reduce our spending and/or delay or cancel our planned activities. We might not be able to obtain any financing, and we might not have sufficient capital to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If any of our counterparties to our financial instruments, including funds held in uninsured deposit accounts, credit agreements, letters of credit and certain other financial instruments, are impacted by liquidity issues and placed into receivership, we may be unable to access such funds. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

In addition, our future capital needs and other business needs or plans could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

If we cannot raise additional capital when we need or want to, our operations and prospects could be negatively affected.

The markets for our offerings are still in development, and if such markets do not materialize, or grow more slowly than we expect or fail to grow as large as we expect, our business, financial condition and results of operations could be harmed.

The markets for eVTOL aircraft are still in development, and our success in these markets is dependent upon our ability to effectively design, develop, and certify eVTOL aircraft and to market and gain traction of air UAM as a substitute for existing methods of transportation, as well as the effectiveness of our other marketing and growth strategies. If the public, or in the case of our defense program, government entities, do not perceive eVTOL aircraft/UAM as beneficial or choose not to adopt eVTOL aircraft/UAM as a result of concerns regarding safety, noise, affordability or for other reasons, then the market for our offerings may not materialize, may develop more slowly than we expect or may not achieve the growth potential we expect, any of which could harm our business, financial condition and results of operations.

Growth of our business will require significant investments in our infrastructure, technology, and sales and marketing efforts. If our business does not have sufficient capital required to support these investments, our results of operations will be negatively affected. Further, our ability to effectively manage growth and expansion of our operations will also require us to enhance our operational systems, internal controls and infrastructure, human resources policies and reporting systems. These enhancements will require significant capital expenditures and allocation of valuable management and employee resources.

The eVTOL aircraft industry may not continue to develop, eVTOL aircraft may not be adopted by the market, eVTOL aircraft may not be certified by government authorities or eVTOL aircraft may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we must continue to further develop and rely on our commercial and defense program customers to adopt. However, before eVTOL aircraft can fly passengers, we must receive requisite certifications and approvals from applicable governmental authorities. There are currently no eVTOL aircraft certified by the FAA for commercial operations in the United States, and there can be no assurance that our design, development and certification efforts will result in our receiving FAA certification of our aircraft. In order to achieve FAA certification, the performance, reliability and safety of eVTOL aircraft must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate commercial use of our aircraft, or that we will experience delays in receiving one or more of these certifications. Even if our eVTOL aircraft receive type certification, production certification, and airworthiness certification, eVTOL aircraft operators must conform eVTOL aircraft to their operational licenses, which requires FAA approval, and individual pilots also must be licensed and approved by the FAA to fly eVTOL aircraft, which could contribute to delays in any widespread use of eVTOL aircraft and potentially limit the number of eVTOL aircraft operators available to purchase aircraft from or partner with us.

Additional challenges to the adoption of our aircraft, technologies and related services, all of which are outside of our control, include:

- market acceptance of eVTOL aircraft;

- state, federal or municipal regulatory and licensing requirements for our eVTOL aircraft and UAM network operations;

- necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and

- public perception regarding the safety of eVTOL aircraft.

There are a number of existing laws, regulations and standards that may apply to eVTOL aircraft, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically, such as the operational regulations, or Special Federal Aviation Regulation ("SFAR"), adopted by the FAA in October 2024, could delay our ability to commercially launch our eVTOL aircraft and UAM network. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA type certification for our aircraft. Further, we have designed our aircraft to be certified under the current FAA regulatory framework. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of our aircraft to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing our aircraft and launching UAM services, which could adversely affect our prospects, business, financial condition and results of operations.

In addition, there can be no assurance that the market will accept eVTOL aircraft, that we will be able to execute on our business strategy, or that our offerings utilizing eVTOL aircraft will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

Our future success depends on the continuing efforts of our key personnel and on our ability to attract and retain highly skilled personnel and senior management.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. In particular, we are highly dependent on the contributions of Adam Goldstein, our founder and CEO, as well as other members of our management team. The loss of any key personnel could make it more difficult to achieve our business plans. Although we have generally entered into employment offer letters with our key personnel, these letters have no specific duration and provide for at-will employment, which means our key personnel may terminate their employment relationship with us at any time.

Compensation packages for highly skilled personnel have increased over time and will likely continue to increase, and competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area market where our headquarters is located, and we may incur significant costs to attract and retain our personnel. We may not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. In addition, job candidates and existing personnel often consider the value of the equity awards they receive in connection with their service. If the perceived value of our equity or equity awards declines, it may adversely affect our ability to retain highly skilled personnel. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, operating results, financial condition and future growth prospects could be harmed.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our business grows as planned, of which there can be no assurance, we will need to expand our sales, marketing, operations, and the number of partners with whom we do business. Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of personnel. These difficulties may result in the erosion of our brand image, divert the attention of management and key personnel and impact financial and operational results. The continued expansion of our business may also require additional office space for administrative support. If we are unable to drive commensurate growth, these costs, which include lease commitments, marketing costs and headcount, could result in decreased margins, which could have an adverse effect on our business, financial condition and results of operations.

Operation of aircraft involves a degree of inherent risk. We could suffer losses and adverse publicity stemming from any accident involving small aircraft, helicopters or charter flights and in particular from any accident involving eVTOL aircraft.

The operation of aircraft is subject to various risks, and demand for air transportation, including our UAM offerings and defense program, has and may in the future be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our eVTOL aircraft or third-party eVTOL aircraft. Air transportation hazards, such as adverse weather conditions and fire and mechanical failures, may result in death or injury to personnel and passengers, which could impact client or passenger confidence in a particular aircraft type or the air transportation services industry as a whole and could lead to a reduction in passenger volume, particularly if such accidents or disasters were due to a safety fault. Safety statistics for air travel are reported by multiple parties, including the DOT and National Transportation Safety Board, and are often separated into categories of transportation. Because our UAM offerings and defense program may include a variety of transportation methods, fliers may have a hard time determining how safe eVTOL aircraft and UAM services are and their confidence in eVTOL aircraft and UAM may be impacted by, among other things, the classification of accidents in ways that reflect poorly on eVTOL aircraft and UAM services, including the transportation methods UAM services utilize.

We believe that safety and reliability are two of the primary attributes our potential customers consider when selecting air transportation services. Any failure by us to maintain standards of safety and reliability that are satisfactory to fliers could adversely impact our ability to attract and retain customers. We are at risk of adverse publicity stemming from any public incident involving us, our people or our brand. Such an incident could involve the actual or alleged behavior of our employees, contractors, or partners. Further, if our eVTOL aircraft, whether operated by us or a third party, were to be involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our eVTOL aircraft or eVTOL aircraft generally could create an adverse public perception, which could harm our reputation, result in air travelers being reluctant to use our services, and adversely impact our business, results of operations and financial condition. If we or one of our third-party aircraft operators were to suffer an accident or lose the ability to fly certain aircraft due to safety concerns or investigations, we or such operators may be required to cancel or delay certain flights until replacement aircraft and personnel are obtained.

Our operations may also be negatively impacted by accidents or other safety-related events or investigations that occur in or near the take-off and landing infrastructure we plan to utilize for our UAM services. For example, if an accident were to occur at a heliport we rely on for certain flights in the future (assuming we are granted government operating authority to do so), we may be unable to fly into or out of that heliport until the accident has been cleared, any damage to the facilities have been repaired and any insurance, regulatory or other investigations have been completed.

Additionally, the battery packs in our aircraft are expected to use lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have taken measures to enhance the safety of our electric propulsion system, a field or testing failure of our aircraft could occur in the future, which could subject us to lawsuits, product recalls, or redesign efforts, any of which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for aerospace applications or any future incident involving lithium-ion cells such as an aircraft or other fire, even if such incident does not involve our aircraft, could seriously harm our business.

From time to time, we are expected to store varying amounts of lithium-ion cells at our facilities. In addition, our manufacturing partners and suppliers are expected to store a significant number of lithium-ion cells at their facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities or our manufacturers. A safety issue or fire related to the cells could disrupt operations or cause manufacturing delays. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any such failure of a competitor's eVTOL aircraft may cause indirect adverse publicity for us and our aircraft. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We currently rely and will continue to rely on third-party partners to provide and store the parts and components required to manufacture our aircraft, and to supply critical components and systems, which exposes us to a number of risks and uncertainties outside our control.

We are substantially reliant on our relationships with our suppliers and service providers for the parts and components in our aircraft. If any of these suppliers or service partners were unable to meet our demand for any reason, including as a result of supply chain constraints; quality control problems; natural or man-made disasters (including events related to climate change); import/export restrictions, such as new, expanded or retaliatory tariffs, sanctions, quotas or trade barriers (including recent U.S. tariffs imposed or threatened to be imposed on China, Canada and Mexico and other countries and any retaliatory actions taken by such countries); financial issues, or if they choose to not do business with us, we would have significant difficulty in procuring and producing our aircraft, and our business prospects would be significantly harmed. These disruptions would negatively impact our certification timeline, timing and amount of revenues, competitive position and reputation. In addition, our suppliers or service providers may rely on certain tax incentives that may be subject to change or elimination in the future, which could result in additional costs and delays in production if a new manufacturing site must be obtained. Further, if we are unable to successfully manage our relationship with our suppliers or service providers, the quality and availability of our aircraft may be harmed. Our suppliers or service providers could, under some circumstances, decline to accept new purchase orders from or otherwise reduce their business with us. If our suppliers or service providers stopped manufacturing our aircraft components for any reason or reduced manufacturing capacity, we may be unable to replace the lost manufacturing capacity on a timely and comparatively cost-effective basis, which would adversely impact our operations.

The manufacturing facilities of our suppliers or service providers and the equipment used to manufacture the components for our aircraft would be costly to replace and could require substantial lead time to replace and qualify for use. The inability to manufacture our aircraft components or the backlog that could develop if the manufacturing facilities of our suppliers or service providers are inoperable for even a short period of time may result in a delay in our certification timeline, as well as the loss of customers or harm to our reputation.

We do not control our suppliers or service providers or such parties' labor and other legal compliance practices, including their environmental, health and safety practices. If our current suppliers or service providers, or any other suppliers or service providers which we may use in the future, violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We are or may be subject to risks associated with strategic relationships or other opportunities and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into strategic relationships, and may in the future enter into additional strategic relationships or joint ventures or minority equity investments, in each case with various third parties for the production or operation of our aircraft as well as with other collaborators with capabilities on data and analytics and engineering, including our previously announced partnership with Anduril to jointly develop a next generation aircraft for military applications and our proposed contract manufacturing relationship with Stellantis. We have also entered into agreements with potential partners in a number of international markets to establish operations in these markets. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third-party and increased expenses in establishing new strategic relationships, any of which may adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffer negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there can be no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be adversely affected.

When appropriate opportunities arise, we may acquire or license additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions or licenses and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions or licenses and the subsequent integration of new assets and businesses into our own would likely require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired or licensed assets or businesses may not generate the financial results we expect. Acquisitions or licenses could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are party to certain purchase agreements and other contract orders for our Midnight aircraft and the provision of related services that contain conditions with respect to the purchase of our aircraft or that require us to perform and provide certain deliverables. If the conditions to or performance obligations under such contracts are not met, or if such contracts are otherwise canceled, modified or delayed, our prospects, results of operations, liquidity and cash flow will be harmed.

We are party to certain purchase agreements, including the United Purchase Agreement (as defined below), as well as other contract orders for our Midnight aircraft and the provision of related services, including with the USAF (the "USAF Contracts"), that contain conditions with respect to the purchase of our aircraft or that require us to perform and deliver certain test, certificates and other services. Payment obligations under the agreement with United for the conditional purchase of up to $1.0 billion worth of aircraft, with an option for another $500.0 million worth of aircraft (as amended, the "United Purchase Agreement"), for example, are conditioned upon, among other things, us receiving certification of our aircraft by the FAA and further negotiation and reaching mutual agreement on certain material terms, such as aircraft specifications, warranties, usage and transfer of the aircraft, performance guarantees, delivery periods, most favored nation provisions, the type and extent of assistance to be provided by United Airlines Inc. ("United") in obtaining certification of the aircraft for its intended use, territorial restrictions, rights to jointly developed intellectual property, escalation adjustments and other matters. The obligations of United to consummate an order pursuant to the United Purchase Agreement will arise only after all such material terms are agreed by the parties. Payment obligations under the USAF Contracts are predicated upon, among other things, our ability to complete the design, development and ground test of our Midnight aircraft, our delivery of certain test reports and certificates, the receipt of an FAA Airworthiness Certificate, the development of pilot and maintenance training workshops, the completion of flight tests and the delivery of a certain number of our Midnight production aircraft. The obligations of the USAF to provide funding will arise only after a particular deliverable has been received and accepted by the USAF. Further, with respect to the United Purchase Agreement, in addition to other termination rights set forth in the United Purchase Agreement and the Collaboration Agreement with United (the "United Collaboration Agreement"), if the parties do not agree on such material terms, either party will have the right to terminate the agreements if such party determines in its discretion that it is not likely that such material terms will be agreed in a manner that is consistent with such party's business and operational interests (as those interests may change from time to time). The USAF Contracts may be terminated by the USAF upon advanced written notice, and may also be subject to stop orders issued by the USAF. If the United Purchase Agreement, the USAF Contracts or any future purchase agreements or contracts are canceled, modified or delayed, or otherwise not consummated, or if we are otherwise unable to convert our strategic relationships or collaborations into revenue, our prospects, results of operations, liquidity and cash flow will be affected.

We are in the early stages of developing our defense program and have not developed, and may be unable to develop a VTOL aircraft that meets the requirements of the defense industry, and we can provide no assurance that we will achieve some or any of the expected benefits of the program.

Our defense program is in its early stages and we have not previously developed our aircraft to meet the requirements of the defense industry. The success of our defense program and related aircraft depends on a number of factors including, among other things, anticipating and effectively addressing demands and requirements of the defense industry; timely and successful research and development; appropriate pricing strategies; effective forecasting and management of product demand, purchase commitments, and inventory levels, including relating to the U.S. government budgetary considerations; effective management of manufacturing and supply costs; and the quality of or any defects in our aircraft. Any impact to the overall success of our defense program would also impact our ability to realize the anticipated benefits of the program.

Unanticipated problems in developing aircraft for our defense program could also divert substantial research and development and other resources, which may impair our ability to develop new aircraft, or enhancements of existing aircraft, and could substantially increase our costs. Problems in the design or quality of our aircraft may also have an adverse effect on our business, financial condition, and operating results.

Accordingly, if we fail to successfully manage our defense program, including the development, manufacturing, and marketing our defense-related aircraft, we may incur higher than expected costs, weaker than anticipated demand for our defense program and aircraft, and changes in demand for existing aircraft, and our business, financial condition, and operating results could be harmed.

Some of the contract orders for our Midnight aircraft are with U.S. government entities, which are subject to unique risks.

We have purchase agreements with the USAF, a U.S. governmental organization, and may enter into contracts with other governmental organizations in the future. Sales to governmental organizations are subject to a number of challenges and risks that may adversely affect our business and operating results, including the following risks:

- new regulations, or changes to existing regulations, could result in increased compliance costs, and we could be subject to withheld payments and/or reduced future business if we fail to comply with new or existing requirements in the future;

- government demand and payment for our aircraft may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our aircraft, including as a result of sudden, unforeseen and disruptive events such as government shut downs, governmental defaults on indebtedness, competing priorities of a new administration, war, regional geopolitical conflicts around the world, incidents of terrorism, natural disasters, and public health concerns or epidemics;

- governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our aircraft, which would adversely impact our revenue and operating results, or institute fines or civil or criminal liability if an investigation, audit, or other review, were to uncover improper or illegal activities;

- governments may require certain products to be manufactured, produced, or offered solely in their country or in other relatively high-cost locations, and we may not produce or offer all products in locations that meet these requirements, affecting our ability to sell these products to governmental agencies; and

- refusal to grant certain certifications or clearance by one government agency, or decision by one government agency that our products do not meet certain standards, may cause reputational harm and cause concern with other government agencies.

The occurrence of any of the foregoing could cause governmental organizations to delay or refrain from purchasing our aircraft in the future or otherwise adversely affect our business and operating results.

Failure to comply with the covenants in our Credit Agreement could result in our inability to borrow additional funds and adversely impact our business.

Our Credit Agreement with Synovus Bank imposes numerous financial and other restrictive covenants on our operations, including covenants relating to our liquidity. As of December 31, 2024, we were in compliance with the covenants imposed by the Credit Agreement. If we violate these or any other covenants, any loan under the Credit Agreement could become due and payable prior to their stated maturity dates, and Synovus Bank could proceed against the collateral in our collateral account and our ability to borrow funds under the Credit Agreement in the future may be restricted or eliminated. These restrictions may also limit our ability to borrow additional funds and pursue other business opportunities or strategies that we would otherwise consider to be in our best interests.

Our business may be adversely affected by the current global political and macroeconomic challenges, including the effects of inflation, volatile interest rates or an economic downturn or recession.

Current global political and macroeconomic conditions and the effects thereof, including inflation, volatile interest rates, changes in trade agreements or regulations, tariffs, uncertainty with respect to the federal budget and federal debt ceiling and potential government shutdowns related thereto, actual or perceived instability in the global banking sector, the war in Ukraine and conflicts in the Middle East, supply chain issues, and any economic downturn or recession in certain regions or worldwide have, and may continue to, adversely affect our business, financial condition and results of operations. The existence of inflation in certain economies has resulted in, and may continue to result in, volatile interest rates and capital costs, supply shortages, increased costs of labor, components, manufacturing and shipping, as well as weakening exchange rates and other similar effects. As a result, we have experienced and may continue to experience cost increases. Although we take measures to mitigate the effects of macroeconomic challenges, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a delay between the adverse effect of macroeconomic conditions and the timing of when those beneficial actions impact our results of operations.

Our aerial ride sharing operations will initially be concentrated in a small number of metropolitan areas, which makes our business particularly susceptible to infrastructure, economic, social, weather, regulatory conditions or other circumstances affecting these areas.

We expect to initially launch our aerial ride sharing offering in limited jurisdictions subject to receipt of the necessary approvals. Accordingly, our business and results of operations are particularly susceptible to adverse infrastructure, economic, social, weather, regulatory, and other conditions in these markets. As a result of our geographic concentration, our business and financial results relating to our aerial ride sharing operations will be particularly susceptible to the impacts of these conditions or other circumstances in each of these metropolitan areas. In addition, any changes to local laws or regulations within these urban areas that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business, financial condition and operating results.

Disruption of operations at the locations where our take off and landing facilities are expected to initially be located, whether caused by labor relations, utility or communications issues or challenges with obtaining charging infrastructure, could harm our business. Certain locations may regulate flight operations, such as limiting the number of take offs and landings, which could reduce our aerial ride sharing operations. Bans on eVTOL aircraft operations or the introduction of any new permitting requirements would significantly disrupt our operations. In addition, demand for our Archer UAM services could be impacted if drop-offs or pick-ups of fliers become inconvenient because of take-off and landing rules or regulations, or more expensive for fliers because of take-off and landing related fees, which would adversely affect our business, financial condition and operating results.

Our long-term success and ability to significantly grow our revenue will depend, in part, on our ability to establish and expand into international markets and/or expand market segments.

Our future results will depend, in part, on our ability to establish and expand our presence within international markets and may also depend on our expansion into additional market segments, such as defense or logistics/cargo. Our ability to expand into new markets, including, for example, our recently launched defense program involves various risks, including, but not limited to, the need to invest significant resources in such expansion, and the possibility that returns on such investments will not be achieved in the near future or at all in these less familiar competitive environments. Our ability to expand internationally will depend upon our ability to, among other things, obtain the necessary government approvals, adapt to international markets and new market segments, understand the local customer base, and address any unique local technological requirements. We may also choose to conduct our international business through joint ventures, minority investments or other partnerships with local companies as well as co-marketing with other established brands. If we are unable to identify partners or negotiate favorable terms, our international growth may be limited. In addition, we may incur significant expenses in advance of generating revenues, if any, as we attempt to establish our presence in particular international markets or market segments outside of aircraft sales, operating a UAM network to carry passengers and our defense program.

If we experience harm to our reputation and brand, our business, financial condition and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for achieving our business plans is critical to our ability to attract and retain personnel, customers, investors, and other business partners. In addition, our growth strategy may include expansion through joint ventures, minority investments or other partnerships with strategic business partners, which may include event activities and cross-marketing with other established brands, all of which may be dependent on our ability to build our reputation and brand recognition. The successful development of our reputation and brand will depend on a number of factors, many of which are outside our control. Negative perception of our technology, industry or our company may harm our reputation and brand, including as a result of:

- complaints or negative publicity or reviews about our aircraft or service offerings from our customers or negative publicity reviews about other brands or events we are associated with, even if factually incorrect or based on isolated incidents;

- changes to our operations, safety and security, privacy or other policies that users or others perceive as overly restrictive, unclear or inconsistent with our values;

- illegal, negligent, reckless or otherwise inappropriate behavior by our management team or other employees, our customers or our other business partners;

- actual or perceived disruptions or defects in our aircraft or aerial ride sharing platform, such as data security incidents, platform outages, payment processing disruptions or other incidents that impact the availability, reliability or security of our offerings;

- accidents or incidents involving aircraft operated by one of our commercial partners or another member of the aerospace industry;

- litigation over, or investigations by regulators into, our aircraft or our operations or those of our customers or other business partners;

- a failure to operate our business in a way that is consistent with our values;

- negative responses by customers to our UAM offerings;

- perception of our treatment of employees, contractors, customers or our other business partners and our response to their sentiment related to political or social causes or actions of management; or

- any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public's perception of us or our industry as a whole.

In addition, changes we may make to enhance and improve our offerings and balance the needs and interests of our various customers may be viewed positively from one group's perspective (such as our UAM customers) but negatively from another's perspective (such as third-party companies that purchase and operate our aircraft), or may not be viewed positively by any of our customers. If we fail to balance the interests of these various customer bases or make changes that they view negatively, our customers may stop purchasing our aircraft or stop using our UAM or other service, any of which could adversely affect our reputation, brand, business, financial condition and results of operations.

Our ability to effectively compete and generate revenue from our products and services depends upon our ability to distinguish our products and services from our competitors and their products and services.

- Our ability to compete effectively is dependent on many factors, including, without limitation, the following:

- speed to market of our initial aircraft and UAM and other services;

- effective strategy and execution of aircraft and service offerings;

- product and service safety and performance;

- product and service pricing; and

- quality of customer support.

We will have to demonstrate to potential customers that our products and services are attractive alternatives to other transportation offerings, by differentiating our products and services on the basis of such factors as innovation, performance, brand name, service, and price. This is difficult to do, especially in a competitive market. Some of our competitors may have more established customer relationships than we do, which could inhibit our market penetration efforts. If we are unable to compete effectively, our revenue and profitability will be adversely impacted.

Our business may be adversely affected by labor and union activities.

Although none of our employees are currently represented by a labor union, it is common throughout the aerospace industry generally for many employees at aerospace companies to belong to a union, which can result in higher employee costs and increased risk of work stoppages. We may also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could harm our business, financial condition or operating results.

We expect that the purchase agreements with Archer Direct customers could be subject to indexed price escalation clauses which would subject us to losses if we have cost overruns or if increases in our costs exceed the applicable escalation rate.

Commercial aircraft sales contracts are often entered into years before the aircraft are delivered. In order to help account for economic fluctuations between the contract date and delivery date, aircraft pricing generally consists of a fixed amount as modified by price escalation formulas derived from labor, commodity and other price indices. Our revenue estimates are based on current expectations with respect to these escalation formulas, but the actual escalation amounts are outside of our control. Escalation factors can fluctuate significantly from period to period and changes in escalation amounts can significantly impact revenues and operating margins in our business. We can make no assurance that any customer, current or future, will exercise purchase options, fulfill existing purchase commitments or purchase additional products or services from us. The terms and conditions of the United Purchase Agreement regarding price escalation clauses are yet to be determined, and there is no assurance that they will be determined in a manner that will mitigate the risks described above.

The final terms of our proposed contract manufacturing relationship with Stellantis and its affiliates remain uncertain and are subject to the negotiation of definitive documentation.

We entered into a Memorandum of Understanding effective November 1, 2024 with FCA US LLC, a wholly-owned subsidiary of Stellantis, containing additional detail regarding the terms of the planned contract manufacturing relationship with Stellantis. We have not yet executed the final agreement and there is no assurance that we will execute the contract manufacturing agreement in the near term or at all.

Failure to maintain effective systems of internal controls and disclosure controls could have a material adverse effect on our business, operating results, and financial condition.

Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. We are required by the Sarbanes-Oxley Act to design and maintain a system of internal control over financial reporting and disclosure controls and procedures. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed.

Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls have in the past and may be discovered in the future. Any failure to develop, implement or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, may result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in the periodic reports we will file with the SEC. Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm has in the past or may in the future issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our Class A common stock.

We have incurred and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

We have been, and may in the future be, adversely affected by public health threats, the duration and economic, governmental and social impact of which is difficult to predict, which could significantly harm our business, prospects, financial condition and operating results.

We face various risks related to public health issues, including epidemics, pandemics and other outbreaks that could significantly harm our operations and financial results. For example, COVID-19 created a disruption in the manufacturing, delivery and overall supply chain of aircraft manufacturers and suppliers. The extent to which the health epidemics or pandemics can impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of such health epidemics or pandemics, their severity, the actions taken by governments and others in response to such health epidemics and pandemics and how quickly and to what extent normal economic and operating activities can resume. Even after health epidemics or pandemics have subsided, we may continue to experience an adverse impact to our business as a result of such public health threats, including ongoing supply chain shortages.

Failure to comply with applicable laws and regulations relating to the aviation business in general and eVTOL aircraft specifically, could adversely affect our business and our financial condition.

Our eVTOL aircraft and the operation of our UAM and other services will be subject to substantial regulation in the jurisdictions in which we intend our eVTOL aircraft to operate. We expect to incur significant costs in complying with these regulations. Regulations related to the eVTOL industry, including aircraft certification, production certification, passenger operation, flight operation, airspace operation, security regulation and infrastructure regulation are currently evolving, and we face risks associated with the development and evolution of these regulations. For example, in October 2024, the FAA published the operational regulations, or SFAR, for eVTOL aircraft. Any other regulatory changes or revisions could delay our ability to obtain type certification, and could delay our ability to launch our UAM and other services.

Further, our aircraft must be certified with the FAA in the United States or other comparable regulatory agencies in international jurisdictions. Operating our aircraft in the United States and providing our passenger transportation services must comply with U.S. laws, regulations, safety standards, and customer service regulations.

Rigorous testing and the use of approved materials and equipment are among the requirements for achieving certification. Our failure to obtain or maintain certification for our aircraft or infrastructure would have a material adverse effect on our business and operating results. In addition to obtaining and maintaining certification of our aircraft, we will need to obtain and maintain operational authority necessary to provide our envisioned UAM and other services. A transportation or aviation authority may determine that we cannot manufacture, provide, or otherwise engage in those services as we have contemplated. The inability to implement our envisioned services could materially and adversely affect our results of operations, financial condition, and prospects.

To the extent the laws change, our aircraft and our services may not comply with those laws, which would have an adverse effect on our business. Complying with changing laws could be burdensome, time consuming, and expensive. To the extent compliance with new laws is cost prohibitive, our business, prospects, financial condition and operating results could be adversely affected.

If we expand beyond the United States, such as into the Middle East, Asia, Europe and/or South America, there will be additional laws and regulations we must comply with, and there may be laws and regulations in other jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our operations or business practices or that are difficult to interpret and change rapidly.

Continued regulatory limitations and other obstacles interfering with our business operations could have a negative and material impact on our business, prospects, financial condition and results of operations.

We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft, as well as our customer and other confidential data or proprietary information processed by us or third-party vendors.

We are at risk for interruptions, outages and breaches of our: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) aircraft technology, including powertrain and avionics and flight control software, owned by us or our third-party vendors or suppliers; (d) the integrated software in our aircraft; or (e) customer data that we process or our third-party vendors or suppliers process on our behalf. Such incidents could: disrupt our operational systems; result in loss of intellectual property, trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, or others; jeopardize the security of our facilities; or affect the performance of in-product technology and the integrated software in our aircraft.

We plan to collect, store, transmit and otherwise process data from our aircraft, our customers, our employees and others as part of our business and operations, which may include personal information or confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our aircraft. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. If a compromise of data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Our systems, networks and physical facilities could be breached, or personal information could otherwise be compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our employees or our customers to disclose information or usernames and/or passwords. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, systems, networks and/or physical facilities utilized by our third-party service providers and vendors.

We plan to include avionics and flight control software services and functionality that utilize data connectivity to monitor aircraft performance and to enhance safety and enable cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, worms, trojan horses, distributed denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We intend to use our avionics and flight control software and functionality to log information about each aircraft's use in order to aid us in aircraft diagnostics and servicing. Our customers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects.

Our aircraft contain complex information technology systems and built-in data connectivity to share aircraft data with ground operations infrastructure. We plan to design, implement and test security measures intended to prevent unauthorized access to our information technology networks, our aircraft and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks, aircraft and systems to gain control of or to change our aircraft's functionality, performance characteristics, or to gain access to data stored in or generated by the aircraft. A significant breach of our third-party service providers' or vendors' or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our aircraft or urban aerial ride sharing services and harm to our reputation and brand.

There are inherent risks associated with developing, improving, expanding and updating our current systems, such as the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, to procure parts or supplies or to manufacture, deploy, deliver and service our aircraft, to adequately protect our intellectual property or achieve and maintain compliance with, or to realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted and our ability to accurately and timely report our financial results could be impaired. Moreover, our proprietary information or intellectual property could be compromised or misappropriated, and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Techniques used to obtain unauthorized access or sabotage technology systems change frequently and generally are not identified until they are launched against a target, and cybersecurity threats continue to evolve and are difficult to predict due to advances in the technological capabilities of threat actors and the new and sophisticated methods used by criminals, including phishing, social engineering or other illicit acts. We may be unable to anticipate these techniques or to implement adequate preventative measures. Threat actors, nation-states, and nation-state-supported actors now engage, and are expected to continue to engage, in cyber-attacks, including for geopolitical reasons and in connection with military conflicts and operations. During times of war and other major conflicts, we and our third-party vendors or suppliers may be vulnerable to heightened risk of these attacks.

The landscape of laws, regulations, and industry standards related to cybersecurity is evolving globally. We may be subject to increased compliance burdens by regulators and customers with respect to our aircraft, as well as additional costs to oversee and monitor security risks. Most jurisdictions have enacted laws mandating companies to inform individuals, stockholders, regulatory authorities, and others of security breaches. In addition, certain of our customer agreements may require us to promptly report security breaches involving their data on our systems or those of subcontractors processing such data on our behalf. These mandatory disclosures can be costly, harm our reputation, erode customer trust, and require significant resources to mitigate issues stemming from actual or perceived security breaches.

While we currently maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities we could incur. The successful assertion of one or more large claims against us that exceeds our available cybersecurity insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing cybersecurity insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Failure to comply with laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current laws and regulations or the enactment of new laws or regulations in these areas, could adversely affect our business and our financial condition.

We are subject to or impacted by a number of federal, state and foreign laws and regulations, as well as contractual obligations and industry standards, that impose certain obligations and restrictions with respect to data privacy and security, and govern our collection, storage, retention, protection, use, processing, transmission, sharing and disclosure of personal information including that of our employees, customers and others.

The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We may not be able to monitor and react to all developments in a timely manner.

In the United States, there are numerous federal and state consumer, privacy and data security laws and regulations governing the collection, use, disclosure, processing and protection of personal information, including security breach notification laws. Additionally, the Federal Trade Commission and many state attorneys general interpret federal and state consumer protection laws to impose standards on the collection, use, dissemination, and security of data. Over a third of U.S. states have enacted comprehensive consumer privacy laws and many others are considering enacting such laws. For example, California adopted the California Consumer Privacy Act (as amended, the "CCPA"), which established a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. The CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allow for a new cause of action for data breaches. As we expand our operations, the CCPA and other state laws may increase our compliance costs and potential liability. Compliance with any applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

In addition, we are or may become subject to a variety of foreign laws and regulations regarding privacy, data protection, and data security. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. Such laws and regulations often have changes in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions. For example, the European and United Kingdom's respective General Data Protection Regulations (collectively, "GDPR") include operational requirements for companies that receive or process personal data of residents of the European Union or United Kingdom that are broad and stringent. The GDPR includes significant penalties for non-compliance, including fines of up to €20 million (£17.5 million) or 4% of total worldwide revenue.

Some countries are considering or have passed legislation requiring local storage and processing of data, or particular compliance mechanisms and safeguards before data is transferred outside their borders, which could increase the cost and complexity of services if we were to operate in those countries. If we are required to implement complex measures to transfer data around the world, this could increase our compliance costs, and could adversely affect our business, financial condition and results of operations.

Governments and regulators throughout the United States and around the world are continuing to focus on privacy and data security, and it is possible that new privacy or data security laws will be enacted or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our users' data could require us to modify our services and features, possibly in a material manner, and may limit our ability to develop new products, services, and features. Although we have made efforts to design our policies, procedures, and systems to comply with the current requirements of applicable laws, changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs.

We publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information and/or other confidential information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if we are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We currently have a subsidiary located outside of the United States and plan for international operations in the future, which could subject us to political, operational and regulatory challenges.

We currently have a subsidiary in Brazil engaged in limited test manufacturing, research and development and other activities and plan to eventually expand our international operations, including in the UAE. We have established relationships with suppliers and potential partners in select international markets and have begun working with regulators in other countries to pursue commercialization opportunities in those markets. International operations are subject to a number of risks, including regulations that may differ from or be more stringent than analogous U.S. regulations, local political or economic instability, cross-border political tensions, import and export compliance, privacy, data protection, information security, labor and employment matters, and exposure to potential liabilities under anti-corruption or anti-bribery laws and similar laws and regulations. If any of these risks materialize, it could adversely impact our business.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.

The potential physical effects of climate change, such as increased frequency and severity of high wind conditions, storms, floods, fires, fog, mist, freezing conditions, sea-level rise and other climate-related events, could affect our operations, infrastructure and financial results. Climate change risks could result in but are not limited to operational risk from the physical effect of climate events on our terminal facilities, production facilities and other assets, as well as transitional risks, including new or more stringent regulatory requirements, increased monitoring and disclosure requirements, and potential effects on our reputation and/or changes in our business. We could incur significant costs to improve the climate resiliency of our aircraft or infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain additional executive management and qualified board members.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations has increased, and will continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight have been and may in the future be required. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

In the future, changes in laws or regulations governing our operations, changes in the interpretation thereof or newly enacted laws or regulations and any failure by us to comply with these laws or regulations, could have a materially adverse effect on our business. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure could create uncertainty for public companies, increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve or otherwise change over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards (or changing interpretations of them), and this investment may result in increased selling, general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected. As a public company, we have also had to incur increased expenses in order to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain the same or similar coverage or obtain coverage in the future. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee, and nominating and governance committee, and qualified executive officers.

As a result of disclosure of information in the filings required of a public company, our business and financial condition is more visible, which may result in threatened or actual litigation, including by competitors. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results. In addition, as a result of our disclosure obligations as a public company, we have reduced flexibility and are under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

We are, and may in the future become, subject to legal proceedings, which may be time-consuming and expensive and, if adversely determined, could delay, limit or prevent our ability to commercialize our aircraft or otherwise execute on our business plans.

Pending legal proceedings and other future legal proceedings against us or our employees, regardless of outcome or merit, could be time consuming and expensive to defend or resolve, result in substantial diversion of management and technical resources, delay, limit or prevent our ability to make, develop, commercialize or deploy our aircraft and aerial ride sharing services and deteriorate our reputation and our business relationships, any of which could make it more difficult or impossible for us to operate our business or otherwise execute on our business plan and significantly adversely affect our business, financial condition, or results of operations. In the event of an adverse outcome of litigation, we may have to cease developing and/or using the asserted intellectual property, which could significantly adversely impact our business, financial condition, or results of operation.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products or services, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which could adversely affect our business, prospects, financial condition and operating results. Our success depends, at least in part, on our ability to protect our key technology and intellectual property. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party non-disclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

- any patent applications we submit may not result in the issuance of patents (and patents have not yet issued to us based on our pending applications);

- the scope of our patents that may subsequently issue may not be broad enough to protect our proprietary rights;

- our issued patents may be challenged or invalidated by third parties;

- our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

- third parties may independently develop technologies that are the same or similar to ours;

- the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

- current and future competitors may circumvent or otherwise design around our patents.

Patent, trademark, copyright and trade secret laws vary throughout the world. The laws in some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Furthermore, policing the unauthorized use of our intellectual property rights in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States.

Also, while we have registered and applied for trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

To the extent we expand our international activities, our exposure to unauthorized use of our technologies and proprietary information may increase. We may also fail to detect unauthorized use of our intellectual property, or be required to expend significant resources to monitor and protect our intellectual property rights, including engaging in litigation, which may be costly, time-consuming, and divert the attention of management and resources, and may not ultimately be successful. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property rights internationally, our business, financial condition and results of operations could be adversely affected.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and regulators, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely impact our business, operating results, and financial condition.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against our directors, officers, other employees or stockholders.

Our amended and restated certificate of incorporation provides that (i) unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (1) any derivative action or proceeding brought on behalf of us, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of ours or any stockholder of ours to us or our stockholders, (3) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees or any stockholder arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our amended and restated bylaws, (4) any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws (or any right, obligation or remedy thereunder), (5) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, and (6) any action asserting a claim against us or any director, officer or other employee of ours or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants, and (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. Any person holding, owning or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although such stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. However, there is no assurance that a court would enforce the choice of forum provision contained in our amended and restated certificate of incorporation. If a court were to find such provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Certain of our warrants are accounted for as liabilities and changes in the value of these warrants could have a material effect on our financial results.

On April 12, 2021, the staff of the SEC (the "SEC Staff") expressed its view that certain terms and conditions common to special purpose acquisition company ("SPAC") warrants may require the warrants to be classified as liabilities instead of equity on a SPAC's balance sheet. As a result of the SEC Staff's statement, Atlas reevaluated the accounting treatment of its public warrants and private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value reported in its statement of operations for each reporting period.

See Note 11 - Liability Classified Warrants to our audited consolidated financial statements for the year ended December 31, 2024, for additional information about our public and private warrants that were originally issued by Atlas. Accounting Standards Codification ("ASC") 815-40 provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in the consolidated statements of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our environmental, social and governance (ESG) practices and value proposition could adversely affect our business, brand and reputation.

There is evolving focus, including from investors, customers, regulators, employees and other stakeholders concerning corporate responsibility, specifically related to ESG matters. If our practices do not meet investor or other stakeholder expectations and standards, including related to climate change, environmental sustainability, human capital management, supply chain management, and human rights, or do not meet related regulations and expectations for increased transparency, which continue to increase, our reputation may be negatively impacted, and we may be subject to litigation risk and/or regulatory enforcement. In addition, we could be criticized for the scope of our initiatives or goals or perceived as not acting responsibly in connection with these matters, and that evaluation may be based on factors unrelated to the impact of these matters on our business, financial or otherwise. Our failure, or perceived failure, with these initiatives or more generally to manage reputational threats and meet shifting and in certain cases, inconsistent, stakeholder expectations or consumer preferences could negatively impact our brand, image, reputation, credibility, employee and franchisee retention, and the willingness of our customers and franchisees to do business with us. Additionally, changes in ESG-related reporting frameworks and guidance and negative consumer attitudes related to both taking ESG activities and not taking ESG activities, create a new and evolving set of risks that could broadly affect us, increase compliance and other costs, or divert management attention. Increased regulatory and legal requirements concerning ESG issues may also lead to increased operational costs. If we fail to adapt to evolving stakeholder expectations, regulatory and legal requirements and general environmental conditions, our reputation and business and operating results could be adversely impacted.

Changes in financial accounting standards may cause adverse unexpected fluctuations and affect our reported results of operations.

A change in accounting standards or practices, and varying interpretations of existing or new accounting pronouncements, as well as significant costs incurred or that may be incurred to adopt and to comply with these new pronouncements, could have a significant effect on our reported financial results or the way we conduct our business. If we do not ensure that our systems and processes are aligned with the new standards, we could encounter difficulties generating quarterly and annual financial statements in a timely manner, which could have an adverse effect on our business, our ability to meet our reporting obligations and compliance with internal control requirements.

Management will continue to make judgments and assumptions based on our interpretation of new standards. If our circumstances change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had approximately $616.5 million and $58.2 million of federal and state net operating loss carryforwards ("NOLs") and $53.2 million and $27.9 million federal and state research and development tax credits. Under current law unused federal NOLs generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely but the deductibility of such federal NOLs for any year is limited to no more than 80% of the excess, if any, of current year taxable income (without regard to deductions). In addition, both our current and our future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), if we undergo, or have undergone, an "ownership change," generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders or groups of stockholders over a three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control), which may further limit our ability to use our pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use all or a material portion of our net operating losses and other tax attributes, which could have an adverse impact on our business, financial condition and results of operations.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flows, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Future changes in corporate tax rates, the realization of net deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of our deferred tax assets, could result in significant one-time charges, and could increase our future U.S. tax expense. For tax years beginning after December 31, 2021, current law requires taxpayers to capitalize and amortize certain research and development expenditures over five years if incurred in the United States and fifteen years if incurred in foreign jurisdictions, rather than deducting them concurrently. Although there have been legislative proposals to repeal or defer the capitalization requirement to later years, there can be no assurance that the provision will be repealed or otherwise modified.

Risks Related to Ownership of Our Securities

The price of our Class A common stock and warrants may be volatile, and you could lose all or part of your investment as a result.

The price of our Class A common stock and warrants may fluctuate due to a variety of factors, including:

- changes in macroeconomic or market conditions or trends in our industry or markets, such as inflation, recessions, volatility in interest rates, ongoing supply chain shortages, local and national elections, international currency fluctuations, uncertainty with respect to the federal budget and federal debt ceiling and potential government shutdowns related thereto, actual or perceived instability in the global banking sector, political instability and acts of war, such as the war in Ukraine and conflicts in the Middle East, or terrorism;

- results of operations that vary from the expectations of securities analysts and investors;

- results of operations that vary from those of our competitors;

- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

- declines in the market prices of stocks generally;

- strategic actions by us or our competitors;

- announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

- any significant change in our management;

- changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- future sales of our Class A common stock or other equity or debt securities;

- investor perceptions or the investment opportunity associated with our Class A common stock relative to other investment alternatives;

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;

- litigation involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors;

- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

- the development and sustainability of an active trading market for our securities;

- actions by institutional or activist stockholders;

- changes in accounting standards, policies, guidelines, interpretations or principles; and

- other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our Class A common stock and warrants, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We may be required to take write-downs or write-offs, or may be subject to restructuring, impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of our Class A common stock, which could cause you to lose some or all of your investment.

Factors outside of our control may, at any time, arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Unexpected risks may arise, and previously known risks may materialize. Even though these charges may be non-cash items and therefore not have an immediate impact on our liquidity, we must report charges of this nature which could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to be unable to obtain future financing on favorable terms or at all.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE. If we are unable to comply with its continued listing requirements, the NYSE may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our Class A common stock and public warrants are listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively. We cannot assure you that our securities will continue to be listed on the NYSE. We are required to demonstrate compliance with the NYSE's continued listing requirements in order to continue to maintain the listing of our securities on the NYSE. If the NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a determination that our Class A common stock is a "penny stock" which will require brokers trading in our Class A common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

If securities analysts do not publish research or reports about our business or if they downgrade our Class A common stock or our sector, our Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We will not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our Class A common stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock could decline. If one or more of these analysts ceases to cover us or fails to initiate coverage or publish reports on us regularly, we could lose visibility in the market, which in turn could cause our Class A common stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Class A common stock to decline.

The sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares issued in the Business Combination that were registered on our registration statement on Form S-4, which was declared effective on August 11, 2021, are freely tradable without restriction by persons other than our "affiliates," (as defined under Rule 144 of the Securities Act ("Rule 144")), including our directors, executive officers and other affiliates.

We have also entered into subscription agreements from time to time with certain investors, pursuant to which we have issued in aggregate 142,348,733 shares of Class A common stock in private placements and subsequently registered such shares for resale by the investors.

In May 2024, we filed a shelf registration statement on Form S-3 to sell up to $95.0 million in the aggregate of any combination of different types of securities, including shares of our Class A common stock, from time to time in one or more offerings. As of December 31, 2024, we have approximately $18.7 million available for issuance to certain vendors. As of December 31, 2024, we have approximately $47.5 million available for issuance under our "at the market" offering program pursuant to a registration statement filed in November 2024.

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities.

In addition, outstanding warrants to purchase an aggregate of 25,398,947 shares of our Class A common stock became exercisable on October 30, 2021. Each warrant entitles the holder thereof to purchase one (1) share of our Class A common stock at a price of $11.50 per whole share, subject to adjustment. Moreover, as of December 31, 2024, we have an additional 20,753,630 outstanding warrants issued to certain parties, 12,948,354 of which remain subject to vesting conditions. These warrants may be exercised only for a whole number of shares of our Class A common stock. To the extent such warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the then existing holders of our Class A common stock and increase the number of shares eligible for resale in the public market.

Moreover, the shares of our common stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. We have filed registration statements on Form S-8 to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our equity incentive plans. We expect to file additional registration statements on Form S-8 in the future to register additional shares reserved for future issuance under our equity incentive plans, and Form S-8 registration statements automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding Class A common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

Anti-takeover provisions in our governing documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

• the ability of our board of directors to issue one or more series of preferred stock;

• a classified board;

• advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

• certain limitations on convening special stockholder meetings;

• limiting the ability of stockholders to act by written consent; and

• our board of directors has the express authority to make, alter or repeal our amended and restated bylaws.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

We understand the importance of maintaining an active cybersecurity risk management and strategy program. As an emerging technology company, we understand that we may face cyber threats that range from common cyberattacks, such as ransomware, to more advanced attacks such as advanced persistent threats perpetrated by nation-state actors and other highly organized actors. Our cybersecurity risk management program is guided by industry standards, such as the National Institute of Standards and Technology ("NIST"). We strategically partner with industry leading external vendors to perform cybersecurity assessments, as well as regular penetration testing to better understand our potential vulnerabilities, threat vectors, and impact on critical assets or operations. As part of these processes, our cybersecurity team identifies and prioritizes risks to devise our annual cybersecurity mitigation strategy and address operational risks. Our cybersecurity program is organized around the following key areas:

Risk Management and Strategy

Insider Risk Management. We recognize that not all threats are external. We have an insider risk management program and are working to improve our data loss protection technology to protect our critical data.

Security Awareness Education. Understanding the need for regular cybersecurity training, we have instituted a mandatory training program for all employees around information security and data privacy.

Technical Safeguards. We have improved our endpoint security postures through the implementation of an Enterprise Mobile Management system, and continue to increase our investment in strengthening email, DNS, and other network security services.

Threat Detection and Response. In addition to aligning our cybersecurity risk management program to NIST standards, we have also engaged with third party providers of security information and event management and cybersecurity services to provide continuous monitoring and operational threat detection and response. Our partners integrate threat intelligence into their platforms, providing us with a proactive view of possible threats.

Incident Response. We have implemented a holistic review of incident response, with workflows in place for cybersecurity incidents, including provisions for assessing materiality, and defined escalation procedures.

Third Party Risk Management. To manage third-party risks, our cybersecurity team evaluates our partners, to provide an additional layer of scrutiny, and supervises and identifies material risks associated with the use of third-party service providers. These processes include a review of security controls and supplier contractual obligations for security and data protection requirements.

Cybersecurity Service Providers and Third-party Consultants. We engage cybersecurity consultants and other third parties to assess and enhance our information security practices. These third parties conduct assessments, penetration testing, and vulnerability assessments to identify weaknesses and recommend improvements. We also utilize third-party tools and technologies to support our efforts to enhance our cybersecurity functions.

Governance

Our Audit Committee is primarily responsible for assisting our Board of Directors in fulfilling its ultimate oversight responsibilities relating to risk assessment and cyber governance. In that capacity, our Audit Committee conducts quarterly reviews of, and meets with our Chief Information Officer and other senior management to discuss technology and cybersecurity risks and the Company's risk assessment and risk management policies, practices, programs and/or procedures that have been adopted to monitor, control, mitigate and manage such risks. In addition, the Audit Committee reviews management's reports on topics, including risks and incidents relating to cybersecurity threats, compliance with disclosure requirements, cooperation with law enforcement, cybersecurity and other information securities policies and practices and related internal controls. The Audit Committee reports any findings and recommendations, as appropriate, to the full Board of Directors for consideration.

Our Board of Directors is committed to maintaining a well-informed and cybersecurity-aware posture, regularly engaging by receiving scheduled and requested updates on our strategy and evolving threat landscape as well as bolstering existing cybersecurity knowledge and continued education of recent cybersecurity trends.

We are continuing to develop and refine processes to continuously monitor, analyze emerging threats, and to develop and implement risk mitigation strategies and our management team plays a pivotal role in assessing and managing material risks from cybersecurity threats. Our Chief Information Officer, who has served in various leadership roles in information technology for over 20 years, provides leadership for our cybersecurity team. He also leads our overall corporate technology team, which has over 20 years of combined information security experience.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. For more information regarding cybersecurity risks that we face and potential impacts on our business related thereto, see the section entitled "Risk Factors— We are subject to cybersecurity risks to our operational systems, security systems, infrastructure, integrated software in our aircraft, as well as our customer and other confidential data or proprietary information processed by us or third-party vendors."

Item 2. Properties

We currently lease our headquarters in Silicon Valley, California. We lease additional offices, research and development facilities, and manufacturing facilities in the San Francisco Bay Area, California, and flight test facilities at Salinas Municipal Airport in Salinas, California. We also lease a property for our high-volume manufacturing facility in Covington, Georgia. We believe our existing leased facilities are in good condition and suitable for the conduct of our business.

Item 3. Legal Proceedings

For a description of our material pending legal proceedings, see Note 7 - Commitments and Contingencies of the notes to the consolidated financial statements included in Part II, Item 8 of this Annual Report, which is incorporated herein by reference. From time to time, we may bring or be subject to other legal proceedings and claims in the ordinary course of business. While management currently believes that resolving claims against us, individually or in aggregate, will not have a material adverse impact on our financial position, results of operations or statement of cash flows, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. If an unfavorable final outcome were to occur, it may have a material adverse impact on our financial position, results of operations or cash flows for the period in which the effect can be reasonably estimated.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrants' Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our Class A common stock and warrants trade on the New York Stock Exchange under the symbols "ACHR" and "ACHR WS".

Holders of Record

As of February 21, 2025, there were 64 stockholders of record of our Class A common stock. There are no stockholders of record of our Class B common stock following the automatic conversion of all shares of our Class B common stock into shares of Class A common stock effective December 31, 2024 pursuant to the terms of our amended and restated certificate of incorporation. The actual number of holders of our Class A common stock is greater than the number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Archer Aviation Inc. under the Securities Act, or the Exchange Act. The returns shown are based on historical results and are not intended to suggest future performance.

The following graph compares the cumulative total stockholder return of our Class A common stock of $100 invested in our Class A common stock as of September 16, 2021, the Closing Date of the Business Combination, through December 31, 2024 to the Russell 2000 Index and S&P Aerospace & Defense Select Industry Index.



Recent Sales of Unregistered Securities

None.

Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related accompanying notes included elsewhere in this Annual Report. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations located in our Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 29, 2024, for a comparison of our results of operations for the years ended December 31, 2023 and 2022. The following discussion includes forward-looking statements, which are based on our current expectations and beliefs concerning future developments and the potential effects of such developments on us. There can be no assurance that future developments affecting us will be those that we have anticipated. See the section titled "Special Note Regarding Forward-Looking Statements" in this Annual Report. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those set forth in Part I, Item 1A, "Risk Factors" in this Annual Report.

Overview

Headquartered in Silicon Valley, California, Archer is developing the technologies and aircraft to power the future of advanced aviation. We plan to provide customers with advanced aircraft and related technologies and services in the United States and internationally in both the commercial and defense sectors. We unveiled our first planned production aircraft, an eVTOL aircraft, Midnight, in November 2022. In December 2024, we launched Archer Defense, entering into a strategic partnership with Anduril to jointly develop a next-generation aircraft for defense applications. In December 2024, we completed construction of our high-volume aircraft manufacturing facility, ARC, located in Covington, Georgia. We plan to start our initial production of aircraft at this facility in the first half of 2025 and ramp our production there to support our commercialization efforts. We are first and foremost working to commercialize our Midnight aircraft which is intended to be used in air taxi operations in and around major cities around the world. To do so, we are working with aviation authorities, countries, cities, and strategic partners in select locations globally to obtain certification of our Midnight aircraft and build out UAM networks that will utilize our Midnight aircraft in their operations. Our goal is to begin early commercial operations with our Midnight aircraft in Abu Dhabi in the UAE and ramp our operations from there. In parallel, we plan to continue to advance the development of our aircraft for Archer Defense, as well as other technologies to support the future of advanced aviation.

Our Planned Lines of Business

By maintaining an innovative and disciplined approach to new product and service development, manufacturing, and commercialization we believe that we can deliver advanced aviation technologies and solutions that can service a broad range of industries and applications. We intend to operate in the following areas:

• *Commercial*: This is planned to consist of the sale of our commercial aircraft ("Archer Direct"), such as Midnight, to aircraft operators as well as technologies and services related thereto, including, commercial launch (i.e., certification, testing, training, demonstration, market survey and early trial operations), and maintenance and repair. In addition, we plan to provide direct-to-consumer aerial ride share services utilizing our aircraft and potentially others in select metropolitan areas around the world with consumers being able to book rides via an app-based platform ("Archer UAM").

• *Defense*: This is planned to consist of the sale of next-generation aircraft and related technologies for defense applications. Our initial product is intended to be a hybrid-propulsion VTOL aircraft that we are jointly developing with Anduril. We have also been partnering with the DoD since 2021 on a series of projects through the USAF AFWERX program with the goal of helping the AFWERX Agility Prime program assess the transformational potential of the vertical flight market and eVTOL technologies for DoD purposes. We continue to advance this partnership and deliver under the related contracts we have entered into with the USAF, which include the delivery of our Midnight aircraft to the USAF, the sharing of additional flight test data and certification related test reports, pilot training, and the development of maintenance and repair operations.

To date, we have not generated significant revenue from either of these planned areas. We will use our cash and cash equivalents for the foreseeable future as we continue to develop our aircraft and technologies and services related thereto, manufacturing operations and work to commercialize our aircraft. The amount and timing of any future capital requirements will depend on many factors, including the pace and results of the design and development of our aircraft and manufacturing operations, as well as our progress in obtaining necessary aircraft certifications and other government approvals to begin commercial operations. For example, any significant delays in obtaining such certifications and other government approvals may require us to raise additional capital above our existing cash on hand and delay our generation of significant revenues.

Our Aircraft

Our Midnight aircraft is designed around our proprietary 12-tilt-6 distributed electric propulsion platform. Midnight is the evolution of our demonstrator aircraft, Maker, which we developed and used to validate its aircraft configuration and key enabling technologies. Midnight is designed to carry four passengers plus a pilot, bring an enhanced level of safety and deliver on a reduced level of noise as compared to traditional helicopters. Our Midnight aircraft is built around key advanced aviation technologies we have developed, including what we believe to be cutting-edge electric propulsion and flight control systems. We have paired those with systems and components sourced from leading aerospace suppliers many of which are already being used on certified aircraft today, with the goal of reducing Midnight's certification risk, as well as its development timelines and costs. The aircraft is purpose-built for its intended use case of air taxi operations in major cities across the globe, with its range and payload being optimized around back-to-back short distance trips of around 20-miles, with minimal charging time between trips. Our approach to designing Midnight focuses on combining high function and high emotion, with the goal of inspiring passengers to want to experience it, similar to the feeling that was evoked during the Golden Age of aviation in the 1950s.

We continue to work to optimize our Midnight aircraft design for both manufacturing and certification. The development of an eVTOL aircraft that meets our business requirements demands significant design and development efforts on all facets of the aircraft. We believe that by bringing together a mix of talent with eVTOL, traditional commercial aerospace, as well as electric propulsion backgrounds, we have built a team that enables us to move through the design, development, and certification of our eVTOL aircraft, thus helping us to achieve our end goal of bringing to market our eVTOL aircraft as efficiently as possible. We continue to work to certify Midnight with certain aviation authorities around the globe so that it can be used in our planned commercial operations as soon as possible.

Our aircraft under development for Archer Defense is planned to be a hybrid-propulsion, Midnight-like VTOL aircraft with both a low thermal and acoustic signature purpose built for next generation defense use cases. We are jointly developing this aircraft with Anduril. Our goal is to bring together our ability to rapidly develop advanced VTOL aircraft using existing commercial parts and supply chains and Anduril's deep expertise in artificial intelligence, missionization, and systems integration, to accelerate the speed to market for critical hybrid VTOL aircraft capabilities at a fraction of the cost of more traditional alternatives. To support this effort, we intend to invest in the development of our hybrid-propulsion platform, as well as in critical capabilities like the manufacturing of composites and battery cells needed for this aircraft and also potentially on our commercial aircraft.

Components of Results of Operations

Revenue

We are still working to design, develop, certify, and bring up manufacturing of our aircraft and thus have not generated revenue from any of our planned lines of business. We do not expect to begin generating significant revenues until we are able to complete the design, development, certification, and manufacturing bring up of our aircraft and development of related technologies and services.

Operating Expenses

Research and Development

Research and development activities represent a significant part of our business. Our research and development efforts focus on the design and development of our eVTOL aircraft, including certain of the systems that are used in it. As part of those activities, we continue to work closely with the Federal Aviation Administration ("FAA") towards our goal of achieving certification of our eVTOL aircraft on an efficient timeline. Research and development expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees focused on research and development activities, costs associated with developing and building prototype aircraft, associated facilities costs, and depreciation. We expect research and development expenses to increase significantly as we progress towards the certification and manufacturing of our eVTOL aircraft.

We cannot determine with certainty the timing, duration or the costs necessary to complete the design, development, certification, and manufacturing bring up of our eVTOL aircraft due to the inherently unpredictable nature of our research and development activities. Development timelines, the probability of success, and development costs may differ materially from expectations.

General and Administrative

General and administrative expenses consist primarily of personnel-related costs (including salaries, bonuses, benefits, and stock-based compensation) for employees associated with administrative services such as finance, legal, human resources, information technology, associated facilities costs, depreciation, and technology and dispute resolution agreements expense. We expect our general and administrative expenses to increase as we hire additional personnel and consultants to support our operations and comply with applicable regulations.

Other Warrant Expense

Other warrant expense consists entirely of non-cash expense related to the vesting of warrants issued in conjunction with the execution of the United Purchase Agreement and the Warrant to Purchase Shares Agreement with United Airlines Inc. ("United").

Other Income (Expense), Net

Other income (expense), net consists of miscellaneous income and expense items, including the change in fair value of our warrant liabilities.

Interest Income, Net

Interest income, net primarily consists of interest income from our cash and cash equivalents and short-term investments in marketable securities, net of interest on notes payable.

Results of Operations

The following table sets forth our consolidated statements of operations for the periods indicated:

		Year Ended December 31,		Change $	Change %
	2024	**2023**			
	(In millions)				
Operating expenses:					
Research and development [1]	$ 357.7	$ 276.4	$ 81.3	29.4 %
General and administrative [1]	152.0	168.4	(16.4)	(9.7)%
Other warrant expense	—	2.1	(2.1)	(100.0)%
Total operating expenses	509.7	446.9	62.8	14.1 %
Loss from operations	(509.7)	(446.9)	(62.8)	14.1 %
Other income (expense), net	(48.8)	(26.9)	(21.9)	81.4 %
Interest income, net	21.9	16.4	5.5	33.5 %
Loss before income taxes	(536.6)	(457.4)	(79.2)	17.3 %
Income tax expense	(0.2)	(0.5)	0.3	(60.0)%
Net loss	$ (536.8)	$ (457.9)	$ (78.9)	17.2 %

[1] Includes stock-based compensation expense as follows:

	Year Ended December 31,	
	2024	**2023**
Research and development	$ 49.0	$ 28.9
General and administrative	59.8	16.3
Total stock-based compensation expense	$ 108.8	$ 45.2

Comparison of the Year Ended December 31, 2024 and 2023

Research and Development

Research and development expenses increased by $81.3 million, or 29.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023, as we invested in people and materials to advance our technology development. The increase was primarily due to an increase of $42.4 million in personnel-related expenses due to a significant increase in our workforce from the prior year, an increase of $20.1 million in stock-based compensation expenses, and an increase of $17.4 million in costs related to professional services and tools and materials to support our increased research and development activities. The remainder of the increase was made up of other incidental items.

General and Administrative

General and administrative expenses decreased by $16.4 million, or 9.7%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to a decrease of $58.3 million in the charge for the warrant issued to Wisk Aero LLC, to purchase up to 13,176,895 shares of our Class A common stock with an exercise price of $0.01 per share (the "Wisk Warrant"), and a decrease of $14.7 million in professional service expenses mainly due to legal fees and expenses. The decrease was partially offset by a reversal of previously recognized stock-based compensation expense of $59.1 million associated with the forfeiture of the unvested portion of the restricted stock units ("RSUs") granted to our founders pursuant to the terms and conditions of the Business Combination Agreement immediately prior to closing (the "Founder Grant") issued to the Company's former co-CEO. See Note 7 - Commitments and Contingencies and Note 9 - Stock-Based Compensation to our consolidated financial statements for further details on our commitments and contingencies and stock-based compensation, respectively. The remainder of the decrease was made up of other incidental items.

Other Warrant Expense

Other warrant expense decreased by $2.1 million, or 100.0%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to the vesting of United warrants associated with specific milestones during the year ended December 31, 2023. The warrants associated with the specific milestones fully vested in the first quarter of 2023. See Note 9 - Stock-Based Compensation to our consolidated financial statements for further details on our warrants.

Other Income (Expense), Net

Other income (expense), net decreased by $21.9 million, or 81.4%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The decrease was primarily due to changes in fair value of our warrant liabilities. See Note 3 - Summary of Significant Accounting Policies to our consolidated financial statements for further details.

Interest Income, Net

Interest income, net increased by $5.5 million, or 33.5%, for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily due to interest income from our cash and cash equivalents.

Liquidity and Capital Resources

As of December 31, 2024, our principal sources of liquidity were cash and cash equivalents of $834.5 million. We have incurred net losses since our inception and to date have not generated any revenues. We expect to incur additional losses and higher operating expenses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient for at least the next 12 months to meet our requirements and plans for cash, including meeting our working capital requirements and capital expenditure requirements.

On October 5, 2023, we entered into a credit agreement (the "Credit Agreement") with Synovus Bank, as administrative agent and lender, and the additional lenders (the "Lenders") from time to time. We may request the Lenders to provide multiple delayed term loan advances (together, the "Loan") in an aggregate principal amount of up to $65.0 million for the construction and development of our manufacturing facility in Covington, Georgia. The Loan under the Credit Agreement shall accrue interest from and including the date the applicable advance is made but excluding the repayment date at a rate of the secured overnight financing rate ("SOFR"), plus 2.0% subject to a SOFR floor of 0.0%. We are required to make interest-only payments for 36 months on the Loan starting on November 14, 2023, followed by monthly interest and principal payments for the remaining maturity, with any outstanding principal, interest and other then outstanding indebtedness due at maturity. The Credit Agreement matures on the earlier of October 5, 2033 or the date on which the outstanding Loan has been declared or automatically becomes due and payable pursuant to the terms of the Credit Agreement. Our obligations under the Credit Agreement are jointly and severally guaranteed by our current and future wholly-owned domestic subsidiaries, and are secured by cash, general intangibles, instruments, securities, financial assets, security entitlements and other property maintained in a money market account at Synovus Bank. As of December 31, 2024, we had drawn down $65.0 million of the Loan.

In November 2023, we filed a shelf registration statement on Form S-3 with the SEC and a related prospectus supplement pursuant to which we may, from time to time, sell shares of our Class A common stock, having an aggregate value of up to $70.0 million, pursuant to a Controlled Equity Offering^{SM} Sales Agreement (the "Sales Agreement") with the placement agent (the "First ATM Program"). The First ATM Program was fully utilized in May 2024. During the years ended December 31, 2024 and 2023, we sold 10,275,033 and 3,109,097 shares of Class A common stock, respectively, under the First ATM Program, for net proceeds of $48.1 million and $19.5 million, respectively.

In May 2024, we filed a shelf registration statement on Form S-3 with the SEC that permits the offering of an aggregate of up to $95.0 million of shares of our Class A common stock or preferred stock, debt securities, warrants, and units (the "2024 Shelf Registration Statement"), including a prospectus for the sale under the Sales Agreement of shares of our Class A common stock, having an aggregate value of up to $70.0 million (the "Second ATM Program"). The Second ATM Program was fully utilized in November 2024. During the year ended December 31, 2024, we sold 20,644,100 shares of Class A common stock under the Second ATM Program for net proceeds of $68.0 million.

In November 2024, we filed a shelf registration statement on Form S-3ASR with the SEC and a related prospectus for the sale under the Sales Agreement of shares of our Class A common stock, having an aggregate value of up to $70.0 million (the "Third ATM Program", and together with the First ATM Program and the Second ATM Program, the "ATM Program"). During the year ended December 31, 2024, we sold 2,052,484 shares of Class A common stock under the Third ATM Program for net proceeds of $21.7 million. As of December 31, 2024, we had $47.5 million remaining eligible for sales under the Third ATM Program.

We pay the placement agent a commission rate of up to 3.0% of the gross proceeds from any shares of Class A common stock sold through the Sales Agreement.

On June 27, 2024, pursuant to the Forward Purchase Agreement, dated as of January 3, 2023, by and between us and Stellantis N.V. ("Stellantis Forward Purchase Agreement"), we elected to draw down the $55.0 million remaining available under the Stellantis Forward Purchase Agreement associated with Milestone 3 (as defined in the Stellantis Forward Purchase Agreement). In accordance therewith, on July 1, 2024, we issued 17,401,153 shares of Class A common stock to Stellantis N.V. ("Stellantis") for gross proceeds of approximately $55.0 million.

On August 8, 2024, we entered into subscription agreements with certain investors providing for the private placement of our Class A common stock at a purchase price of $3.35 per share (the "First 2024 PIPE Financing"), pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. A portion of the First 2024 PIPE Financing closed on August 12, 2024 for 49,283,582 shares of our Class A common stock for net proceeds of approximately $158.0 million, after deducting offering costs. The remaining portion of the First 2024 PIPE Financing covering an aggregate of 2,982,089 shares of our Class A common stock was issued and sold to Stellantis for gross proceeds of approximately $10.0 million on January 6, 2025.

On December 11, 2024, we entered into subscription agreements with certain investors providing for the private placement of our Class A common stock at a purchase price of $6.65 per share (the "Second 2024 PIPE Financing", and together with the First 2024 PIPE Financing, the "2024 PIPE Financings"), pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. A portion of the Second 2024 PIPE Financing closed on December 13, 2024 for 63,909,776 shares of our Class A common stock for net proceeds of approximately $407.7 million, after deducting offering costs. The remaining portion of the Second 2024 PIPE Financing covering an aggregate of 751,879 shares of our Class A common stock to be issued and sold to Stellantis for anticipated gross proceeds of approximately $5.0 million is subject to the satisfaction of certain closing conditions, including approval by our stockholders.

In the long term, our ability to support our working capital and capital expenditure requirements will depend on many factors, including:

- the level of research and development expenses we incur as we continue to develop our eVTOL aircraft and other products and services to be provided in our planned business lines;

- capital expenditures needed to bring up our aircraft manufacturing capabilities, including for both the build out of our manufacturing facilities, component purchases necessary to build our aircraft and support the development of our airline operations;

- general and administrative expenses as we scale our operations; and

- sales, marketing and distribution expenses as we build, brand and market our business lines, products and services.

Until such time as we can generate significant revenue from our business operations, we expect to finance our cash needs primarily through existing cash on hand, pre-delivery payments, equity financing and debt financing.

The following includes our short-term and long-term material cash requirements from known contractual obligations as of December 31, 2024:

Notes Payable

See Note 6 - Notes Payable to our consolidated financial statements for further details on our debt.

Leases

We lease office, lab, hangar, and storage facilities in the normal course of business. Under our operating leases as noted in Note 7 - Commitments and Contingencies to our consolidated financial statements, we have current obligations of $6.1 million and long-term obligations of $14.9 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2024	2023
	(In millions)	
Net cash provided by (used in):		
Operating activities	$ (368.6)	$ (271.6)
Investing activities	(82.0)	420.7
Financing activities	820.4	250.1

Cash Flows Used in Operating Activities

We continue to experience negative cash flows from operations as we are still working to design, develop, certify, and bring up manufacturing of our eVTOL aircraft and thus have not generated any revenues from any of our planned lines of business. Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our research and development activities related to our eVTOL aircraft, as well as the general and administrative functions necessary to support those activities and operations as a publicly traded company. Our operating cash flows are also impacted by the working capital requirements to support growth and fluctuations in personnel-related expenditures, accounts payable, accrued interest and other current liabilities, and other current assets.

Net cash used in operating activities during the year ended December 31, 2024 was $368.6 million, resulting from a net loss of $536.8 million, adjusted for non-cash items consisting primarily of $108.8 million in stock-based compensation, a gain of $49.5 million due to a change in fair value of our warrant liabilities, $11.7 million in depreciation, amortization and other, $8.1 million of research and development warrant expenses related to the warrants issued to Stellantis (see Note 9 - Stock-Based Compensation to our consolidated financial statements for further details), and a $5.6 million non-cash charge for the Wisk Warrant. The net cash used in changes in our net operating assets and liabilities was $17.2 million.

Net cash used in operating activities during the year ended December 31, 2023 was $271.6 million, resulting from a net loss of $457.9 million, adjusted for non-cash items consisting primarily of a $70.3 million non-cash charge comprised of a $26.3 million non-cash charge associated with the initial vested tranche of shares underlying the Wisk Warrant and a $44.0 million non-cash charge for the unvested portion of the Wisk Warrant, relating to the Technology and Dispute Resolution Agreements (see Note 7 - Commitments and Contingencies to our consolidated financial statements for further details), $45.2 million in stock-based compensation which includes the reversal of $59.1 million of stock-based compensation expense related to the forfeiture of one of the Founder Grants, a loss of $32.9 million due to a change in fair value of our warrant liabilities, and $17.5 million of research and development warrant expense related to the warrants issued to Stellantis (see Note 9 - Stock-Based Compensation to our consolidated financial statements for further details). The net cash provided by changes in our net operating assets and liabilities of $13.2 million was primarily related to a $9.2 million increase in accounts payable due to timing of payments.

Cash Flows Provided by (Used in) Investing Activities

Net cash used in investing activities during the year ended December 31, 2024 was $82.0 million, driven by purchases of property and equipment within the period.

Net cash provided by investing activities during the year ended December 31, 2023 was $420.7 million, driven by proceeds from maturities of short-term investments of $465.0 million, offset by purchases of property and equipment of $44.3 million within the period.

Cash Flows Provided by Financing Activities

Net cash provided by financing activities during the year ended December 31, 2024 was $820.4 million, driven by gross proceeds from the 2024 PIPE Financings of $590.1 million, proceeds from the total aggregate number of shares issued under the ATM Program of $138.3 million, proceeds from issuance of debt of $57.5 million, and proceeds from issuance of Class A common stock to Stellantis with an aggregate value of $55.0 million, partially offset by payments of offering costs in connection with the 2024 PIPE Financings for $24.3 million.

Net cash provided by financing activities during the year ended December 31, 2023 was $250.1 million, driven by gross proceeds from the subscription agreements with certain investors in August 2023 providing for the private placement of our Class A common stock pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of $145.0 million, proceeds from the issuance of Class A common stock to Stellantis with an aggregate value of $95.0 million, and proceeds from shares issued under the ATM Program of $20.7 million, partially offset by the repayment of term loans to Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, for $10.0 million.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and our actual results, our future financial statements will be affected.

The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgements, often as a result of the need to make estimates of matters that are inherently uncertain.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to a full understanding and evaluation of our consolidated financial statements. For additional information, refer to Note 3 - Summary of Significant Accounting Policies to our consolidated financial statements.

Stock-Based Compensation

We account for stock-based compensation awards granted to employees and non-employees by recording compensation expense based on each award's grant date estimated fair value over the vesting period, in accordance with ASC 718, *Compensation — Stock Compensation*. We estimate the fair value of RSUs based on the fair value of our common stock on the date of grant.

The fair value of RSUs that vest based on service conditions is determined based on the value of the underlying common stock at the date of grant. The Founder Grants vest when either a market condition or performance condition is satisfied. We determined the fair value of the performance award by utilizing the trading price on September 16, 2021. When the applicable performance milestone is deemed probable of being achieved, we will recognize compensation expense for the portion earned to date over the requisite period. For the market condition award, we estimated the fair value using a Monte Carlo simulation model. We recognize compensation expense for the market award on a straight-line basis over the derived service period. Determining the fair value for the market condition award under this model requires subjective assumptions, including the expected volatility of the price of our common stock. If the applicable performance condition is not probable of being achieved, compensation cost for the value of the award incorporating the market condition is recognized, so long as the requisite service is provided. If the performance milestone becomes probable of being achieved, the full fair value of the award will be recognized, and any remaining expense for the market award will be cancelled.

Income Taxes

We are subject to income taxes in the United States and other jurisdictions. Our income tax provision consists of an estimate of federal, state and foreign income taxes based on enacted federal, state and foreign tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

We recognize tax benefits from uncertain tax positions only if we believe that it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of issues under audit or expiration of statute of limitation, changes in or interpretations of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences may affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations.

Significant judgment is applied when assessing the need for valuation allowances and includes the evaluation of historical income (loss) adjusted for the effects of non-recurring items. Areas of estimation include consideration of future taxable income. We have placed a full valuation allowance against our federal and state deferred tax assets since the recovery of the assets is uncertain. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, the adjustment related to valuation allowances would be reported as an increase to income.

Recent Accounting Pronouncements

See Note 3 - Summary of Significant Accounting Policies to our consolidated financial statements for a discussion about accounting pronouncements recently adopted and recently issued and not yet adopted.

Credit Risk

Financial instruments, which subject us to concentrations of credit risk, consist primarily of cash and cash equivalents. Our cash and cash equivalents are held at several long-standing financial institutions located in the United States. At times, cash account balances with any one financial institution may exceed Federal Deposit Insurance Corporation insurance limits ($250 thousand per depositor per institution). We have not experienced any losses due to these excess deposits and believe this risk is not significant. We have established guidelines regarding diversification of our investments and their maturities that are designed to preserve principal and achieve liquidity requirements. We review these guidelines and modify them as necessary based on updated liquidity needs and changes in our operations and financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to market risk for changes in interest rates applicable to our borrowings and investments in money market funds. The Loan under the Credit Agreement accrues interest from and including the date the applicable advance is made but excluding the repayment date at a rate of the SOFR, plus 2.0% subject to a SOFR floor of 0.0%. Additionally, we had cash, cash equivalents, and restricted cash totaling $841.3 million as of December 31, 2024. Cash equivalents were invested in money market funds. The primary objectives of our investment activities are to preserve principal and achieve liquidity requirements. We do not enter into investments for trading or speculative purposes. A hypothetical 100 basis point change in interest rates applicable to the Loan under the Credit Agreement or with respect to our investment portfolio would not have had a material impact on the fair value of our portfolio for the periods presented and our future interest income and expense.

Item 8. Financial Statements and Supplementary Data

<p align="center">Index to Consolidated Financial Statements</p>

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Archer Aviation Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Archer Aviation Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and Development Costs

As described in Note 3 to the consolidated financial statements, research and development ("R&D") costs are expensed as incurred and are primarily comprised of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for employees focused on R&D activities, costs associated with building prototype aircraft, other related costs, depreciation, and an allocation of general overhead. R&D efforts focus on the design and development of the Company's eVTOL aircraft, including certain of the systems that are used in it. The Company's research and development expense for the year ended December 31, 2024 was $357.7 million.

The principal consideration for our determination that performing procedures relating to research and development costs is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's research and development costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to research and development costs. These procedures also included, among others, testing, on a sample basis, the completeness and accuracy of research and development costs by obtaining and inspecting source documents, such as underlying contracts, purchase orders, invoices received, and information received from certain third-party service providers, where applicable.

/s/ PricewaterhouseCoopers LLP

Irvine, California
February 27, 2025

We have served as the Company's auditor since 2020.

Archer Aviation Inc.
Consolidated Balance Sheets
(In millions, except share and per share data)

	As of December 31,	
	2024	**2023**
Assets		
Current assets		
Cash and cash equivalents	$ 834.5	$ 464.6
Restricted cash	6.8	6.9
Prepaid expenses	12.5	7.9
Other current assets	4.6	0.8
Total current assets	858.4	480.2
Property and equipment, net	126.8	57.6
Intangible assets, net	0.3	0.4
Right-of-use assets	8.1	8.9
Other long-term assets	7.6	7.2
Total assets	$ 1,001.2	$ 554.3
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 14.6	$ 14.3
Current portion of lease liabilities	3.7	2.8
Accrued expenses and other current liabilities	52.8	96.9
Total current liabilities	71.1	114.0
Notes payable	64.0	7.2
Lease liabilities, net of current portion	11.3	13.2
Warrant liabilities	89.4	39.9
Other long-term liabilities	12.8	12.9
Total liabilities	248.6	187.2
Commitments and contingencies (Note 7)		
Stockholders' equity		
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2024 and 2023	—	—
Class A common stock, $0.0001 par value; 1,400,000,000 and 700,000,000 shares authorized as of December 31, 2024 and 2023, respectively; 503,777,464 and 265,617,341 shares issued and outstanding as of December 31, 2024 and 2023, respectively	0.1	—
Class B common stock, $0.0001 par value; 300,000,000 shares authorized; 0 and 38,165,615 shares issued and outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid-in capital	2,438.4	1,515.9
Accumulated deficit	(1,685.6)	(1,148.8)
Accumulated other comprehensive loss	(0.3)	—
Total stockholders' equity	752.6	367.1
Total liabilities and stockholders' equity	$ 1,001.2	$ 554.3

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Operations
(In millions, except share and per share data)

		Year Ended December 31,				
		2024		**2023**		**2022**
Operating expenses						
Research and development	$	357.7	$	276.4	$	171.5
General and administrative		152.0		168.4		165.1
Other warrant expense		—		2.1		10.8
Total operating expenses		509.7		446.9		347.4
Loss from operations		(509.7)		(446.9)		(347.4)
Other income (expense), net		(48.8)		(26.9)		27.8
Interest income, net		21.9		16.4		2.3
Loss before income taxes		(536.6)		(457.4)		(317.3)
Income tax expense		(0.2)		(0.5)		—
Net loss	$	(536.8)	$	(457.9)	$	(317.3)
Net loss per share, basic and diluted	$	(1.42)	$	(1.69)	$	(1.32)
Weighted-average shares outstanding, basic and diluted		376,734,395		270,408,132		240,476,894

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Comprehensive Loss
(In millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
Net loss	$ (536.8)	$ (457.9)	$ (317.3)
Other comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale securities, net of tax	—	0.8	(0.8)
Foreign currency translation loss	(0.3)	—	—
Total other comprehensive income (loss)	(0.3)	0.8	(0.8)
Comprehensive loss	$ (537.1)	$ (457.1)	$ (318.1)

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Stockholders' Equity
(In millions, except share data)

| | Common Stock | | | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total |
| | Class A | | Class B | | | | | |
	Shares	Amount	Shares	Amount				
Balance as of December 31, 2021	162,789,591	$ —	74,937,945	$ —	$ 1,072.5	$ (373.6)	$ —	$ 698.9
Conversion of Class B common stock to Class A common stock	8,406,170	—	(8,406,170)	—	—	—	—	—
Issuance of restricted stock units and restricted stock expense	5,269,553	—	—	—	71.3	—	—	71.3
Exercise of stock options	1,435,424	—	2,208,728	—	0.4	—	—	0.4
Issuance of warrants and warrant expense	—	—	—	—	14.1	—	—	14.1
Cancellation of Class B common stock (Note 9)	—	—	(5,002,306)	—	—	—	—	—
Stock-based compensation	—	—	—	—	26.7	—	—	26.7
Net loss	—	—	—	—	—	(317.3)	—	(317.3)
Other comprehensive loss	—	—	—	—	—	—	(0.8)	(0.8)
Balance as of December 31, 2022	177,900,738	—	63,738,197	—	1,185.0	(690.9)	(0.8)	493.3
Conversion of Class B common stock to Class A common stock	26,449,869	—	(26,449,869)	—	—	—	—	—
Issuance of Class A common stock	1,985,559	—	—	—	11.6	—	—	11.6
Issuance of restricted stock units and restricted stock expense	7,405,542	—	—	—	(6.6)	—	—	(6.6)
Exercise of stock options	1,149,934	—	877,287	—	0.2	—	—	0.2
Issuance of warrants and warrant expense	—	—	—	—	46.0	—	—	46.0
Exercise of warrants	2,942,778	—	—	—	—	—	—	—
Common stock withheld related to net share settlement of equity awards	(1,378,367)	—	—	—	(3.5)	—	—	(3.5)
Common stock issued under employee stock purchase plan	1,228,632	—	—	—	2.9	—	—	2.9
Common stock issued under stock purchase agreement	18,650,273	—	—	—	89.6	—	—	89.6
Common stock issued under at-the-market program	3,109,097	—	—	—	19.5	—	—	19.5
PIPE financing	26,173,286	—	—	—	139.0	—	—	139.0
Stock-based compensation	—	—	—	—	32.2	—	—	32.2
Net loss	—	—	—	—	—	(457.9)	—	(457.9)
Other comprehensive income	—	—	—	—	—	—	0.8	0.8
Balance as of December 31, 2023	265,617,341	—	38,165,615	—	1,515.9	(1,148.8)	—	367.1

	Common Stock				Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Class A		Class B					
	Shares	Amount	Shares	Amount				
Conversion of Class B common stock to Class A common stock	43,434,962	—	(43,434,962)	—	—	—	—	—
Issuance of Class A common stock	1,685,994	—	—	—	5.9	—	—	5.9
Issuance of restricted stock units and restricted stock expense	13,774,204	—	5,002,306	—	46.5	—	—	46.5
Exercise of stock options	732,072	—	267,041	—	—	—	—	—
Issuance of warrants and warrant expense	—	—	—	—	55.2	—	—	55.2
Exercise of warrants	13,242,767	—	—	—	—	—	—	—
Common stock issued under employee stock purchase plan	1,723,996	—	—	—	4.8	—	—	4.8
Common stock issued under stock purchase agreement	17,401,153	—	—	—	53.5	—	—	53.5
Common stock issued under at-the-market program	32,971,617	—	—	—	137.8	—	—	137.8
PIPE financing	113,193,358	0.1	—	—	565.7	—	—	565.8
Stock-based compensation	—	—	—	—	53.1	—	—	53.1
Net loss	—	—	—	—	—	(536.8)	—	(536.8)
Other comprehensive loss	—	—	—	—	—	—	(0.3)	(0.3)
Balance as of December 31, 2024	503,777,464	$ 0.1	—	$ —	$ 2,438.4	$ (1,685.6)	$ (0.3)	$ 752.6

See accompanying notes to consolidated financial statements.

Archer Aviation Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities			
Net loss	$ (536.8) $	(457.9) $	(317.3)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation, amortization and other	11.7	6.5	4.4
Debt discount and issuance cost amortization	—	0.7	0.5
Stock-based compensation	108.8	45.2	102.8
Change in fair value of warrant liabilities and other warrant costs	49.5	32.9	(22.9)
Gain on issuance of common stock	(1.5)	(3.6)	—
Non-cash lease expense	3.0	3.8	4.6
Research and development warrant expense	8.1	17.5	2.9
General and administrative warrant expense	0.2	—	—
Other warrant expense	—	2.1	10.8
Technology and dispute resolution agreements expense	5.6	70.3	—
Interest income on short-term investments	—	—	(0.5)
Accretion and amortization income of short-term investments	—	(2.3)	(4.9)
Changes in operating assets and liabilities:			
Prepaid expenses	(4.0)	1.9	(2.2)
Other current assets	(4.1)	0.8	(1.2)
Other long-term assets	(2.4)	(5.0)	0.4
Accounts payable	(0.1)	9.2	(0.1)
Accrued expenses and other current liabilities	(4.3)	2.3	15.6
Operating lease right-of-use assets and lease liabilities, net	(3.3)	2.4	(3.4)
Other long-term liabilities	1.0	1.6	10.1
Net cash used in operating activities	(368.6)	(271.6)	(200.4)
Cash flows from investing activities			
Purchase of short-term investments	—	—	(487.4)
Proceeds from maturities of short-term investments	—	465.0	30.0
Purchase of property and equipment	(82.0)	(44.3)	(6.9)
Net cash provided by (used in) investing activities	(82.0)	420.7	(464.3)
Cash flows from financing activities			
Proceeds from issuance of debt	57.5	7.5	—
Repayment of long-term debt	—	(10.0)	(10.0)
Payment of debt issuance costs	(0.7)	(0.3)	—
Payments for taxes related to net share settlement of equity awards	—	(3.5)	—
Proceeds from PIPE financing	590.1	145.0	—
Payment of offering costs in connection with PIPE financing	(24.3)	(6.0)	—
Proceeds from shares issued under at-the-market program	138.3	20.7	—
Payment of offering costs in connection with at-the-market program	(0.3)	(1.2)	—
Proceeds from exercise of stock options	—	—	0.1
Proceeds from shares issued under employee stock purchase plan	4.8	2.9	—
Proceeds from issuance of common stock	55.0	95.0	—
Net cash provided by (used in) financing activities	820.4	250.1	(9.9)
Net increase (decrease) in cash, cash equivalents, and restricted cash	369.8	399.2	(674.6)
Cash, cash equivalents, and restricted cash, beginning of period	471.5	72.3	746.9
Cash, cash equivalents, and restricted cash, end of period	$ 841.3 $	471.5 $	72.3
Supplemental Cash Flow Information:			
Cash paid for interest	$ 2.5 $	0.8 $	1.5
Non-cash investing and financing activities:			
Purchases of property and equipment included in accounts payable and accrued expenses	7.8	10.8	3.1

See accompanying notes to consolidated financial statements.

Note 1 - Organization and Nature of Business

Organization and Nature of Business

Archer Aviation Inc. (the "Company"), a Delaware corporation, with its headquarters located in San Jose, California, is an aerospace company. The Company is developing technologies and aircraft that will power the future of advanced aviation. The Company's primary product is an electric vertical take-off and landing ("eVTOL") aircraft.

The Company's Planned Lines of Business

The Company intends to operate the following lines of business:

Commercial

This is planned to consist of the sale of the Company's commercial aircraft and related technologies and services ("Archer Direct") and direct-to-consumer aerial ride share services in select metropolitan areas around the world ("Archer UAM").

Defense

This is planned to consist of the sale of aircraft and related technologies for defense applications.

Business Combination

The Company went public through a de-SPAC transaction in September 2021 as a result of the merger agreement that was entered into in February 2021 (the "Business Combination Agreement") by Archer Aviation Inc., a Delaware corporation (that existed prior to the closing of the Business Combination (as defined below), "Legacy Archer"), Atlas Crest Investment Corp., a Delaware Corporation ("Atlas") and Artemis Acquisition Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Atlas ("Merger Sub"). Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy Archer and Atlas was effected by the merger of Merger Sub with and into Legacy Archer, with Legacy Archer surviving the merger as a wholly-owned subsidiary of Atlas (collectively with the other transactions described in the Business Combination Agreement, the "Business Combination"). Following the consummation of the Business Combination on September 16, 2021, Legacy Archer changed its name to Archer Aviation Operating Corp., and Atlas changed its name to Archer Aviation Inc. and it became the successor registrant with the Securities and Exchange Commission ("SEC"). The Company's Class A common stock and public warrants are listed on the NYSE under the symbols "ACHR" and "ACHR WS," respectively.

The financial statements included in this report reflect (i) the historical operating results of Legacy Archer prior to the Business Combination; (ii) the combined results of Atlas and Legacy Archer following the closing of the Business Combination; (iii) the assets and liabilities of Legacy Archer at their historical cost; and (iv) the Company's equity structure for all periods presented.

Note 2 - Liquidity and Going Concern

Since the Company's formation, the Company has devoted substantial effort and capital resources to the design and development of its planned aircraft, UAM network and business lines. Funding of these activities has primarily been through the net proceeds received from the issuance of related and third-party debt (Note 6 - Notes Payable), and the sale of preferred and common stock to related and third parties (Note 8 - Preferred and Common Stock). Through December 31, 2024, the Company has incurred cumulative losses from operations, negative cash flows from operating activities, and has an accumulated deficit of $1,685.6 million. As of December 31, 2024, the Company had cash and cash equivalents of $834.5 million, which management believes will be sufficient to fund the Company's current operating plan for at least the next 12 months from the date these consolidated financial statements were issued.

Archer Aviation Inc.
Notes to Consolidated Financial Statements

There can be no assurance that the Company will be successful in achieving its business plans, that the Company's current capital will be sufficient to support its ongoing business plans, or that any additional financing will be available in a timely manner or on acceptable terms, if at all. If the Company's business plans require it to raise additional capital, but the Company is unable to do so, it may be required to alter, or scale back its aircraft design, development and certification programs, as well as its manufacturing capabilities, or be unable to fund capital expenditures. Any such events would have a material adverse effect on the Company's financial position, results of operations, cash flows, and ability to achieve the Company's intended business plans.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

On an ongoing basis, management evaluates its estimates, including those related to the: (i) realization of deferred tax assets and estimates of tax liabilities, (ii) fair value of debt, (iii) fair value of share-based payments, (iv) valuation of leased assets and liabilities, and (v) estimated useful lives of long-lived assets. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Cash, Cash Equivalents, and Restricted Cash

Cash consists of cash on deposit with financial institutions. Cash equivalents consist of short-term, highly liquid financial instruments that are readily convertible to cash and have maturities of three months or less from the date of purchase. As of December 31, 2024 and 2023, the Company's cash and cash equivalents included money market funds of $729.9 million and $339.6 million, respectively.

Restricted cash consists primarily of cash held as security for the Company's standby letters of credit. Refer to Note 7 - Commitments and Contingencies for additional information.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheets that sum to amounts reported on the consolidated statements of cash flows (in millions):

	As of December 31,	
	2024	2023
Cash and cash equivalents	$ 834.5	$ 464.6
Restricted cash	6.8	6.9
Total cash, cash equivalents, and restricted cash	$ 841.3	$ 471.5

Short-Term Investments

The Company had short-term investments in marketable securities with original maturities of less than one year, including United States Treasury securities, corporate debt securities and commercial paper. The Company classifies its marketable securities as available-for-sale at the time of purchase and reevaluates such classification at each balance sheet date. These marketable securities are carried at fair value, and unrealized gains and losses are recorded in other comprehensive loss in the consolidated statements of comprehensive loss, which is reflected as a component of stockholders' equity. These marketable securities are assessed as to whether those with unrealized loss positions are other than temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely the securities will be sold before the recovery of their cost basis. If the impairment is deemed other than temporary, the security is written down to its fair value and a loss is recognized in other income (expense), net. Realized gains and losses from the sale of marketable securities and from declines in value deemed to be other than temporary are determined based on the specific identification method and recognized in other income (expense), net in the consolidated statements of operations. As of December 31, 2024 and 2023, the Company had no short-term investments.

Fair Value Measurements

The Company applies the provisions of Accounting Standards Codification ("ASC") 820, *Fair Value Measurement,* which defines a single authoritative definition of fair value, sets out a framework for measuring fair value, and expands on required disclosures about fair value measurements. The provisions of ASC 820 relate to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring and nonrecurring basis. The standard clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying amounts of the Company's cash, accounts payable, accrued compensation, and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

The following tables present information about the Company's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in millions):

Description	As of December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 729.9	$ —	$ —	$ 729.9
Liabilities:				
Warrant liability – public warrants	$ 56.0	$ —	$ —	$ 56.0
Warrant liability – private placement warrants	$ —	$ —	33.4	$ 33.4

Description	As of December 31, 2023 Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 339.6	$ —	$ —	$ 339.6
Liabilities:				
Warrant liability – public warrants	$ 25.4	$ —	$ —	$ 25.4
Warrant liability – private placement warrants	$ —	$ —	$ 14.5	$ 14.5
Accrued technology and dispute resolutions agreements liability	$ —	$ —	$ 44.0	$ 44.0

Cash Equivalents

The Company's cash equivalents consist of short-term, highly liquid financial instruments that are readily convertible to cash and have maturities of three months or less from the date of purchase. The Company classifies its money market funds as Level 1, because they are valued based on quoted market prices in active markets.

The following tables present a summary of the Company's cash equivalents as of December 31, 2024 and 2023 (in millions):

Description	As of December 31, 2024 Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Money market funds	$ 729.9	$ —	$ —	$ 729.9
Total	$ 729.9	$ —	$ —	$ 729.9

Description	As of December 31, 2023 Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents:				
Money market funds	$ 339.6	$ —	$ —	$ 339.6
Total	$ 339.6	$ —	$ —	$ 339.6

Public Warrants

The measurement of the public warrants as of December 31, 2024 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker "ACHR WS". The quoted price of the public warrants was $3.22 and $1.46 per warrant as of December 31, 2024 and 2023, respectively.

Private Placement Warrants

The Company utilizes a Monte Carlo simulation model for the private placement warrants at each reporting period, with changes in fair value recognized in the consolidated statements of operations. The estimated fair value of the private placement warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, and dividend yield.

The key inputs into the Monte Carlo simulation model for the private placement warrants are as follows:

Input	December 31, 2024		December 31, 2023	
Stock price	$	9.75	$	6.14
Strike price	$	11.50	$	11.50
Term (in years)		1.7		2.7
Risk-free rate		4.2 %		4.0 %
Volatility		92.1 %		70.2 %
Dividend yield		0.0 %		0.0 %

Accrued Technology and Dispute Resolution Agreements Liability

Under the Technology and Dispute Resolution Agreements, the Company recognized an accrued technology and dispute resolution agreements liability related to the Wisk Warrant (as defined below). See Note 7 - Commitments and Contingencies for additional information. The Company utilizes a Monte Carlo simulation model for the accrued technology and dispute resolution agreements liability at each reporting period, with changes in fair value recognized in the consolidated statements of operations. The estimated fair value of the accrued technology and dispute resolution agreements liability is determined using Level 3 inputs. Inherent in a Monte Carlo simulation model are assumptions related to expected share-price volatility, expected life, risk-free interest rate, and dividend yield.

The key inputs into the Monte Carlo simulation model for the accrued technology and dispute resolution agreements liability are as follows:

Input	December 31, 2023	
Stock price	$	6.14
Strike price	$	0.01
Term (in years)		0.1
Risk-free rate		5.4 %
Volatility		60.0 %
Dividend yield		0.0 %

The following table presents the change in fair value of the Company's Level 3 private placement warrants and accrued technology and dispute resolution agreements liability during the years ended December 31, 2024 and 2023 (in millions):

Balance as of December 31, 2022	$	2.5
Additions: accrued technology and dispute resolution agreements liability		48.0
Change in fair value		8.0
Balance as of December 31, 2023 [1]		58.5
Less: settlement of accrued technology and dispute resolution agreements liability		(54.3)
Change in fair value		29.2
Balance as of December 31, 2024	$	33.4

[1] As of December 31, 2023, $14.5 million and $44.0 million were recorded within warrant liabilities and accrued expenses and other current liabilities, respectively, in the consolidated balance sheets.

In connection with the change in fair value of the Company's private placement warrants, the Company recognized a loss of $18.9 million and $12.0 million during the years ended December 31, 2024 and 2023, respectively, and a gain of $7.6 million during the year ended December 31, 2022, within other income (expense), net in the consolidated statements of operations. Refer to Note 11 - Liability Classified Warrants for additional information about the private placement warrants.

In connection with the change in fair value of the accrued technology and dispute resolution agreements liability, the Company recognized a loss of $10.3 million and a gain of $4.0 million within general and administrative expenses in the consolidated statements of operations during the years ended December 31, 2024 and 2023, respectively. Refer to Note 7 - Commitments and Contingencies for additional information about the accrued technology and dispute resolution agreements liability.

Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Certain financial instruments, including debt, are not measured at fair value on a recurring basis in the consolidated balance sheets. The fair value of debt as of December 31, 2024 approximates its carrying value (Level 2). Refer to Note 6 - Notes Payable for additional information.

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

Certain assets and liabilities are subject to measurement at fair value on a non-recurring basis if there are indicators of impairment or if they are deemed to be impaired as a result of an impairment review.

Intangible Assets, Net

Intangible assets consist solely of domain names and are recorded at cost, net of accumulated amortization, and if applicable, impairment charges. Amortization of domain names is provided over a 15-year estimated useful life on a straight-line basis or based on the pattern in which economic benefits are consumed, if reliably determinable. The Company reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has analyzed a variety of factors to determine if any circumstance could trigger an impairment loss, and, at this time and based on the information presently known, no event has occurred and indicated that it is more likely than not that an impairment loss has been incurred. Therefore, the Company did not record any impairment charges for its intangible assets for the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 and 2023, the net carrying amounts for domain names were $0.3 million and $0.4 million, respectively, and were recorded in the Company's consolidated balance sheets.

Property and Equipment, Net

Property and equipment are stated at historical cost less accumulated depreciation. Expenditures for major renewals and betterment are capitalized, while minor replacements, maintenance, and repairs, which do not extend the asset lives, are charged to operations as incurred. Upon sale or disposition, the cost and related accumulated depreciation is removed from the accounts, and any difference between the selling price and net carrying amount is recorded as a gain or loss in the consolidated statements of operations.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

	Useful Life (In years)
Building	40
Furniture, fixtures, and equipment	5
Vehicles	5
Computer hardware	3
Computer software	3
Website design	2
Building and leasehold improvements	Shorter of building useful life / lease term or the asset standard life

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, consisting primarily of property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Such triggering events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being or intended to be used, a significant adverse change in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets including any cash flows upon their eventual disposition to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. The Company did not identify any events or changes in circumstances that would indicate that the Company's long-lived assets may be impaired and therefore determined there was no impairment of long-lived assets during all periods presented.

Cloud Computing Arrangements

The Company capitalizes certain implementation costs incurred in the application development stage of projects related to its cloud computing arrangements that are service contracts. Capitalized implementation costs are recognized in other long-term assets in the consolidated balance sheets and amortized on a straight-line basis over the fixed, noncancellable term of the associated hosting arrangement plus any reasonably certain renewal periods. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. As of December 31, 2024 and 2023, the net carrying amounts of the Company's capitalized cloud computing implementation costs were $5.9 million and $6.4 million, respectively.

Contract Liabilities

The Company records contract liabilities related to differences between the timing of cash receipts from the customer and the recognition of revenue. Contract liabilities consisted of the following (in millions):

| | Year Ended December 31, | |
	2024	2023
Current portion of contract liabilities	$ 0.9	$ —
Contract liabilities, net of current portion	11.8	10.8
Total	$ 12.7	$ 10.8

Current portion of contract liabilities is recorded in accrued expenses and other current liabilities and contract liabilities, net of current portion is recorded in other long-term liabilities in the Company's consolidated balance sheets. As of December 31, 2024 and 2023, the Company's contract liabilities included a $10.0 million pre-delivery payment received from United Airlines, Inc. ("United") under the terms of the Amended United Purchase Agreement (defined below) (see Note 9 - Stock-Based Compensation), and installment payments received under a contract order with the United States Air Force for the design, development, and ground test of the Company's production aircraft, Midnight, of $1.8 million and $0.8 million, respectively. No revenues were recognized during the years ended December 31, 2024, 2023 and 2022.

Operating Expenses

Research and Development

Research and development ("R&D") costs are expensed as incurred and are primarily comprised of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for employees focused on R&D activities, costs associated with building prototype aircraft, other related costs, depreciation, and an allocation of general overhead. R&D efforts focus on the design and development of the Company's eVTOL aircraft, including certain of the systems that are used in it.

General and Administrative

General and administrative expenses are primarily comprised of personnel-related costs including salaries, bonuses, benefits, and stock-based compensation for employees associated with the Company's administrative services such as finance, legal, human resources, and information technology, other related costs, depreciation, and an allocation of general overhead. General and administrative expenses include charges relating to the Technology and Dispute Resolution Agreements (defined below) for the years ended December 31, 2024 and 2023, and stock-based compensation expense related to restricted stock units ("RSUs") granted to the Company's founders pursuant to the terms and conditions of the Business Combination Agreement immediately prior to closing (each, a "Founder Grant" and collectively, the "Founder Grants") for the years ended December 31, 2024, 2023 and 2022. Refer to Note 7 - Commitments and Contingencies and Note 9 - Stock-Based Compensation for additional information.

Other Warrant Expense

Other warrant expense consists entirely of non-cash expense related to the warrants issued in conjunction with the execution of the purchase agreement ("United Purchase Agreement"), collaboration agreement ("United Collaboration Agreement"), and warrant agreement ("United Warrant Agreement") with United. Refer to Note 9 - Stock-Based Compensation for additional information.

Stock-Based Compensation

The Company's stock-based compensation awards consist of options granted to employees and non-employees and RSUs granted to employees, directors, and non-employees that convert into shares of the Company's Class A common stock upon vesting. The Company recognizes stock-based compensation expense in accordance with the provisions of ASC 718, *Compensation - Stock Compensation*. ASC 718 requires the measurement and recognition of compensation expense for all stock-based compensation awards made to employees, directors, and non-employees to be based on the grant date fair values of the awards.

Fair Value of Common Stock

The fair value of the Company's common stock is based on the closing price of the Company's Class A common stock, as quoted on the NYSE, on the date of grant.

Leases

The Company accounts for leases in accordance with ASC 842, *Leases*, and determines if an arrangement is a lease at its inception. Right-of-use ("ROU") assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date. The incremental borrowing rate is the rate of interest the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments for a term similar to the lease term in a similar economic environment as the lease. The lease term includes renewal options when it is reasonably certain that the option will be exercised and excludes termination options. To the extent that the Company's agreements have variable lease payments, the Company includes variable lease payments that depend on an index or a rate and excludes those that depend on facts or circumstances occurring after the commencement date, other than the passage of time.

Lease expense for leases is recognized on a straight-line basis over the lease term. The Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. In addition, the Company has elected as an accounting policy, the practical expedient to not separate lease and non-lease components within a contract and instead treat it as a single lease component. Operating leases are included in ROU assets, current portion of lease liabilities, and lease liabilities, net of current portion in the Company's consolidated balance sheets.

Income Taxes

The Company accounts for its income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the basis used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more-likely-than-not that the Company will not realize those tax assets through future operations. Significant judgment is applied when assessing the need for valuation allowances and includes the evaluation of historical income (loss) adjusted for the effects of non-recurring items. Areas of estimation include consideration of future taxable income. The Company has placed a full valuation allowance against its federal and state deferred tax assets since the recovery of the assets is uncertain. Should a change in circumstances lead to a change in judgment about the utilization of deferred tax assets in future years, the adjustment related to valuation allowances would be reported as an increase to income.

The Company utilizes the guidance in ASC 740-10, *Income Taxes*, to account for uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more-likely-than-not of being realized and effectively settled. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in the income tax provision.

Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding. For all periods presented, the calculation of basic net loss per share excludes shares issued upon the early exercise of stock options where the vesting conditions have not been satisfied. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The Company also excludes unvested shares subject to repurchase in the number of shares outstanding in the consolidated balance sheets and statements of stockholders' equity.

Because the Company reported net losses for all periods presented, diluted loss per share is the same as basic loss per share.

Contingently issuable shares, including equity awards with performance conditions, are considered outstanding common shares and included in the computation of basic net loss per share as of the date that all necessary conditions to earn the awards have been satisfied. Prior to the end of the contingency period, the number of contingently issuable shares included in diluted net loss per share is based on the number of shares, if any, that would be issuable under the terms of the arrangement at the end of the reporting period.

Because the Company reported net losses for all periods presented, all potentially dilutive common stock equivalents are antidilutive and have been excluded from the calculation of net loss per share. The diluted net loss per common share was the same for Class A and Class B common shares because they are entitled to the same liquidation and dividend rights.

The following table presents the number of antidilutive shares excluded from the calculation of diluted net loss per share:

	Year Ended December 31,		
	2024	**2023**	**2022**
Options to purchase common stock	2,118,011	3,174,114	5,335,974
Unvested restricted stock units	28,658,246	33,397,483	45,021,632
Warrants	38,347,301	52,011,560	30,558,565
Shares issuable under the Employee Stock Purchase Plan (Note 9)	527,764	931,412	712,838
Total	69,651,322	89,514,569	81,629,009

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The Company has determined that it operates as a single operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis. The CODM uses net loss for purposes of making operating decisions, allocating resources, and evaluating financial performance. Given the Company's pre-revenue operating stage, it currently has no concentration exposure to products, services, or customers. Segment asset information is not used by the CODM to allocate resources.

The following table presents significant expenses provided to the CODM (in millions):

	Year Ended December 31,		
	2024	2023	2022
Operating expenses			
Depreciation and amortization expense	$ 11.7	$ 6.5	$ 3.1
Research and development warrant expense	8.1	17.5	2.9
Stock-based compensation	108.8	45.2	102.8
Technology and dispute resolution agreements	12.0	70.3	—
General and administrative warrant expense	0.2	—	—
Other research and development expense	290.9	224.6	140.1
Other general and administrative expense	78.0	80.7	87.7
Other warrant expense	—	2.1	10.8
Total operating expenses	509.7	446.9	347.4
Loss from operations	(509.7)	(446.9)	(347.4)
Other income (expense), net	(48.8)	(26.9)	27.8
Interest income, net	21.9	16.4	2.3
Loss before income taxes	(536.6)	(457.4)	(317.3)
Income tax expense	(0.2)	(0.5)	—
Net loss	$ (536.8)	$ (457.9)	$ (317.3)

Comprehensive Loss

Comprehensive loss includes all changes in equity during the period from non-owner sources. The Company's comprehensive loss consists of its net loss, its unrealized gains or losses on available-for-sale securities and foreign currency translation gains or losses.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which expands reportable segment disclosure requirements through enhanced disclosures about significant segment expenses, interim segment profit or loss and assets, and how the CODM uses reported segment profit or loss information in assessing segment performance and allocating resources. The Company adopted ASU 2023-07 effective January 1, 2024. Refer to Note 3 - Summary of Significant Accounting Policies for additional information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires disclosure of incremental income tax information related to the income tax rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. The update is effective for annual periods beginning after December 15, 2024 on a prospective basis, and retrospective application is permitted. The Company is currently evaluating the impact of ASU 2023-09 on its disclosures within its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disclosure of additional information about specific expense categories in the notes to the financial statements. The update is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The update can be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any of all prior periods presented in the financial statements. The Company is currently evaluating the impact of ASU 2024-03 on its disclosures within its consolidated financial statements.

Note 4 - Property and Equipment, Net

Property and equipment, net, consisted of the following (in millions):

	As of December 31,	
	2024	2023
Building	$ 64.4	$ —
Furniture, fixtures, and equipment	24.7	7.9
Vehicles	0.1	0.1
Computer hardware	5.8	5.3
Computer software	1.9	1.5
Website design	0.8	0.8
Building and leasehold improvements	34.2	33.0
Construction in progress	13.3	18.4
Total property and equipment	145.2	67.0
Less: Accumulated depreciation	(18.4)	(9.4)
Total property and equipment, net	$ 126.8	$ 57.6

The following table presents depreciation expense included in each respective expense category in the consolidated statements of operations (in millions):

	Year Ended December 31,		
	2024	2023	2022
Research and development	$ 9.8	$ 5.3	$ 2.3
General and administrative	0.5	0.5	0.8
Total depreciation expense	$ 10.3	$ 5.8	$ 3.1

Note 5 - Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in millions):

	As of December 31,	
	2024	2023
Accrued professional fees	$ 6.5	$ 9.5
Accrued employee costs	22.2	16.7
Accrued parts and materials	12.5	12.1
Taxes payable	1.1	1.4
Accrued capital expenditures	5.6	9.2
Accrued cloud computing implementation costs	0.1	0.3
Accrued technology and dispute resolution agreements liability (Note 7)	—	44.0
Current portion of contract liabilities	0.9	—
Other current liabilities	3.9	3.7
Total	$ 52.8	$ 96.9

Note 6 - Notes Payable

Notes payable consisted of the following (in millions):

	As of December 31,			
	2024		2023	
Synovus Bank Loan	$	65.0	$	7.5
Loan unamortized discount and loan issuance costs		(1.0)		(0.3)
Total debt, net of discount and loan issuance costs		64.0		7.2
Less current portion, net of discount and loan issuance costs		—		—
Total long-term notes payable, net of discount and loan issuance costs	$	64.0	$	7.2

Synovus Bank Loan

On October 5, 2023, the Company entered into a credit agreement (the "Credit Agreement") with Synovus Bank, as administrative agent and lender, and the additional lenders (the "Lenders") from time to time. The Company may request the Lenders to provide multiple term loan advances (together, the "Loan") in an aggregate principal amount of up to $65.0 million for the construction and development of the Company's manufacturing facility in Covington, Georgia.

The Company is required to make 120 monthly interest payments from November 14, 2023 until maturity, and 84 equal monthly principal installments from November 14, 2026 until maturity. The Credit Agreement matures on the earlier of October 5, 2033 or the date on which the outstanding Loan has been declared or automatically becomes due and payable pursuant to the terms of the Credit Agreement.

The interest rate on the Loan is a floating rate per annum equal to secured overnight financing rate (as defined in the Credit Agreement) plus the applicable margin of 2.0%, which increases by 5.0% per annum upon the occurrence of an event of default.

The Company's obligations under the Credit Agreement are secured by funds in a collateral account and the Credit Agreement is guaranteed by the Company's domestic subsidiaries. The Company may prepay with certain premium that links to the passage of time, and in certain circumstances would be required to prepay the Loan under the Credit Agreement without payment of a premium. The Credit Agreement contains customary representations and warranties, customary affirmative and negative covenants, and customary events of default. As of December 31, 2024, the Company was in compliance with all the covenants of the Credit Agreement.

The Company has drawn down $65.0 million of the Loan as of December 31, 2024. The effective interest rate for the draw downs ranged from 6.7% to 7.2% and 7.7% to 8.2% as of December 31, 2024 and 2023, respectively. The Company incurred issuance costs of $1.0 million related to the loan outstanding as of December 31, 2024. The loan issuance costs will be amortized to interest expense over the contractual term of the Loan. During the years ended December 31, 2024 and 2023, the Company recognized interest expense of $0.1 million and $0.1 million, respectively, including an immaterial amount related to the amortization of issuance costs within interest income, net in the consolidated statements of operations. The carrying value of the Loan, net of unamortized issuance costs of $1.0 million was $64.0 million as of December 31, 2024.

The future scheduled principal maturities of the Loan as of December 31, 2024 are as follows (in millions):

2025	$	—
2026		0.4
2027		2.6
2028		2.6
2029		2.6
Thereafter		56.8
	$	65.0

Silicon Valley Bank ("SVB") Loan

On July 9, 2021, the Company, as the borrower, entered into a Loan and Security Agreement (the "Loan and Security Agreement") with SVB and SVB Innovation Credit Fund VIII, L.P. ("SVB Innovation") as the lenders, and SVB as the collateral agent. The total principal amount of the loans is $20.0 million (the "Term Loans"), and all obligations due under the Term Loans are collateralized by all of the Company's right, title, and interest in and to its specified personal property in favor of the collateral agent. The Term Loans include events of default and covenant provisions, whereby accelerated repayment may result if the Company were to default. On January 1, 2022, the Company began repaying the Term Loans, which are payable in 24 equal monthly installments, including principal and interest. The interest rate on the loans is a floating rate per annum equal to the greater of (i) 8.5% and (ii) the Prime Rate plus the Prime Rate Margin (each as defined in the Loan and Security Agreement), which increases by 2.0% per annum upon the occurrence of an event of default. The effective interest rate as of December 31, 2023 and 2022 were 10.2% and 9.4%, respectively. For the years ended December 31, 2023 and 2022, the Company recognized interest expense of $0.6 million and $1.5 million, respectively.

Additionally, in conjunction with the issuance of the Term Loans, the Company issued 366,140 warrants to SVB and 366,140 warrants to SVB Innovation, totaling 732,280 warrants. The Company issued the warrants to the lenders as consideration for entering into the Term Loans, representing a loan issuance fee. Each warrant provides SVB and SVB Innovation with the right to purchase one share of the Company's Class A common stock. The Company recorded the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized as a gain or loss in the Company's consolidated statements of operations. The initial offsetting entry to the warrant liability was a debt discount recorded to reflect the loan issuance fee. See Note 11 - Liability Classified Warrants for further details. Effective March 27, 2023, the Term Loans and warrants were assigned to and assumed by First-Citizens Bank & Trust Company on the original terms and conditions of the financial instruments.

Upon the closing of the Business Combination, the SVB warrants became public warrants. The subsequent measurement of the SVB warrants is classified as Level 1 due to the use of an observable market quote in an active market under the ticker "ACHR WS". The quoted price of the public warrants was $3.22 as of December 31, 2024.

During the years ended December 31, 2023 and 2022, the Company recognized interest expense of $0.7 million and $0.5 million related to the amortization of the discount and loan issuance costs, respectively. As of December 31, 2023, the Term Loans were fully repaid and the discount and loan issuance costs were fully amortized.

Note 7 - Commitments and Contingencies

Operating Leases

The Company leases office, lab, hangar, and storage facilities under various operating lease agreements with lease periods expiring between 2025 and 2030 and generally containing periodic rent increases and various renewal and termination options.

The Company's lease costs were as follows (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating lease cost	$ 5.0	$ 5.7	$ 5.8
Short-term lease cost	0.5	0.6	0.2
Total lease cost	$ 5.5	$ 6.3	$ 6.0

The Company's weighted-average remaining lease term and discount rate as of December 31, 2024 and 2023 were as follows:

	2024	**2023**
Weighted-average remaining lease term (in months)	48	58
Weighted-average discount rate	14.4 %	14.7 %

The minimum aggregate future obligations under the Company's non-cancelable operating leases as of December 31, 2024 were as follows (in millions):

2025	$ 6.1
2026	5.4
2027	2.9
2028	2.2
2029	2.3
Thereafter	2.1
Total future lease payments	21.0
Less: leasehold improvement allowance	(0.5)
Total net future lease payments	20.5
Less: imputed interest	(5.5)
Present value of future lease payments	$ 15.0

Supplemental cash flow information and non-cash activities related to right-of-use assets and lease liabilities were as follows (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating cash outflows from operating leases	$ 5.2	$ 5.0	$ 4.3
Operating lease liabilities from obtaining right-of-use assets	2.1	0.6	11.7

Finance Lease

In February 2023, the Company entered into a lease arrangement with the Newton County Industrial Development Authority (the "Authority") for the Company's manufacturing facilities to be constructed in Covington, Georgia. In connection with the lease arrangement, the Authority issued a taxable revenue bond (the "Bond"), which was acquired by the Company. The arrangement is structured so that the Company's lease payments to the Authority equal and offset the Authority's bond payments to the Company. Accordingly, the Company offsets the finance lease obligation and the Bond on its consolidated balance sheets.

Letters of Credit

On February 28, 2023, in conjunction with a project agreement that the Company entered into with the City of Covington and the Authority for the Company's manufacturing facilities to be constructed in Covington, Georgia, the Company entered into a standby letter of credit in the amount of $3.5 million in favor of the City of Covington, to guarantee certain performance obligations. The standby letter of credit expires on March 31, 2035.

As of December 31, 2024, the Company had standby letters of credit in the aggregate outstanding amount of $5.8 million, secured with restricted cash.

Litigation

During the ordinary course of the business, the Company may be subject to legal proceedings, various claims, and litigation. Such proceedings can be costly, time consuming, and unpredictable, and therefore, no assurance can be given that the final outcome of such proceedings will not materially impact the Company's financial condition or results of operations.

Wisk Litigation and Technology and Dispute Resolution Agreements

On April 6, 2021, Wisk Aero LLC ("Wisk") brought a lawsuit against the Company in the United States District Court for the Northern District of California alleging misappropriation of trade secrets and patent infringement. The Company filed certain counterclaims for defamation, tortious interference and unfair competition.

On August 10, 2023, the Company, the Boeing Company ("Boeing") and Wisk entered into a series of agreements that provide for, among other things, certain investments by Boeing into the Company and an autonomous flight technology collaboration between Wisk and the Company, the issuance of certain warrants to Wisk and resolution of the federal and state court litigation between the parties (the "Technology and Dispute Resolution Agreements").

Pursuant to the Technology and Dispute Resolution Agreements, the Company issued Wisk a warrant to purchase up to 13,176,895 shares of the Company's Class A Common Stock with an exercise price of $0.01 per share (the "Wisk Warrant").

The Company recorded the initial vested tranche of shares underlying the warrant within equity at its fair value and recognized technology and dispute resolution agreements expense for the initial vested tranche of shares upon the issuance of the Wisk Warrant. The Company recorded the unvested portion of shares underlying the Wisk Warrant (the "Second Tranche") as liabilities at their fair value and adjusted the Wisk Warrant to fair value at each reporting period. This liability was subjected to remeasurement at each balance sheet date until exercised, and any change in fair value was recognized as a gain or loss in the Company's consolidated statements of operations. The initial offsetting entry to the warrant liability was technology and dispute resolution agreements expense. Upon the issuance of shares underlying the the Second Tranche, the warrant liability was reclassed to equity at fair value. During the years ended December 31, 2024 and 2023, the Company recorded $10.3 million and $70.3 million, respectively, in general and administrative expenses.

On June 7, 2024, Wisk filed a motion in the United States District Court for the Northern District of California to enforce the Technology and Dispute Resolution Agreements in regards to a dispute between the parties with respect to the Second Tranche. The Company filed its opposition on July 10, 2024 and a hearing on Wisk's motion occurred on August 14, 2024. On September 6, 2024, the Court entered an order determining that the shares underlying the Second Tranche were exercisable and that the Company was required to pay Wisk prejudgment interest for the period from March 21, 2024 through the date of the Court's hearing on the issue, which has been paid by the Company. On November 5, 2024, the Court issued an order denying Wisk's motion for partial reconsideration of certain aspects of the Court's August order. The Wisk Warrant was fully vested and exercised in the year ended December 31, 2024.

Delaware Class Action Litigation

Singh. On May 17, 2024, two putative stockholders of the Company (and formerly, Atlas) filed class action lawsuits, on behalf of themselves and other similarly-situated stockholders, in the Delaware Court of Chancery against the directors and officers of Atlas, the Company, the Company's co-founders, Moelis & Company Group LP and Moelis & Company LLC. The complaint asserts claims against the defendants for breaches of fiduciary duties, aiding and abetting breaches of fiduciary duties, and unjust enrichment, in connection with the merger between Atlas and the Company. The plaintiffs request damages in an amount to be determined at trial, as well as attorneys' and experts' fees. Relatedly, on June 19, 2024, another putative stockholder of the Company filed a class action lawsuit, on behalf of himself and other similarly-situated stockholders, in the Delaware Court of Chancery asserting similar claims as the aforementioned May 17, 2024 complaint against the same defendants named in that May complaint. The Delaware Court of Chancery subsequently consolidated the related class actions and appointed a lead plaintiff. The Company along with the other defendants filed a motion to dismiss on October 3, 2024. The plaintiffs filed an answer on January 13, 2025. The hearing on the motion to dismiss is scheduled for April 17, 2025.

<u>Solak</u>. On June 28, 2024, a stockholder of the Company filed a class action complaint in the Delaware Court of Chancery regarding the vote at the annual meeting of stockholders held on June 21, 2024 to approve the amendment to the Company's Amended and Restated Certificate of Incorporation filed on September 16, 2021 (the "Amended and Restated Certificate of Incorporation") to include a provision exculpating officers of the Company from certain types of duty of care claims. On July 5, 2024, the Company filed a Certificate of Correction to clarify that its Amended and Restated Certificate of Incorporation remains unchanged and the Delaware Court of Chancery subsequently dismissed the class action. On October 28, 2024, the parties entered into a settlement that releases all claims by the plaintiff and on November 7, 2024, the Company paid an immaterial amount as required under the settlement agreement.

Note 8 - Preferred and Common Stock

On December 26, 2024, the Company filed a Certificate of Amendment to the Company's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the total number of authorized shares of capital stock from 1,010,000,000 to 1,710,000,000, consisting of 1,400,000,000 shares of Class A common stock, 300,000,000 shares of Class B common stock and 10,000,000 shares of preferred stock.

Effective December 31, 2024 (the "Final Conversion Date"), pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation providing for the automatic conversion of the Company's Class B common stock on the last trading day of the year during which the number of outstanding shares of Class B common stock represents less than 10.0% of the total number of outstanding shares of the Company's Class A common stock and Class B common stock, each outstanding share of Class B common stock automatically converted into the same number of shares of Class A common stock (the "Conversion"). No additional shares of Class B common stock have been or will be issued following the Final Conversion Date.

Preferred Stock

As of December 31, 2024, no shares of preferred stock were outstanding, and the Company has no present plans to issue any shares of preferred stock.

Voting

Holders of the Company's Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders and prior to the Conversion, holders of Class B common stock were entitled to ten votes per share on all matters to be voted upon by the stockholders. As a result of the Conversion during the year, all former holders of Class B common stock received an equal number of shares of Class A common stock. In addition, the provisions of the Certificate of Incorporation and DGCL that entitled the holders of shares of Class A common stock and Class B common stock, in certain circumstances, to separate class voting rights, are no longer applicable as a result of the Conversion.

Dividends

Holders of Class A common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion out of funds legally available therefor. No dividends on common stock have been declared by the Company's Board of Directors through December 31, 2024, and the Company does not expect to pay dividends in the foreseeable future.

Preemptive Rights

Stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to Class A common stock.

Conversion

The Company's Class B common stock was subject to "sunset" provisions of the Company's Amended and Restated Certificate of Incorporation, pursuant to which all shares of Class B common stock would automatically convert into an equal number of shares of Class A common stock upon the earliest to occur of (i) the ten-year anniversary of the closing of the Business Combination, (ii) the date specified by the holders of two-thirds of the then outstanding Class B common stock, voting as a separate class, and (iii) when the number of Class B common stock represents less than 10% of the aggregate number of Class A common stock and Class B common stock then outstanding. During the year ended December 31, 2024, shares of the Company's Class B common stock represented less than 10% of all outstanding shares of the Company's common stock, and as such pursuant to the terms of the Company's Amended and Restated Certificate of Incorporation, each outstanding share of Class B common stock automatically converted into an equal number of Class A common stock on December 31, 2024. Following the Final Conversion Date, the Company may no longer issue any additional shares of Class B common stock.

During the years ended December 31, 2024, 2023 and 2022, 43,434,962, 26,449,869 and 8,406,170 shares of Class B common stock were converted into Class A common stock, respectively.

Liquidation

In the event of the Company's voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of the Company's common stock will be entitled to receive an equal amount per share of all of the Company's assets of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied.

PIPE Financing

On August 10, 2023, the Company entered into subscription agreements with certain investors providing for the private placement of 26,173,286 shares of the Company's Class A common stock for net proceeds of approximately $139.0 million, after deducting offering costs.

On August 8, 2024, the Company entered into subscription agreements with certain investors providing for the private placement of the Company's Class A common stock at a purchase price of $3.35 per share (the "First 2024 PIPE Financing"), pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. A portion of the First 2024 PIPE Financing closed on August 12, 2024 for 49,283,582 shares of the Company's Class A common stock for net proceeds of approximately $158.0 million, after deducting offering costs. The remaining portion of the First 2024 PIPE Financing covering an aggregate of 2,982,089 shares of the Company's Class A common stock to be issued and sold to Stellantis N.V. ("Stellantis") for gross proceeds of approximately $10.0 million closed on January 6, 2025.

On December 11, 2024, the Company entered into subscription agreements with certain investors providing for the private placement of the Company's Class A common stock at a purchase price of $6.65 per share (the "Second 2024 PIPE Financing"), pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. A portion of the Second 2024 PIPE Financing closed on December 13, 2024 for 63,909,776 shares of the Company's Class A common stock for net proceeds of approximately $407.7 million, after deducting offering costs. The remaining portion of the Second 2024 PIPE Financing covering an aggregate of 751,879 shares of the Company's Class A common stock to be issued and sold to Stellantis for anticipated gross proceeds of approximately $5.0 million is subject to the satisfaction of certain closing conditions, including approval by the Company's stockholders.

At-The-Market Program

In November 2023, the Company filed a shelf registration statement on Form S-3 with the SEC and a related prospectus supplement pursuant to which it may, from time to time, sell shares of its Class A common stock, having an aggregate value of up to $70.0 million, pursuant to a Controlled Equity Offering[SM] Sales Agreement (the "Sales Agreement") with a placement agent (the "First ATM Program"). The First ATM Program was fully utilized in May 2024. During the years ended December 31, 2024 and 2023, the Company sold 10,275,033 and 3,109,097 shares of Class A common stock, respectively, under the First ATM Program, for net proceeds of $48.1 million and $19.5 million, respectively.

In May 2024, the Company filed a shelf registration statement on Form S-3 with the SEC that permits the offering of an aggregate of up to $95.0 million of shares of the Company's Class A common stock or preferred stock, debt securities, warrants, and units (the "2024 Shelf Registration Statement"), including a prospectus for the sale under the Sales Agreement of shares of its Class A common stock, having an aggregate value of up to $70.0 million (the "Second ATM Program"). The Second ATM Program was fully utilized in November 2024. During the year ended December 31, 2024, the Company sold 20,644,100 shares of Class A common stock under the Second ATM Program for net proceeds of $68.0 million.

In November 2024, the Company filed a shelf registration statement on Form S-3ASR with the SEC and a related prospectus for the sale under the Sales Agreement of shares of its Class A common stock, having an aggregate value of up to $70.0 million (the "Third ATM Program"). During the year ended December 31, 2024, the Company sold 2,052,484 shares of Class A common stock under the Third ATM Program for net proceeds of $21.7 million. As of December 31, 2024, the Company had $47.5 million remaining eligible for sales under the Third ATM Program.

The Company pays the placement agent a commission rate of up to 3.0% of the gross proceeds from any shares of Class A common stock sold through the Sales Agreement.

Note 9 - Stock-Based Compensation

Amended and Restated 2021 Plan

In August 2021, the Company adopted the 2021 Equity Incentive Plan (the "2021 Plan"), which was approved by the stockholders of the Company in September 2021 and became effective immediately upon the closing of the Business Combination. In April 2022, the Company amended and restated the 2021 Plan (the "Amended and Restated 2021 Plan"), which was approved by the stockholders of the Company in June 2022. The aggregate number of shares of Class A common stock that may be issued under the plan increased to 34,175,708. In addition, the number of shares of Class A common stock reserved for issuance under the Amended and Restated 2021 Plan will automatically increase on January 1st of each year following this amendment, starting on January 1, 2023 and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 5.0% of the total number of shares of Class A and Class B common stock outstanding on December 31 of the preceding year, or (ii) a lesser number of shares of Class A common stock determined by the Board of Directors prior to the date of the increase (the "EIP Evergreen Provision"). The EIP Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes. In accordance therewith, the number of shares of Class A common stock reserved for issuance under the Amended and Restated 2021 Plan increased by 15,320,111 shares on January 1, 2024. The Amended and Restated 2021 Plan provides for the grant of incentive and non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and other awards to employees, directors, and non-employees.

In connection with the adoption of the 2021 Plan, the Company ceased issuing awards under its 2019 Equity Incentive Plan (the "2019 Plan"). Following the closing of the Business Combination, the Company assumed the outstanding stock options under the 2019 Plan and converted such stock options into options to purchase the Company's common stock. Such stock options will continue to be governed by the terms of the 2019 Plan and the stock option agreements thereunder, until such outstanding options are exercised or until they terminate or expire.

Employee Stock Purchase Plan

In August 2021, the Company adopted the 2021 Employee Stock Purchase Plan (the "ESPP"), which became effective immediately upon the closing of the Business Combination. The ESPP permits eligible employees to purchase shares of Class A common stock at a price equal to 85.0% of the lower of the fair market value of Class A common stock on the first day of an offering or on the date of purchase. Additionally, the number of shares of Class A common stock reserved for issuance under the ESPP will automatically increase on January 1st of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (i) 1.0% of the total number of shares of Class A common stock outstanding on December 31 of the preceding year; (ii) 9,938,118 shares of Class A common stock; or (iii) a lesser number of shares of Class A common stock determined by the Board of Directors prior to the date of increase (the "ESPP Evergreen Provision"). The ESPP Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes. In accordance therewith, the number of shares of Class A common stock reserved for issuance under the ESPP increased by 2,679,473 on January 1, 2024. As of December 31, 2024, the maximum number of shares authorized for issuance under the ESPP was 11,085,810, of which 8,133,182 shares remained available under the ESPP.

The Company currently offers six-month offering periods, and at the end of each offering period, which occurs every six months on May 31 and November 30, employees can elect to purchase shares of the Company's Class A common stock with contributions of up to 15.0% of their base pay, accumulated via payroll deductions, subject to certain limitations.

During the year ended December 31, 2024, for the six-month ESPP offering periods that ended on May 31, 2024 and November 30, 2024, employees purchased 812,544 shares at a price of $2.78 per share and 911,452 shares at a price of $2.78 per share, respectively.

The Company uses the Black-Scholes option pricing model to calculate the grant date fair value of each award granted under the ESPP. The following table sets forth the key assumptions and fair value results for each award granted in the Company's six-month offering period that started on December 1, 2024:

Input	December 1, 2024
Stock price	$ 9.57
Term (in years)	0.5
Risk-free interest rate	4.4 %
Volatility	85.0 %
Dividend yield	0.0 %
Grant date fair value per share	$ 3.67

During the years ended December 31, 2024, 2023 and 2022, the Company recognized stock-based compensation expense of $2.6 million, $1.2 million and $0.1 million for the ESPP, respectively.

As of December 31, 2024, the total remaining stock-based compensation expense was $1.6 million for the ESPP, which is expected to be recognized over the current six-month offering period until May 31, 2025.

Annual Equity Awards

Subject to the achievement of certain performance goals established by the Company from time to time, the Company's employees are eligible to receive an annual incentive bonus that will entitle them to an annual grant of RSUs that are fully vested on the date of grant. Furthermore, all the annual equity awards are contingent and issued only upon approval by the Company's Board of Directors or the Compensation Committee. During the years ended December 31, 2024, 2023 and 2022, the Company recognized stock-based compensation expense of $17.8 million, $11.5 million and $9.5 million, respectively, related to these annual equity awards.

Stock Options

A summary of the Company's stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In millions)
Outstanding as of January 1, 2024	3,174,114	$ 0.12	6.7	$ 19.1
Exercised	(999,115)	0.08		4.5
Expired/forfeited	(56,988)	0.10		
Outstanding as of December 31, 2024	2,118,011	0.13	5.8	20.4
Exercisable as of December 31, 2024	1,551,567	$ 0.13	5.8	$ 14.9
Vested and expected to vest as of December 31, 2024	2,118,011	0.13	5.8	20.4

There were no options granted for the years ended December 31, 2024, 2023 and 2022.

The Company recognized stock-based compensation expense of $2.5 million, $2.8 million and $3.8 million for stock options for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, the total remaining stock-based compensation expense for unvested stock options was $2.2 million, which is expected to be recognized over a weighted-average period of 0.4 years.

Restricted Stock Units

A summary of the Company's RSU activity is as follows:

	Number of Shares	Weighted Average Grant Fair Value
Outstanding as of January 1, 2024	31,522,483	$ 4.99
Granted	18,608,964	4.78
Vested	(18,837,707)	4.87
Forfeited	(2,635,494)	4.06
Outstanding as of December 31, 2024	28,658,246	5.02

During the year ended December 31, 2024, the Company granted 2,735,840 RSUs under the Amended and Restated 2021 Plan, representing the annual equity awards for 2023. The RSUs were fully vested on the date of grant and settled in Class A common stock on a one-for-one basis. In addition, the Company granted 14,254,746 RSUs under the Amended and Restated 2021 Plan, which generally vest over a three- or four-year period with a one-year cliff and remain subject to forfeiture if vesting conditions are not met. Upon vesting, RSUs are settled in Class A common stock on a one-for-one basis. The shares of Class A common stock underlying RSU grants are not issued and outstanding until the applicable vesting date.

During the year ended December 31, 2024, the Company granted 1,322,520 RSUs under the Amended and Restated 2021 Plan to certain executives, which vest over a three-year period with a payout based on the Company's relative performance of total shareholder return ("TSR") compared with the annualized TSR of certain peer companies for the service period (the "PSUs"). The award payout can range from 0.0% to 200.0% of the initial grant, and is measured on each anniversary of the grant date. Upon vesting, the PSUs are settled in Class A common stock on a one-for-one basis. If an executive's employment ends due to disability, death, termination without cause or resignation for good reason, the executive (or beneficiary) remains eligible under the award and, if the award is earned, will receive a proration of the PSUs based on active employment during the annual service periods. In all other cases, the award will not vest and all rights to the PSUs will terminate.

The Company also granted 295,858 RSUs under the Amended and Restated 2021 Plan to an employee that pays out based on attainment of predefined performance goals so long as the employee remains employed by the Company over the ten-year performance period. The award payout can range from 0.0% to 100.0% of the initial grant.

The Company determined the fair value of the PSUs using a Monte Carlo simulation model on the grant date. The Company will recognize compensation expense for the PSUs on a straight-line basis over the three-year performance period.

The following assumptions were used to estimate the fair value, using the Monte Carlo simulation, of the PSUs:

	December 18, 2024		March 26, 2024
Stock price	$	8.95	$	4.79
Term (in years)		3.0		3.0
Risk-free interest rate		4.3 %		4.3 %
Volatility		87.3 %		87.1 %
Dividend yield		0.0 %		0.0 %

Immediately prior to closing of the Business Combination, each of the Company's founders was granted 20,009,224 RSUs under the 2019 Plan pursuant to the terms and conditions of the Business Combination Agreement. One-quarter of each of the Founder Grants was intended to vest upon the achievement of the earlier to occur of (i) a price-based milestone or (ii) a performance-based milestone, with a different set of such price and performance-based milestones applying to each quarter of each of the Founder Grants and so long as the achievement occurs within seven years following the closing of the Business Combination.

The Company accounts for the Founder Grants as four separate tranches, with each tranche consisting of two award conditions, a performance award condition and market award condition. Each tranche vests when either the market condition or performance condition is satisfied (only one condition is satisfied). The Company determined the fair value of the performance award by utilizing the trading price on the Closing Date. When the applicable performance milestone is deemed probable of being achieved, the Company will recognize compensation expense for the portion earned to date over the requisite period. For the market award, the Company determined both the fair value and derived service period using a Monte Carlo simulation model on the Closing Date. The Company will recognize compensation expense for the market award on a straight-line basis over the derived service period. If the applicable performance condition is not probable of being achieved, compensation cost for the value of the award incorporating the market condition is recognized, so long as the requisite service is provided. If the performance milestone becomes probable of being achieved, the full fair value of the award will be recognized, and any remaining expense for the market award will be canceled.

One-quarter of each of the Founder Grants, totaling 10,004,612 shares of Class B common stock, vested immediately prior to the Closing Date pursuant to the terms and conditions of the Business Combination Agreement. On April 14, 2022, the vested 5,002,306 shares of Class B common stock of the Company's former co-CEO were cancelled. On July 13, 2023, following the expiration of 15 months from the separation of the former co-CEO from the Company on April 13, 2022, the former officer's unvested 15,006,918 shares of Class B common stock for the remaining three tranches were forfeited. The Company then reversed the previously recognized stock-compensation expense of $59.1 million associated with these shares. During the year ended December 31, 2024, the Company's Board of Directors determined that the performance milestone for the second tranche of the outstanding Founder Grant, covering 5,002,306 shares of Class B common stock, was achieved. As of December 31, 2024, there were 10,004,612 RSUs outstanding, representing the remaining two tranches of the outstanding Founder Grant.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded $33.1 million, $49.7 million and $64.9 million of stock-based compensation expense, respectively, for the remaining three tranches of the outstanding Founder Grant in general and administrative expenses in the consolidated statements of operations. Of the amounts recorded during the years ended December 31, 2023 and 2022, approximately $17.3 million and $32.4 million of stock-based compensation expense, respectively, associated with the forfeiture were reversed in July 2023 and recorded during the year ended December 31, 2023.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded $47.4 million, $27.0 million and $22.8 million of stock-based compensation expense, respectively, related to RSUs (excluding the Founder Grants).

As of December 31, 2024, the total remaining stock-based compensation expense for unvested RSUs (including the remaining Founder Grant) was $114.5 million, which is expected to be recognized over a weighted-average period of 0.9 years.

Restricted Stock

In August 2023, the Company issued 1,985,559 shares of Class A common stock to an outside vendor to satisfy $11.0 million of the Company's outstanding payable to that vendor. Accordingly, the Company reclassified $11.6 million, representing the grant date fair value of the award, of legal expense to stock-based compensation expense within general and administrative expenses in the consolidated statements of operations during the year ended December 31, 2023.

Issuance of Class A Common Stock

During the year ended December 31, 2024, the Company issued 1,685,994 shares of Class A common stock pursuant to its 2024 Shelf Registration Statement to certain service providers to satisfy $5.8 million of the Company's outstanding amounts payable to those service providers.

The Company records stock-based compensation expense for stock-based compensation awards based on the fair value on the date of grant. The stock-based compensation expense is recognized ratably over the course of the requisite service period.

The Company has elected to account for forfeitures as they occur and will record stock-based compensation expense assuming all stockholders will complete the requisite service period. If an employee forfeits an award because they fail to complete the requisite service period, the Company will reverse stock-based compensation expense previously recognized in the period the award is forfeited.

The following table presents stock-based compensation expense included in each respective expense category in the consolidated statements of operations (in millions):

	Year Ended December 31,		
	2024	2023	2022
Research and development	$ 49.0	$ 28.9	$ 26.1
General and administrative	59.8	16.3	76.7
Total stock-based compensation expense	$ 108.8	$ 45.2	$ 102.8

Warrants

A summary of the Company's warrant activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In millions)
Outstanding as of January 1, 2024	20,788,247	$ 0.01	4.5	$ 127.4
Issued	57,050	0.01		
Exercised	(91,667)	0.01		0.8
Outstanding as of December 31, 2024	20,753,630	0.01	3.5	202.1
Vested and exercisable as of December 31, 2024	7,805,276	$ 0.01	2.4	$ 76.0

United Airlines

On January 29, 2021, the Company entered into the United Purchase Agreement, United Collaboration Agreement, and United Warrant Agreement. Under the terms of the United Purchase Agreement, United has a conditional purchase order for up to 200 of the Company's aircraft, with an option to purchase an additional 100 aircraft. Those purchases are conditioned upon the Company meeting certain conditions that include, but are not limited to, the certification of the Company's aircraft by the Federal Aviation Administration ("FAA") and further negotiation and reaching of mutual agreement on certain material terms related to the purchases. The Company issued 14,741,764 warrants to United to purchase shares of the Company's Class A common stock. Each warrant provides United with the right to purchase one share of the Company's Class A common stock at an exercise price of $0.01 per share. The warrants were initially expected to vest in four installments in accordance with the following milestones: the execution of the United Purchase Agreement and the United Collaboration Agreement, the completion of the Business Combination, the certification of the aircraft by the FAA, and the sale of aircraft to United.

On August 9, 2022, the Company entered into Amendment No. 1 to the United Purchase Agreement (the "Amended United Purchase Agreement") and Amendment No. 1 to the United Warrant Agreement (the "Amended United Warrant Agreement"). In association with the Amended United Purchase Agreement, the Company received a $10.0 million pre-delivery payment from United for 100 of the Company's aircraft (the "Pre-Delivery Payment"), which was recognized as a contract liability in other long-term liabilities in the Company's consolidated balance sheets. Pursuant to the Amended United Warrant Agreement, the vesting condition of the fourth milestone of the United Warrant Agreement was modified, and the warrants now vest in four installments in accordance with the following sub-milestones: (i) 737,088 warrants vested upon receipt by the Company of the Pre-Delivery Payment on August 9, 2022; (ii) 2,211,264 warrants vested on February 9, 2023 upon the six-month anniversary of the amendment date; (iii) 3,685.45 warrants shall vest upon the acceptance and delivery of each of the Company's 160 aircraft; and (iv) 22,112.65 warrants shall vest upon the acceptance and delivery of each of the Company's 40 aircraft.

The Company accounts for the Amended United Purchase Agreement and the United Collaboration Agreement under ASC 606, *Revenue from Contracts with Customers*. The Company identified the sale of each aircraft ordered by United as a separate performance obligation in the contract. As the performance obligations have not been satisfied, the Company has not recognized any revenue as of December 31, 2024.

With respect to the warrant vesting milestones outlined above, the Company accounts for them as consideration payable to a customer under ASC 606 related to the future purchase of aircraft by United. The Company determined that the warrants are classified as equity awards based on the criteria of ASC 480, *Distinguishing Liabilities from Equity* and ASC 718. Pursuant to ASC 718, the Company measured the grant date fair value of the warrants to be recognized upon the achievement of each of the original four milestones and the vesting of the related warrants, which was determined to be $13.35, based on a valuation of the Company's Class A common stock on January 29, 2021.

For the first milestone, issuance of warrants in conjunction with the execution of the United Purchase Agreement and the United Collaboration Agreement, the Company recorded the grant date fair value of the respective warrant tranche at the vesting date upon satisfaction of the milestone, and the related costs were recorded in other warrant expense due to the absence of historical or probable future revenue. For the second milestone, the completion of the Business Combination transaction, the related costs were also recorded in other warrant expense due to the absence of historical or probable future revenue. A total of 8,845,058 warrants vested from achievement of the first two milestones and were exercised. For the third milestone, the certification of the aircraft by the FAA, the Company will assess whether it is probable that the award will vest at the end of every reporting period. If and when the award is deemed probable of vesting, the Company will begin capitalizing the grant date fair value of the associated warrants as an asset through the vesting date and subsequently amortize the asset as a reduction to revenue as it sells the new aircraft to United.

For the original fourth milestone, the sale of aircraft to United, the Company was initially expected to record the cost associated with the vesting of each portion of warrants within this milestone as a reduction of the transaction price as revenue is recognized for each sale of the aircraft. In connection with the Amended United Warrant Agreement, the Company evaluated the accounting implications associated with the amendment to the fourth milestone in accordance with ASC 606 and ASC 718. For the first sub-milestone, the receipt of the Pre-Delivery Payment, the Company accounted for it as a modification under ASC 718 and recorded the modification date fair value of the associated warrants in other warrant expense upon satisfaction of the sub-milestone on August 9, 2022. For the second sub-milestone, the vesting of warrants on February 9, 2023, the Company accounted for it as a modification under ASC 718 and recorded the modification date fair value of the associated warrants in other warrant expense on a straight-line basis over six months following the amendment date. The modification date fair value of each warrant associated with the first and second sub-milestones was determined to be $4.37, which was the closing price of the Company's Class A common stock on the modification date. For the third and fourth sub-milestones, the sale of 160 aircraft and 40 aircraft, respectively, the Company determined that the amendment does not represent a modification under ASC 718. The Company will record the cost associated with the vesting of each portion of the associated warrants as a reduction of the transaction price based on the original grant date fair value as revenue is recognized for each sale of the aircraft.

There was no other warrant expense recognized for the year ended December 31, 2024.

For the year ended December 31, 2023, the Company recorded $2.1 million in other warrant expense in the consolidated statements of operations related to the second sub-milestone under the fourth milestone, and a total of 2,211,264 warrants vested from achievement of this milestone.

For the year ended December 31, 2022, the Company recorded $10.8 million in other warrant expense in the consolidated statements of operations related to the first two sub-milestones under the fourth milestone, and a total of 737,088 warrants vested from achievement of the first sub-milestone under the fourth milestone.

In August 2023, the Company issued 2,942,778 shares of Class A common stock to United, who cashless net exercised 2,948,352 warrants related to the achievement of the first two sub-milestones under the fourth milestone.

Stellantis N.V.

On January 3, 2023, the Company entered into a manufacturing and collaboration agreement with Stellantis, pursuant to which the Company and Stellantis will collaborate on the development and implementation of the Company's manufacturing operations for the production of its eVTOL aircraft products (the "Stellantis Collaboration Agreement"). In connection with the Stellantis Collaboration Agreement, the Company entered into a forward purchase agreement (as amended, the "Stellantis Forward Purchase Agreement") and a warrant agreement (the "Stellantis Warrant Agreement") with Stellantis on January 3, 2023.

Under the terms of the Stellantis Forward Purchase Agreement, the Company agreed to issue and sell to Stellantis up to $150.0 million of shares of the Company's Class A common stock pursuant to terms and conditions of the Stellantis Forward Purchase Agreement. As further described below, the shares pursuant to the Stellantis Forward Purchase Agreement were fully issued in July 2024.

Under the terms of the Stellantis Warrant Agreement, Stellantis is entitled to purchase up to 15.0 million shares of the Company's Class A common stock, at an exercise price of $0.01 per share (the "Stellantis Warrant"). The Stellantis Warrant will vest and become exercisable in three equal tranches upon 12, 24 and 36 months of the grant date, provided that (i) Stellantis has performed certain undertakings set forth in the Stellantis Collaboration Agreement and/or (ii) the VWAP (as defined in the Stellantis Warrant Agreement) for the Class A common stock exceeding certain specified amounts. Pursuant to the terms and conditions of the Stellantis Collaboration Agreement, Stellantis is deemed to have performed the undertakings if the Stellantis Collaboration Agreement has not been terminated by the Company as of the specified vesting date for each tranche.

As the Company is currently in pre-revenue stage and is not generating any revenue from the Stellantis Collaboration Agreement, all costs incurred with third parties are recorded based on the nature of the costs incurred. The Company accounts for the warrant in accordance with the provisions of ASC 718. The grant date fair value of each warrant was determined to be $1.93, which was the closing price of the Company's Class A common stock on January 3, 2023. For each tranche of the warrant, the Company will recognize compensation costs as the related services are received from Stellantis on a straight-line basis over the associated service period. During the years ended December 31, 2024 and 2023, the Company recorded $8.1 million and $17.5 million of R&D expense, respectively, in the consolidated statements of operations in connection with the Stellantis Collaboration Agreement.

On June 23, 2023, the Company issued 6,337,039 shares of Class A common stock to Stellantis in connection with the first milestone under the Stellantis Forward Purchase Agreement and received approximately $25.0 million in gross proceeds. On August 10, 2023, Stellantis waived certain conditions provided for in the Stellantis Forward Purchase Agreement relating to the Company's actual achievement pursuant to Milestone 2 (as defined in the Stellantis Forward Purchase Agreement). In connection with this waiver, the Company submitted an election notice to draw down upon the $70.0 million applicable to Milestone 2, which equals 12,313,234 shares of the Company's Class A common stock. This drawdown was completed on October 16, 2023. On June 27, 2024, the Company elected to draw down the $55.0 million remaining available under the Stellantis Forward Purchase Agreement associated with Milestone 3 (as defined in the Stellantis Forward Purchase Agreement). In accordance therewith, on July 1, 2024, the Company issued 17,401,153 shares of Class A common stock to Stellantis for gross proceeds of approximately $55.0 million.

FCA US LLC

On November 6, 2020, the Company entered into a collaboration agreement with FCA US LLC ("FCA") (the "FCA Collaboration Agreement"), in which both parties agreed to work together to complete a series of fixed duration collaboration projects related to the Company's ongoing efforts to design, develop, and bring up production capabilities for its aircraft. In conjunction with the FCA Collaboration Agreement, the Company issued a warrant to FCA on November 6, 2020, in which FCA has the right to purchase up to 1,671,202 shares of the Company's Class A common stock at an exercise price of $0.01 per share. The Company performed a valuation and determined each warrant had a fair value of $0.15 per share at the grant date. Shares under the warrant vest based on the completion of specific aircraft development milestones identified under the FCA Collaboration Agreement.

As the Company is currently in pre-revenue stage and is not generating any revenue from the FCA Collaboration Agreement, all costs incurred with third parties are recorded based on the nature of the cost incurred. The Company accounts for the warrant in accordance with ASC 718. The Company assessed whether it was probable that the award vested for each of the seven milestones at the end of every reporting period. If and when the award was deemed probable of vesting, the Company recognized compensation expense for the portion of the grant determined probable of vesting on a straight-line basis over the duration of each milestone. If services had been provided by FCA prior to management determining the milestone was probable of being achieved, a cumulative catch-up adjustment was recorded for services performed in prior periods. During the year ended December 31, 2022, the Company recorded $0.1 million of R&D expense in the consolidated statements of operations related to the completion of certain milestones. As of December 31, 2022, all seven milestones have been completed, amounting to 1,671,202 shares that have vested.

FCA Italy S.p.A.

On July 19, 2021, the Company entered into a manufacturing consulting agreement with an affiliate of FCA, FCA Italy S.p.A. ("FCA Italy") (the "Manufacturing Consulting Agreement"), in which both parties agreed to work together to complete a series of fixed duration projects to develop manufacturing and production processes in connection with the Company's ongoing efforts to bring up production capabilities for its aircraft. In conjunction with the Manufacturing Consulting Agreement, the Company issued a warrant to FCA Italy, in which FCA Italy has the right to purchase up to 1,077,024 shares of the Company's Class A common stock at an exercise price of $0.01 per share. The Company performed a valuation and determined each warrant had a fair value of $8.98 per share at the grant date. The shares underlying the warrant vest in two equal installments in accordance with two time-based milestones.

The Company accounts for the warrant in accordance with ASC 718. The Company recognized compensation cost for half of the shares that were fully vested upon execution of the Manufacturing Consulting Agreement. The Company recognized compensation cost for the remaining half of the warrant as the related services were received from FCA Italy on a straight-line basis over the service period of 12 months. During the year ended December 31, 2022, the Company recorded $2.8 million of R&D expense in the consolidated statements of operations related to services received for the second milestone. As of December 31, 2022, both of the milestones have been completed, amounting to 1,077,024 shares that have vested.

Note 10 - Income Taxes

The Company's loss before income taxes consisted of the following (in millions):

	Year Ended December 31,		
	2024	**2023**	**2022**
United States	$ (537.6)	$ (458.7)	$ (317.3)
International	1.0	1.3	—
Total	$ (536.6)	$ (457.4)	$ (317.3)

The Company recognized foreign current income tax provision of $0.2 million and $0.5 million during the years ended December 31, 2024 and 2023, respectively. The Company did not recognize any current income tax provision during the year ended December 31, 2022. The Company did not record any deferred income tax provision for the years ended December 31, 2024, 2023 and 2022. The related increase in the deferred tax assets was offset by the increase in valuation allowance.

A reconciliation of the Company's effective income tax rate to the expected income tax rate, computed by applying the federal statutory income tax rate of 21.0% to the Company's loss before income taxes, is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
Federal income tax (benefit) at statutory tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes (net of federal benefit)	0.8 %	(2.7)%	2.5 %
Nondeductible expenses	(1.0)%	(0.1)%	(0.2)%
Warrant expense	(1.9)%	(1.6)%	0.8 %
Nondeductible officers' compensation	(0.7)%	0.1 %	(4.7)%
Other	0.0 %	0.0 %	(0.7)%
Credits	5.4 %	4.4 %	4.9 %
Change in valuation allowance	(23.6)%	(21.2)%	(23.6)%
Effective tax rate	0.0 %	(0.1)%	0.0 %

Differences between the state statutory rate and state effective tax rate for the years ended December 31, 2024 and 2023 primarily relate to the limitations imposed on certain share-based compensation under Section 162(m), R&D tax credits and an increase in the valuation allowance.

The Company's significant components of its deferred tax assets and liabilities are as follows (in millions):

	As of December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 133.0	$ 84.1
Accrued expenses	4.3	12.4
Operating lease liabilities	3.3	3.5
Stock-based compensation	2.1	1.9
Warrants	7.8	6.0
Capitalized R&D expenses	132.3	77.8
Credits	71.5	41.7
Start-up costs	3.7	3.8
Other	0.3	0.7
Gross deferred tax assets	358.3	231.9
Less: valuation allowance	(353.3)	(226.3)
Deferred tax assets, net of valuation allowance	5.0	5.6
Deferred tax liabilities:		
Depreciation and amortization	(3.2)	(3.7)
Right-of-use assets	(1.8)	(1.9)
Total deferred tax liabilities	(5.0)	(5.6)
Total net deferred tax assets	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the analysis of federal and state deferred tax balances and future tax projections and the Company's lack of taxable income in the carryback period, the Company did not believe it is more-likely-than-not that the net deferred tax assets will be realizable. Accordingly, the Company had provided a full valuation allowance against the entire domestic and the majority of the foreign net deferred tax assets as of December 31, 2024 and 2023. The valuation allowance increased by $127.0 million, $96.6 million and $82.6 million during the years ended December 31, 2024, 2023 and 2022, respectively.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022. The Company does not currently expect the Inflation Reduction Act to impact its estimated effective tax rate due to a full valuation allowance against deferred tax assets.

As of December 31, 2024 and 2023, the Company has U.S. federal net operating loss ("NOL") carryforwards of $616.5 million and $389.9 million, respectively, which can be carried forward indefinitely. As of December 31, 2024 and 2023, the Company has state NOL carryforwards of $58.2 million and $40.5 million, respectively, which will both begin to expire in 2038.

In the ordinary course of its business, the Company incurs costs that, for tax purposes, are determined to be qualified R&D expenditures within the meaning of Section 41 of the Internal Revenue Code of 1986, as amended (the "Code") and are, therefore, eligible for the Increasing Research Activities credit under Section 41 of the Code. The U.S. federal R&D tax credit carryforward is $53.2 million and $31.4 million for December 31, 2024 and 2023, respectively. The U.S. federal R&D tax credit carryforward begins to expire in 2039. The state R&D tax credit carryforward is $27.9 million and $15.7 million for December 31, 2024 and 2023, respectively, which can be carried forward indefinitely.

The following table shows the changes in the gross amount of unrecognized tax benefits (in millions):

Balance as of December 31, 2021	$	0.3
Increases related to prior year tax positions		1.2
Balance as of December 31, 2022		1.5
Increases related to current year tax positions		0.5
Balance as of December 31, 2023		2.0
Increases related to current year tax positions		2.0
Balance as of December 31, 2024	$	4.0

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of December 31, 2024 and 2023 is zero due to the valuation allowance that would otherwise be recorded on the deferred tax asset associated with the recognized position. During the years ended December 31, 2024, 2023 and 2022, the Company recognized no interest and penalties related to uncertain tax positions. It is not expected that there will be a significant change in uncertain tax positions in the next 12 months.

In accordance with Section 382 and Section 383 of the Code, a corporation that undergoes an "ownership change" (generally defined as a cumulative change of more than 50.0% in the equity ownership of certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs and R&D tax credits to offset post-change taxable income and post-change tax liabilities, respectively. The Company's existing NOLs and R&D credits may be subject to limitations arising from previous ownership changes, and the ability to utilize NOLs could be further limited by Section 382 and Section 383 of the Code. In addition, future changes in the Company's stock ownership, some of which may be outside of the Company's control, could result in an ownership change under Section 382 and Section 383 of the Code. The amount of such limitations, if any, has not been determined.

The Company is subject to taxation and files income tax returns with the U.S. federal government and various state jurisdictions. The tax years ended December 31, 2018 through December 31, 2024 remain open to examination for federal and state purposes. In addition, the utilization of NOL and R&D credit carryforwards is subject to federal and state review for the periods in which those net losses were incurred. The Company is not under audit by any tax jurisdictions at this time.

Note 11 - Liability Classified Warrants

As of December 31, 2024, there were 17,398,947 public warrants outstanding. Public warrants may only be exercised for a whole number of shares. No fractional shares are issued upon exercise of the public warrants. The public warrants became exercisable on October 30, 2021, 12 months after the closing of the initial public offering of Atlas. The public warrants will expire five years from the consummation of the Business Combination or earlier upon redemption or liquidation.

Once the public warrants become exercisable, the Company may redeem the public warrants for redemption:

• in whole and not in part;

• at a price of $0.01 per public warrant;

• upon not less than 30 days' prior written notice of redemption to each warrant holder; and

• if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Each public warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share. The exercise price and number of Class A common stock issuable upon exercise of the public warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. The public warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the public warrants.

As of December 31, 2024, there were 8,000,000 private placement warrants outstanding. The private placement warrants are identical to the public warrants underlying the shares sold in the initial public offering of Atlas, except that the private placement warrants and the shares of Class A common stock issuable upon the exercise of the private placement warrants became transferable, assignable, and salable on October 16, 2021, 30 days after the completion of the Business Combination, subject to certain limited exceptions. Additionally, the private placement warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

Note 12 - Subsequent Events

On February 12, 2025, the Company closed a registered direct offering in which pursuant to the securities purchase agreement dated February 11, 2025, by and between the Company and certain institutional investors, the Company issued and sold 35,500,000 shares of the Company's Class A common stock for aggregate gross proceeds of $301.8 million before deducting placement agent fees and other offering expenses.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated, as of the end of the period covered by this Annual Report, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in the *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears within Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management, including the Chief Executive Officer and Chief Financial Officer, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On February 28, 2025, we will issue an aggregate of 1,541,941 shares of our Class A common stock at a purchase price of $8.88 per share, issuable in satisfaction of payment to a vendor for services rendered (the "Vendor Shares").

The Vendor Shares were offered by us pursuant to our shelf registration statement on Form S-3 (File No. 333-279289), which was filed with the SEC on May 10, 2024 and declared effective by the SEC on May 16, 2024 including the prospectus supplement dated February 14, 2025, and accompanying prospectus. A copy of the opinion of Fenwick & West LLP relating to the validity of the Vendor Shares is filed herewith as Exhibit 5.1.

Rule 10b5-1 Trading Plans. During the three months ended December 31, 2024, none of our directors or officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", in each case as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

We have established an Insider Trading Policy governing the purchase, sale and other dispositions of our securities that applies to all employees, our officers, non-employee directors and other covered persons. The Insider Trading Policy also provides that Archer will not transact in its own securities unless in compliance with U.S. securities laws. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Archer. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

The remaining information required by this item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to our Proxy Statement, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to our Proxy Statement, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to our Proxy Statement, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated herein by reference to our Proxy Statement, and is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report:

  1.   Financial Statements

See Index to Consolidated Financial Statements under Part II, Item 8 of this Annual Report.

  2.   Financial Statement Schedules

Schedules not listed above have been omitted because they are not required, not applicable, or the required information is otherwise included.

(b) Exhibits

The exhibits listed below are filed as part of this Annual Report or are incorporated by reference as indicated.

Exhibit	Description
2.1††	Amended and Restated Business Combination Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Artemis Acquisition Sub Inc. and Archer (incorporated by reference to Exhibit 2.1 to Form 8-K (File No. 001-39668), filed July 29, 2021)
3.1	Amended and Restated Certificate of Incorporation of Archer, as amended and restated (incorporated by reference to Exhibit 3.1 to Form S-3ASR (File No. 333-284812), filed February 11, 2025)
3.2	Amended and Restated Bylaws of Archer, as amended and restated (incorporated by reference to Exhibit 3.2 to Form 8-K (File No. 001-39668), filed December 27, 2024)
4.1*	Description of Archer's Securities
4.2	Warrant Agreement, dated October 27, 2020, by and between Legacy Archer and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to Form 8-K (File No. 001-39668), filed November 2, 2020)
5.1	Opinion of Fenwick & West LLP
10.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-39668), filed February 10, 2021)
10.2	Amended and Restated Sponsor Letter Agreement, dated as of July 29, 2021, by and among Atlas Crest Investment Corp., Atlas Crest Investment LLC, Legacy Archer, and the individuals named therein (incorporated by reference to Annex D-2 to Registration Statement on Form S-4 (File No. 333-254007), filed August 3, 2021)
10.3†	Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.4†	Form of Stock Option Grant Package under Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.5†	Form of RSU Grant Package under Archer 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.6†	Archer Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-39668), filed June 15, 2022)
10.7†	Form of Stock Option Grant Package under Archer 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.8†	Form of RSU Grant Package under Archer 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.9†	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.10†	Archer Director Equity Deferral Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 001-39668), filed August 10, 2022)

Exhibit	Description
10.11†	Form of Irrevocable Deferral Election under Archer Director Equity Deferral Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q (File No. 001-39668), filed August 10, 2022)
10.12†	Offer Letter, dated September 16, 2021, by and between Archer and Adam Goldstein (incorporated by reference to Exhibit 10.13 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.13†	Offer Letter, dated November 19, 2019, by and between Legacy Archer and Tom Muniz (incorporated by reference to Exhibit 10.19 to Registration Statement on Form S-4 (File No. 333-254007), filed August 10, 2021)
10.14††	Sublease Agreement, dated January 14, 2022, between Forescout Technologies, Inc. and Archer (incorporated by reference to Exhibit 10.2 to Form 10-Q (File No. 001-39668), filed May 12, 2022)
10.15	Warrant to Purchase Shares, dated January 3, 2023, by and between Archer and Stellantis N.V. (incorporated by reference to Exhibit 10.3 to Form 8-K (File No. 001-39668), filed January 9, 2023)
10.16	Warrant to Purchase Shares, dated as of November 6, 2020, by and among FCA US LLC and Legacy Archer (incorporated by reference to Exhibit 10.8 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.17	Warrant to Purchase Shares, dated as of January 29, 2021, by and among United Airlines, Inc. and Archer (incorporated by reference to Exhibit 10.21 to Form 10-K (File No. 001-39668), filed March 14, 2022)
10.18	Amendment No. 1 to Warrant to Purchase Shares, dated August 9, 2022, by and among United Airlines, Inc. and Archer (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 001-39668), filed November 10, 2022)
10.19	Warrant to Purchase Shares, dated as of February 26, 2021, by and among Mesa Air Group, Inc. and Legacy Archer (incorporated by reference to Exhibit 10.11 to Registration Statement on S-4 (File No. 333-254007), filed August 10, 2021)
10.20	Warrant to Purchase Shares, dated as of July 19, 2021, by and between FCA Italy, S.p.A. and Legacy Archer (incorporated by reference to Exhibit 10.23 to Form 10-K (File No. 001-39668), filed March 14, 2022)
10.21	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-39668), filed August 10, 2023)
10.22	Form of Warrant to Purchase Shares by and between Archer and Blue Skies Consulting & Trading Limited (incorporated by reference to Exhibit 4.1 to Form 10-Q (File No. 001-39668), filed August 9, 2024)
10.23	Amended and Restated Registration Rights Agreement, by and between Archer and certain stockholders, dated September 16, 2021 (incorporated by reference to Exhibit 10.2 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.24	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K (File No. 001-39668), filed August 10, 2023)
10.25	Registration Rights Agreement, dated January 3, 2023, by and between Archer and Stellantis N.V. (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-39668), filed January 9, 2023)
10.26	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-39668), filed August 8, 2024)
10.27	Form of Registration Rights Agreement, by and between Archer and Stellantis N.V. (incorporated by reference to Exhibit 10.5 to Form 8-K (File No. 001-39668), filed August 8, 2024)
10.28	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to Form 8-K (File No. 001-39668), filed December 10, 2024)
10.29	Form of Registration Rights Agreement, by and between Archer and Stellantis N.V. (incorporated by reference to Exhibit 10.5 to Form 8-K (File No. 001-39668), filed December 12, 2024)
10.30***††	Credit Agreement, dated as of October 5, 2023, by and among Archer, the subsidiary guarantors thereto, and Synovus Bank, as administrative agent and lender (incorporated by reference to Exhibit 10.29 to Form 10-K (File No. 001-39668), filed February 29, 2024)
10.31†	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.26 to Form 8-K (File No. 001-39668), filed September 22, 2021)
10.32†	Form of Change in Control and Severance Agreement (incorporated by reference to Exhibit 10.1 to Form 10-Q (File No. 001-39668), filed May 12, 2022)
10.33	Form of Transaction Support Agreement (incorporated by reference to Annex E to Registration Statement on Form S-4 (File No. 333-254007), filed March 8, 2021)

Exhibit	Description
10.34	Manufacturing Collaboration Agreement, dated January 3, 2023, by and between Archer and Stellantis N.V. (incorporated by reference to Exhibit 10.1 to Form 8-K (File No. 001-39668), filed January 9, 2023)
10.35	Controlled Equity Offering^{SM} Sales Agreement, dated November 9, 2023, by and between Archer and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.2 to Registration Statement on Form S-3 (File No. 333-275465), filed November 13, 2023)
19.1	Policy Against Insider Trading
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2*	Opinion of Fenwick & West LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page thereto)
31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1#	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2#	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K (File No.001-39668), filed February 29, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.

**   Portions of this exhibit are redacted pursuant to Regulation S-K Item 601(b)(10)(iv).

†   Indicates management contract or compensatory plan or arrangement.

††   Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

\#   This certification is deemed not filed for the purpose of section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

(c) Financial Statement Schedules

Reference is made to Item 15(a) 2 above.

Item 16. Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCHER AVIATION INC.

February 27, 2025

By: /s/ Priya Gupta

Priya Gupta
Acting Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam Goldstein and Priya Gupta, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report and to file the same, with any exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Adam Goldstein Adam Goldstein	Chief Executive Officer and Director (*Principal Executive Officer*)	February 27, 2025
/s/ Priya Gupta Priya Gupta	Acting Chief Financial Officer (*Principal Financial and Accounting Officer*)	February 27, 2025
/s/ Deborah Diaz Deborah Diaz	Director	February 27, 2025
/s/ Fred Diaz Fred Diaz	Director	February 27, 2025
/s/ Oscar Munoz Oscar Munoz	Director	February 27, 2025
/s/ Barbara J. Pilarski Barbara J. Pilarski	Director	February 27, 2025
/s/ Maria Pinelli Maria Pinelli	Director	February 27, 2025
/s/ Michael Spellacy Michael Spellacy	Director	February 27, 2025


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